Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given of the Annual General Meeting of Shareholders (the "Annual Meeting") of ICTS International N.V. (the "Company") which will be held on Tuesday, December 19, 2017, at 10:00 A.M. local time, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands.

The agenda for the Annual Meeting, including proposals made by the Supervisory Board and the Management Board, is as follows:

1.   Opening of the meeting by the Chairman of the Supervisory Board.
2.   Report by the Management Board on the course of business of the Company during the financial year 2016 with respect to the annual accounts of the financial year 2016.
3.   Report by the Supervisory Board with respect to the annual accounts of the financial year 2016.
4.   Report of the Audit Committee with respect to the annual accounts of the financial year 2016.
5.   Adoption of the English language to be used for the annual accounts and annual reports of the Company.
6.   Adoption of the annual accounts of the financial year 2016.
7.   Election of a Managing Director.
8.   Election of five Supervisory Directors.
9.   Ratification of appointment of independent auditors for the Company.
10. Discharge from liability of the Management, Management Board and Supervisory Board.
11. Questions.
12. Adjournment.

Pursuant to the Articles of Association of the Company and Netherlands law, copies of the annual accounts for the financial year 2016, the annual report which includes the information required pursuant to Section 2:392 of the Dutch Civil Code and the report of the Supervisory Board are open for inspection by the shareholders of the Company and other persons entitled to attend meetings of shareholders at the offices of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands.

Shareholders may only exercise their shareholder rights for the shares registered in their name on November 17, 2017 the record date for the determination of shareholders entitled to vote at the Annual Meeting.

SHAREHOLDERS ARE URGED TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD OR POWER OF ATTORNEY, AS APPLICABLE, IN THE ENCLOSED RETURN ENVELOPE.

Ran Langer, Managing Director

ICTS INTERNATIONAL N.V.
Walaardt Sacréstraat,
425-5, 1117 BM Schiphol Oost,
The Netherlands (Registered with the Chamber of Commerce at Amstelveen, under No. 33.279.300)

November 17, 2017

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 19, 2017

This Proxy Statement is being furnished to holders of common shares, par value 0.45 Euro per share (the "Common Shares"), of ICTS International N.V., a Netherlands corporation (the "Company"), in connection with the solicitation by the Management Board of proxies in the form enclosed herewith for use at the Annual General Meeting of shareholders of the Company to be held at 10:00, A.M. local time, on Tuesday, December 19, 2017, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands, or at any adjournment or adjournments thereof (the "Annual Meeting"). A copy of the Notice of Annual General Meeting of Shareholders (the "Notice"), which contains the agenda for the Annual Meeting (the "Agenda"), accompanies this Proxy Statement.

The Company's audited consolidated financial statements for the financial year ended December 31, 2016, expressed in U.S. Dollars and prepared in accordance with United States generally accepted accounting principles (hereinafter, the "Annual Accounts"), and the Company's 2016 annual report (the "Annual Report"), is being mailed with this Proxy Statement.

It is proposed at the Annual Meeting to adopt resolutions approving the following proposals (the "Proposals"):

1.	Adoption of the English language to be used for the annual accounts and annual reports of the Company (Item 5 of the Agenda).
2.	Adoption of the Annual Accounts (Item 6 of the Agenda).
3.	Election of a Managing Director (Item 7 of the Agenda).
4.	Election of five Supervisory Directors (Item 8 of the Agenda).
5.	Ratification of appointment of independent auditors for the Company (Item 9 of the Agenda).
6.	Discharge from liability the Management, Management Board and Supervisory Board. (Item 10 of the Agenda).

Pursuant to the Articles of Association of the Company and Netherlands law, copies of the Annual Accounts, the Annual Report and the information required under Section 2:392 of the Dutch Civil Code and the report of the Supervisory Board, written in accordance with the Articles of Association of the Company, are open for inspection by the shareholders and other persons entitled to attend meetings of shareholders at the office of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands, from the date hereof until the close of the Annual Meeting. Information on the Company can also be found on the Company’s website at www.ICTS-INT.com.

Since the Company is a "foreign private issuer" under United States securities laws, the solicitation of proxies for use at the Annual Meeting is not subject to the proxy rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

This solicitation is made by the Management Board and the cost of the solicitation will be borne by the Company. The Company will reimburse brokerage firms, fiduciaries and custodians for their reasonable expenses in forwarding solicitation materials to beneficial owners. The Company is mailing this Proxy Statement, the Notice, the Annual Report, and the form of Power of Attorney to the shareholders on or about November 30, 2017.

Voting Securities and Voting Rights

At the close of business on November 17, 2017, the issued and outstanding voting securities of the Company consisted of 21,000,000 Common Shares. The class of Common Shares is the only class of voting stock of the Company. Shareholders may exercise their shareholder rights to vote only the Common Shares registered in their name on November 17, 2017, the record date for the Annual Meeting.

The Agenda set forth in the Notice was proposed by the Management Board and approved by the Supervisory Board.

A registered holder of Common Shares may cast one vote per share at the Annual Meeting. In accordance with Article 18 of the Articles of Association of the Company, resolutions may be adopted only when a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting, and adoption of a resolution requires an absolute majority of the votes cast at the Annual Meeting.

Shareholders owning and holding approximately 85.1% of the issued and outstanding Common Shares of the Company have indicated that they will vote FOR items 5, 6, 7, 8, 9 and 10 of the Agenda.

Common Shares cannot be voted at the Annual Meeting unless the registered holder is present in person or is represented by a written proxy. The Company is incorporated in The Netherlands and, as required by the laws of The Netherlands and the Company's Articles of Association, the Annual Meeting must be held in the Netherlands. Shareholders who are unable to attend the Annual Meeting in person may authorize the voting of Common Shares at the Annual Meeting by completing and returning the enclosed power of attorney and proxy card naming Ran Langer as proxy holder. If the power of attorney and proxy in the enclosed form is duly executed and returned prior to the Annual Meeting, all Common Shares represented thereby will be voted, and, where specifications are made by the holder of Common Shares on the form of proxy, such proxy will be voted by the proxy holders in accordance with such specifications.

If no specification is made in the power of attorney and proxy, the power of attorney and proxy will be voted by the proxy holders FOR items 5, 6, 7, 8, 9 and 10 of the Agenda.

In the event a shareholder wishes to use any other form of power of attorney and proxy, such power of attorney and proxy shall be voted in accordance with the specification given therein, provided that (i) such power of attorney and proxy states the number of registered Common Shares held by such shareholder, (ii) the Common Shares for which the power of attorney and proxy is given are registered in the name of the shareholder on November 17, 2017, and (iii) such proxy enables the person named therein to vote the Common Shares represented thereby either in favor of or against the Proposals, or to abstain from voting, as applicable. The proxy holder shall present the duly executed proxy together with the enclosed form of Power of Attorney and Proxy signed by the registered shareholder.

Right of Revocation

Any shareholder who has executed and delivered a power of attorney and proxy to the Company and who subsequently wishes to revoke such power of attorney and proxy may do so by delivering a written notice of revocation to the Company at its address set forth above, Attention: Managing Director, at any time prior to the Annual Meeting.

Beneficial Ownership of Securities Owners

The following table sets forth below information regarding the beneficial ownership (as determined under U.S. securities laws) of the Common Shares of the Company, as of November 17, 2017, by each person who is known by the Company to own beneficially more than 5% of the outstanding Common Shares:
Name of Five Percent Shareholders	Beneficially Owned (a)	Percent of Amount of Common Shares Outstanding(b)

MacPherson Trust(c)(1) and (2)	12,085,528	57.6%

Menachem J. Atzmon	3,000,000	14.3%

Igal Tabori	1,202,483	5.7%

All officers and directors as a group (9 persons)*	17,871,574	85.1%

*incudes MacPherson Trust

(a)    As to each shareholder, the percentage is calculated using the amount beneficially owned by such shareholder divided by the number of total outstanding common shares and the shares issuable pursuant to the exercise of options exercisable within 60 days from the date of the grant, if any held by such shareholder. Common shares subject to options that are immediately exercisable or exercisable within 60 days of the date of the grant are deemed outstanding for computing the ownership percentage of the shareholder holding such options, but are not deemed outstanding for computing the ownership of any other shareholders.

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(b)    The amounts include common shares owned by each of the above, directly or indirectly.

(c)     1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust approximately 57.6% of the issued and outstanding Common Shares on behalf of the Trust. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation, Limited and the MacPherson Trust together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

2.  As of September 30, 2017 the Company received loans from related party in total amount of $26.0 million and accrued interest of $11.8 million. The principal is convertible to the Company’s common stock at a rate of $1.50 per share and accrued interest is convertible at $0.75 per share. The calculation above does not take into consideration the conversion of those loans.

ITEM FOUR OF THE AGENDA:
REPORT OF THE AUDIT COMMITTEE

The Audit Committee consists of Mr. Philip M. Getter (Chairman), Gail F. Lieberman and Gordon Hausmann. The Audit Committee and the Supervisory Board have adopted an Audit Committee Charter and Code of Ethics which are attached hereto as Exhibits A and B. The Charter outlines the duties of the Audit Committee in relation to its responsibilities of overseeing management's conduct of the Company's financial reporting process, including the selection of the Company's outside auditors and the review of the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof, the Company's systems of internal accounting and financial controls and the annual independent audit of the Company's financial statements and the Company's legal compliance and ethics programs as established by the Management Board and the Supervisory Board. The Audit Committee has met with the independent auditors. The Code of Ethics sets forth the conduct required of all directors, officers and employees.

The Audit Committee after such review and discussion with the independent auditors have recommended that the audited financial statements be included in the Company's annual report on Form 20-F.

The Audit Committee held four meetings during the last financial year (2016). All members of the Audit Committee are "independent" under the rules of the Securities and Exchange Commission currently applicable to the Company. Mr. Getter and Ms. Lieberman have financial expertise.

The Committee has discussed with the Company’s independent auditors, the matters required to be discussed by SAS 61 (Communications with Audit Committees) regarding the auditor’s judgments about the quality of the Company’s accounting principles as applied in its financial reporting.

The Committee has also received written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with such firm their independence.

Conclusion

Based on the review and discussions referred to above, the Committee recommended to the Company’s Supervisory Board that its audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 for filing with the Securities and Exchange Commission.

Based on their evaluation of the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c)under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of the Annual Report on Form 20-F, the audit committee believes that the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

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The members of our Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of auditing or accounting, including in respect of independent registered public accounting firm independence.  Members of our Audit Committee rely, without independent verification, on the information provided to them and on the representations made by the management and the independent registered public accounting firm.  Accordingly, our Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.  Furthermore, our Audit Committee’s considerations and discussions referred to above do not assure that the audit of our financial statements has been carried out in accordance with generally accepted auditing standards that the financial statements are presented in accordance with the standards of the Public Company Accounting Oversight Board (US)or that CBIZ MHM, LLC CPA’s our accounting firm is in fact “independent”.

Submitted by the Audit Committee of the Supervisory Board

Philip M. Getter, Chairman of the Audit Committee.

ITEM FIVE OF THE AGENDA:
ADOPTION OF THE ENGLISH LANGUAGE TO BE USED FOR
THE ANNUAL ACCOUNTS AND ANNUAL REPORTS OF THE COMPANY

Pursuant to Section 2:362, Paragraph 7 of the Dutch Civil Code, the annual accounts of a Netherlands company such as the Company must be prepared in the Dutch language, unless the General Meeting of Shareholders resolves to use another language. Due to the international structure of the Company, the Management Board proposes that the annual accounts and the annual reports of the Company be prepared in the English language until the General Meeting of Shareholders has resolved otherwise.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THE ENGLISH LANGUAGE (ITEM 1 ON THE POWER OF ATTORNEY AND PROXY).
ITEM SIX OF THE AGENDA:
 ADOPTION OF ANNUAL ACCOUNTS

The Annual Accounts are submitted to the Company's shareholders in the English language.

Copies of the Annual Accounts, the Annual Report, which contains the information required under Section 2:392 of the Dutch Civil Code, and the report of the Supervisory Board are available for inspection by the Company's shareholders and other persons entitled to attend meetings of shareholders at the office of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands, from the date hereof until the close of the Annual Meeting.

In accordance with Article 20 of the Articles of Association of the Company, the Supervisory Board has determined to retain the net profit of the financial year 2016.

Adoption of the Annual Accounts also includes the adoption of the Dutch accounts through December 31, 2016.

Adoption of the Annual Accounts also implies the approval by the shareholders of the Company for the extension of the period prescribed by Dutch law for the preparation of the Annual Accounts within five months after the financial year ended on December 31, 2016.

A majority of the votes cast is required for the adoption of the Annual Accounts, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF ANNUAL ACCOUNTS (ITEM 2 ON THE POWER OF ATTORNEY AND PROXY).

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ITEM SEVEN OF THE AGENDA:
ELECTION OF A MANAGING DIRECTOR

At the Annual Meeting, Mr. Ran Langer is to be elected to serve as Managing Director until his successor has been elected.

Mr. Langer has consented to be named and has indicated his intent to serve if elected. The Company has no reason to believe that this nominee is unavailable for election. However, if a nominee becomes unavailable for any reason, the persons named as proxies may vote for the election of such person or persons for such office as the Supervisory Board of the Company may recommend in the place of such nominee. It is intended that the proxies, unless marked to the contrary, will be voted in favor of the election of Mr. Langer.

Ran Langer joined ICTS in 1988 through 1998 as General Manager of the German subsidiaries of ICTS. From 1998 until 2012, he served as General Manager of Seehafen Rostock Umschlagsgesellschaft GmbH, the operator of the Seaport in Rostock, Germany. Mr. Langer became a Managing Director of ICTS in September 2004. Since 2013, Mr. Langer is also serving as CEO of the Company’s wholly owned subsidiary I-SEC International Security B.V.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF THE FOREMENTIONED NOMINEE (ITEM 3 ON THE POWER OF ATTORNEY AND PROXY).

ITEM EIGHT OF THE AGENDA:
ELECTION OF SUPERVISORY DIRECTORS

At the Annual Meeting, five members of the Supervisory are to be elected to serve until their successors have been elected and qualified. The nominees to be voted on by Shareholders are Messrs. Menachem Atzmon, Gordon Hausmann, David W. Sass, Philip M. Getter and Ms. Gail F. Lieberman.

All nominees have consented to be named and have indicated their intent to serve if elected. The Company has no reason to believe that any of these nominees are unavailable for election. However, if any of the nominees become unavailable for any reason, the persons named as proxies may vote for the election of such person or persons for such office as the Supervisory Board of the Company may recommend in the place of such nominee or nominees. It is intended that the proxies, unless marked to the contrary, will be voted in favor of the election of Messrs. Menachem Atzmon, Gordon Hausmann, David W. Sass, Philip M. Getter and Ms. Gail F. Lieberman.

     Menachem J. Atzmon is a CPA (Isr). From 1996 until 2012 Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since 1998 until 2012 he has served as the Chairman of the Management Board of Seehafen Rostock, Umschlagsgesellschaft GmbH and its Holding Company. Mr. Atzmon has been a member of the Supervisory Board of ICTS since 1999 and acts as the Chairman of the Supervisory Board since 2004. Since 2010 he serves as the Chairman of the of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company. During 2014 Mr. Atzmon was appointed in addition to his role of Chairman of the Supervisory Board to CEO of the Arrow Ecology & Engineering Overseas Ltd.

David W. Sass for the past 56 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002 and is also a director of several privately held corporations. He is an Honorary Trustee of Ithaca College and a director of the TCI College of Technology.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Tradeworx, a private financial technology company. Formerly she served as board member for the South Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

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Gordon Hausmann is the senior partner of his own law firm, founded in London over 35 years ago. He specializes, amongst other things, in corporate and commercial law, including business finance and banking law, litigation and representation of several substantial family offices. He holds office as a board member of numerous companies and institutions, including listed companies in the UK and abroad. These include an international airline, some Embassies, finance companies (including a company associated with a private Swiss banking group) and other well-known and governmental entities. He also holds office and advises a number of charities, including Governor of the Hebrew University.

Philip M. Getter has been Chairman of TCI College of Technology since 2012. Since 1985 he has been managing member of GEMPH Development LLC a major shareholder of EVCI Career Colleges and sole shareholder of TCI. Mr. Getter has more than 30 years of corporate finance experience.  From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and from 1969 to 1975 Senior Partner of Devon Securities, an international investment-banking boutique. From 1975 to 1984 he was President/CEO of Generics Corporation of America, then one of the largest generic drug companies in the United States. As Chairman and CEO of Wolins Pharmacal (1977 to 1984) he led the reorganization and restructuring of this distributor of medical supplies. Mr. Getter was Chairman of Inksure Technologies, Inc. a manufacturer of security inks and a founder of KIDSRx an all-natural pharmaceutical company.  He has been a member of The Broadway League [League of American Theaters and Producers] Executive Vice Chairman of The Kurt Weill Foundation for Music, and Trustee of the American Theatre Wing [TONY and OBIE Awards].  He has been involved in most aspects of the entertainment industry and has produced for Broadway, television and film.

Ran Langer joined ICTS in 1988 through 1998 as General Manager of the German subsidiaries of ICTS. From 1998 to 2013, he served as General Manager of Seehafen Rostock Umschlagsgesellschaft GmbH, the operator of the Seaport in Rostock, Germany. Mr. Langer became a Managing Director of ICTS in 2004. In 2013 Mr. Langer  was appointed also as CEO of I-SEC International Security B.V., a fully owned subsidiary of ICTS.

Alon Raich is a CPA (Isr), joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of the Company in 2008. From 2001 to 2005 he worked in the accounting firm, Kesselman & Kesselman, PriceWaterhouseCoopers (PwC). Mr. Raich holds a BA degree in economics and accounting and an MA degree in law from Bar-Ilan University, Israel.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF SUPERVISORY DIRECTORS (ITEM 4 ON THE POWER OF ATTORNEY AND PROXY).

ITEM NINE OF THE AGENDA:
RATIFICATION OF THE APPOINTMENT OF CBIZ MHM LLC, CPA’s.
AND HLB VAN DAAL & PARTNERS

At the annual meeting the shareholders are being asked to ratify the appointment of CBIZ MHM, LLC, CPA’s, and HLB Van Daal & Partners as the independent auditors of the Company for the fiscal year ended December 31, 2017.  Such firms were the auditors for the year ended December 31, 2016 The appointment was made by the Company’s Audit Committee and approved by the Supervisory Board and Management Board of the Company.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE RATIFICATION OF THE APOINTMENT OF THE AUDITORS FOR THE COMPANY (ITEM 5 OF THE POWER OF ATTORNEY AND PROXY)

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ITEM TEN OF THE AGENDA:
DISCHARGE FROM LIABILITY OF THE MANAGEMENT,
MANAGEMENT BOARD AND SUPERVISORY BOARD

At the annual meeting the shareholders are being asked to discharge from liability the members of the Management and Management Board in respect to their management and the members of the Supervisory Board in respect of their supervision up to and including the 2016 financial year.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE DISCHARGE FROM LIABILITY (ITEM 6 OF THE POWER OF ATTORNEY AND PROXY)

Corporate Governance

The Supervisory Board, Management Board and Shareholders of the Company have adopted a Corporate Governance Policy that meets the requirements of the Dutch Civil Code and the requirements of the United States of America Federal Securities Laws.

The policy includes among others, the management description of the corporate governance structure of the Company, the strategy and the financial objectives, the risk profile of the activities and the group risk management and control systems in place and their assessment by the management.

The Management and Supervisory Boards are responsible for the corporate governance structure of the Company and for compliance with the Dutch Civil Code.  They will give an account of their actions in this regard to the General Meeting of Shareholders.

The information contained in the foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

Please sign, date and return the accompanying proxy card or other form of proxy with Power of Attorney, as applicable, in the enclosed envelope at your earliest convenience.

The Management Board

Ran Langer, Managing Director

November 17, 2017

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EXHIBIT A

CHARTER OF THE AUDIT COMMITTEE

This Charter of the Audit Committee (this NASDAQ Rule "Charter") has been adopted by the Supervisory (the 4350(d)(1) Board (the "Board") of ICTS International N.V. requires that "Company"). The Audit Committee (the Committee") that the Committee shall review and reassess this Charter annually conduct an annual and recommend any proposed changes to the Board evaluation of its Charter for approval.

A. Purpose
The purpose of the Committee is to assist NASDAQ Rule 4350(d)(1)(C)the Board in its oversight of the Company's the accounting and financial reporting processes and audits of the Company's financial statements, including (i) the quality and integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence and (iv) the performance of the Company's internal audit functions and independent auditors. In fulfilling its purpose, the Committee shall maintain free and open communication with the Company's independent auditors, internal auditors and management.

B. Duties and Responsibilities In furtherance of its purpose, the Committee shall have the following duties and responsibilities:

1. To review major issues regarding accounting principles, policies, practices and judgments and financial statement presentations, including (i) any significant changes to the Company's selection or application of accounting principles, (ii) the adequacy and effectiveness of the Company's internal controls and (iii) any special audit steps adopted in light of material control deficiencies.

2. To review analyses prepared by management, the independent auditors and/or others setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

3. To review the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company's financial statements.

4. To review the type and presentation of information to be included in the Company's earnings press releases, paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information, as well as review and discuss earnings press releases and any financial information and earnings guidance provided to analysts and rating agencies.

5. To review, or oversee the review of, internal audit functions that ensure the appropriate control process is in place for reviewing and approving the Company's internal transactions and accounting.

6. To periodically discuss with the Board the adequacy and effectiveness of the Company's internal controls.

7. To discuss with management and the independent auditors the integrity of the Company's financial reporting processes and controls, including policies and guidelines with respect to risk assessment and risk management and the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

8. To discuss with management and the independent auditors the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," together with the results of the independent auditors' review prior to filing or distribution.

9. To prepare the report required to be included in the Company's annual proxy statements pursuant to the proxy rules promulgated by the United States Securities and Exchange Commission (the "SEC") or, if the Company does not file a proxy statement, in the Company's annual report.

10. To discuss with management and the independent auditors the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles and underlying estimates in its financial statements.

11. To review and discuss with management and the independent auditors any correspondence with regulators or governmental agencies and any published reports and employee complaints concerning financial matters which raise material issues regarding the Company's financial statements or accounting policies.

12. To discuss with the independent auditors and management, as appropriate, any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61 not otherwise addressed in this Charter.

13. To discuss with the independent SEC Release 34-47265 auditors, prior to the filing of the Final audit report with the SEC, reports from management and the independent Commission's auditors regarding (i) all critical accounting policies and practices used Regarding Auditor by the Company, (ii) all material accounting treatments within GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments and the treatment preferred by the accounting firm and (iii) other material written communications between the accounting firm and management.

14. To discuss periodically with the SEC Release 34-46427 Final Company's CEO and CFO (i) all of significant deficiencies in the disclosure in the Companies' operation of internal controls which could adversely affect the Reports; summarize and report financial data, Management's Report on (ii) any significant changes in Internal Control Over internal controls, including internal Financial Reporting and control over financial reporting, or certification of other factors that could significantly affect such internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses and (iii) any fraud involving management or other employees who have a significant role in the Company's internal controls.

15. To review the internal control reports of management prepared pursuant to rules and regulations of the SEC on Internal Control promulgated under the Sarbanes-Oxley Financial Reporting and Act of 2002 prior to filing with the Certification of SEC.

16. To directly appoint, retain, evaluate and oversee the 3(b)(2), (5)independent auditors engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and to resolve any disagreements between management and the independent auditors. To approve in advance, or, in the alternative, to establish and periodically review pre-approval policies and procedures for all audit engagement fees and terms, including the retention of the independent auditors for any significant permissible non-audit engagement or relationship. To have direct responsibility for the oversight of the independent auditors. The Committee shall inform each registered public accounting firm performing work for the Company that such firm shall report directly to the Committee. The Committee may terminate the independent auditors in its sole discretion. The Committee should also take into account the opinions of management in its dealings with the independent auditors.

17. To annually evaluate the experience, qualifications, performance independence of the independent auditors, including their lead partners. To assure the regular rotation of the audit partners, Independence Regarding including the lead and concurring Audit partners, as required by applicable laws, rules and regulations. To consider whether there should be regular rotation of the independent auditors. The Committee should take into account the opinions of management and the internal auditors in its evaluation of the independent auditors. The Committee should present its conclusions with respect to the independent auditors to the full Board.

18. To obtain and review, on an annual basis, a formal written report from the independent auditors describing (i) the auditing firm's internal quality control procedures; (ii) any material issues raised within the preceding five (5) years by the auditing firm's internal quality-control reviews, peer reviews, or any governmental or other inquiry or investigation relating to any independent audit conducted by the auditing firm, and the steps taken to deal with such issues; and (iii) all relationships between the independent auditors and the Company.

19. To discuss with the independent auditors any disclosed relationships between the auditors and the Company or any other relationships that may adversely affect the objectivity or independence of the independent auditor. To discuss with the independent auditors any services provided to the Company or any other services that may adversely affect the objectivity and independence of the independent auditor. To take, or to recommend that the full board take, appropriate action to oversee the objectivity and independence of the independent auditor.

20. To review with the independent auditors any audit problems or difficulties, together with management's responses, including any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management.

21. To review the independent auditors' audit plan, including its scope, staffing, locations, reliance upon management and general audit approach.

22. To review and approve all related party transactions for potential conflict of interest situations on an ongoing basis.

23. To establish clear guidelines for the hiring of current or former employees of the Company's independent auditors.

24. To review and discuss with the independent auditors the quality of the Company's financial and auditing personnel and the responsibilities, budget and staffing of the Company's internal audit functions.

25. To review with the Company's legal counsel on a quarterly basis, or more frequently as circumstances dictate, any legal matters that could have a significant impact on the Company's financial statements or the Company's compliance with applicable laws, rules and regulations, any breaches of fiduciary duties and inquiries received from regulators or governmental agencies.

26. To establish and maintain procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential and anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

27. To conduct any investigation appropriate to fulfill its responsibilities with the authority to direct access to the independent committees, as well as anyone in the Company.

28. To ensure that no improper influence on the independent directors is exerted by any officers or directors of the Company or any person acting on committees, under their direction.

29. To keep abreast of new accounting and reporting standards promulgated by the FASB, the SEC and other relevant standard setting bodies.

30. To approve ordinary expenses of the Committee that are necessary or appropriate in carrying out its duties.

31. To perform any other activities consistent with this Charter, the Company's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

C. Outside Advisors
The Committee, acting by majority vote, shall have the authority to retain, at the  Company's expense, outside legal, accounting, or other advisors or experts it deems necessary to perform its duties. The Committee shall retain these advisors without seeking Board approval and shall have sole authority to approve related fees and retention terms.

D. Annual Performance Evaluation
The Committee shall conduct an annual self-performance evaluation, including an evaluation of its compliance with this Charter. The Committee shall report on its annual self-performance evaluation to the Board.

E. Membership
The Committee shall consist of no fewer than three (3) directors, as determined by the Board. SEC Release 34-47235 Final Each Committee member shall meet the independence rule requirements of The NASDAQ Stock Market and of the SEC, as determined by the Board, and any other requirements set forth in applicable laws, and regulations. All Committee members shall have/a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. At least one Committee member shall have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience. At least one Committee member shall meet the requirements of an "audit committee financial expert" as such term is defined by the SEC.

Committee members shall be appointed annually by a majority vote of the Board on the recommendation of the Corporate Governance & Nominating Committee. Each Prospective Committee member shall carefully evaluate existing time demands before accepting Committee membership. No director may serve as a Committee member if such director serves on the audit committee of more than two (2) other public companies, unless the Board expressly determines that such service would not impair that director's ability to serve on the Committee and such determination is disclosed in the Company's annual proxy statement. The Committee members may be removed, with or without cause, by a majority vote of the Board.

No member of the Committee shall receive SEC Release 34-47654 Final compensation other than (i) director's fees for service as a director of the Company, including reasonable compensation for serving on the Committees. Committee and regular benefits that other directors receive and (ii) a pension or similar compensation for past performance, provided that such compensation is not conditioned on continued or future service to the Company.

F. Chairman
The Committee shall include a Committee Determined by the Board chairman. The Committee chairman shall be appointed by a majority vote of the Board. The Committee chairman shall be entitled to chair all regular sessions of the Committee, add topics to the agenda and cast a vote to resolve any ties.

G. Meetings
The Committee shall meet at least one (1) time per quarter, or more frequently as circumstances dictate, and all Committee members shall strive to attend all Committee meetings. At least one Committee meetings each year shall be in person. Directors physically present outside the United States may participate in all other Committee meetings by telephone or by any other similar technology that permits instantaneous and simultaneous communication. The Committee meetings shall follow a set agenda established by the Committee.

The chairman may call a Committee meeting upon notice to each other Committee member at least forty-eight (48) hours prior to the meeting. A majority of the Committee members, acting in person or by proxy, shall constitute a quorum. The Committee shall be responsible for maintaining minutes and other applicable records of each Committee meeting. The Committee shall report its actions and recommendations to the Board at the next Board meeting after each Committee meeting.

The Committee shall meet separately in executive sessions with management, the independent auditors and those responsible for the internal audit functions, on a periodic basis, to discuss any matter that the Committee or any of these groups believes may warrant Committee attention.

H. Related Party Transactions With respect to related party transactions, the following controls:

1. For Securities and Exchange Commission purposes on disclosure of related party transactions a related party transaction is defined as "any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of the following persons had, or will have, a direct or indirect material interest, naming such person and indicating the person's relationship to the Company, the nature of such person's interest in the transaction(s), the amount of such transaction(s) and, where practicable, the amount of such person's interest in the transaction(s):

(i)  Any director or executive officer of the Company;
(ii) Any nominee for election as a director;
(ii) Any security holder who is known to the Company to own of record or beneficially more than five percent of any class of the Company's voting securities; and
(iv) Any member of the immediate family of any of the foregoing persons.

2. Management shall conduct a full due diligence investigation of the proposed investment, utilizing legal counsel, auditors and advisors as management deems necessary.

3. Prior to Supervisory Board consideration the group responsible for due diligence and negotiation shall prepare a detailed memo on the transaction which should be disseminated prior to the matter being presented to the Supervisory Board by way of the Committee for approval.

4. Management shall negotiate the proposed terms and conditions of the investment. These negotiations shall not include the related parties interested in the transaction. The transaction should be negotiated on behalf of the Company by management who is not interested in the transaction or if no management meets this criteria then by the independent directors (assuming they have no interest in the transaction). All members of the Audit Committee are to receive continuous updates of the progress of the negotiations. In the negotiation process the fairness and reasonableness of the transaction to the Company and its shareholders is to be the paramount consideration.

5. Whether or not a fairness opinion should be obtained should be determined by the Supervisory Board and should be decided based upon the nature of the transaction and its size and its proposed effect on the Company. A fairness opinion, if obtained, should be from an independent investment banking firm, chosen by the Committee, which describes the transaction, the terms and concludes that the transaction is fair and reasonable to the Company and its shareholders. There is no "de minimis rule" as to when a fairness opinion need not be obtained.

6. All related party transactions must be approved by the majority of the independent directors of the company. Interested directors shall not vote.

7. Whether or not a transaction should go before the shareholders depends on

A.  Local law requirements for the particular transaction such as a merger; or

B. At the discretion of the Supervisory Board in the event it is determined that the transaction is material to the business of the company.

EXHIBIT B

ICTS INTERNATIONAL N.V.
And All Subsidiaries
(collectively "ICTS")

CODE OF BUSINESS CONDUCT AND ETHICS
INTRODUCTION

We are committed to maintaining the highest standards of business conduct and ethics. This ICTS Code of Business Conduct and Ethics (the "Code") reflects the business practices and principles of behavior that support this commitment. This Code is intended to comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Act”). We expect every employee, officer and Managing Director and Supervisory Director to read and understand the Code and its application to the performance of his or her business responsibilities. References in the Code to employees are intended to cover officers and, as applicable, Management Directors and Supervisory Directors as well as the Company’s chief executive officer (principal executive officer), chief financial officer (principal financial officer) and chief accounting officer (principal accounting officer) (the management directors, principal executive officer and principal accounting officer collectively, the “Section 406 Officers” as referred to in the Act) are bound by these Business Conduct Guidelines, including those provisions that relate to ethical conduct, conflicts of interest and compliance with applicable laws. The Section406 Officers hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all shareholders’ interests are appropriately balanced, protected and preserved. Therefore, in addition to the broad and comprehensive codes of ethical conduct set forth in the ICTS Business Conduct Guidelines, the Section 406 Officers shall be subject to the additional conduct guidelines continued on Section 18 hereof.

Officers, managers and other supervisors are expected to develop in employees a sense of commitment to the spirit, as well as the letter, of the Code. Supervisors are also expected to ensure that all agents and contractors conform to Code standards when working for or on behalf of ICTS. Nothing in the Code alters the terms of employment between an individual employee and ICTS.

The Code cannot possibly describe every practice or principle related to honest and ethical conduct. The Code addresses conduct that is particularly important to proper dealings with the people and entities with whom we interact, but reflects only a part of our commitment.

Action by members of your immediate family, significant others or other persons who live in your household also may potentially result in ethical issues to the extent that they involve ICTS business. For example, acceptance of inappropriate gifts by a family member from one of our suppliers could create a conflict of interest and result in a Code violation attributable to you. Consequently, in complying with the Code, you should consider not only your own conduct, but also that of your immediate family members, significant others and other persons who live in your household.

The integrity and reputation of ICTS depends on the honesty, fairness and integrity brought to the job by each person associated with us. It is the responsibility of each employee to apply common sense, together with his or her own highest personal ethical standards, in making business decisions where there is no stated guideline in the Code. Unyielding personal integrity is the foundation of corporate integrity.

YOU SHOULD NOT HESITATE TO ASK QUESTIONS ABOUT WHETHER ANY CONDUCT MAY VIOLATE THE CODE, VOICE CONCERNS OR CLARIFY GRAY AREAS. SECTION 17 BELOW DETAILS THE COMPLIANCE RESOURCES AVAILABLE TO YOU. IN ADDITION, YOU SHOULD BE ALERT TO POSSIBLE VIOLATIONS OF THE CODE BY OTHERS AND REPORT SUSPECTED VIOLATIONS, WITHOUT FEAR OF ANY FORM OF RETALIATION, AS FURTHER DESCRIBED IN SECTION 17.

Violations of the Code will not be tolerated. Any employee who violates the standards in the Code may be subject to disciplinary action, up to and including termination of employment or summary dismissal (“ontslag op staande voet”) and, in appropriate cases, civil legal action or referral for criminal prosecution.

LEGAL COMPLIANCE

Obeying the law, both in letter and in spirit, is the foundation of this Code. Our success depends upon each employee's operating within legal guidelines and cooperating with local, national and international authorities. It is therefore essential that you understand the legal and regulatory requirements applicable to your business unit and area of responsibility. While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others. If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your supervisor, a Managing Director, the General Counsel or the Chairperson of the Audit Committee of the Supervisory Board (the "Audit Committee", as further described in Section 18).

Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as ICTS, to civil and/or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits, and to inspection by third parties in the event of a government investigation or civil litigation. It is in everyone's best interests to know and comply with our legal and ethical obligations.

1.            INSIDER TRADING

Employees who have access to confidential (or "inside") information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business. All non-public information about ICTS or about companies with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including "tipping" others who might make an investment decision on the basis of this information, is not only unethical, it is illegal. Employees must exercise the utmost care when handling material inside information. We have adopted a separate Insider Trading Policy which you should consult for more specific information on the definition of "material inside information" and on buying and selling our securities or securities of companies with which we do business.

2.            DISCRIMINATION AND HARASSMENT

The diversity of ICTS's employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. In addition, retaliation against individuals for raising claims of discrimination or harassment is prohibited.

3.            CONFLICTS OF INTEREST

A "conflict of interest" occurs when an individual's personal interest may interfere in any way with the performance of his or her duties or the best interests of ICTS. A conflicting personal interest could result from an expectation of personal gain now or in the future or from a need to satisfy a prior or concurrent personal obligation. We expect our employees to be free from influences that conflict with the best interests of ICTS. Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest are prohibited unless specifically authorized as described below.

If you have any questions about a potential conflict or appearance of conflict or if you become aware of an actual or potential conflict or appearance of a conflict, and you are not an officer or director of ICTS, you should discuss the matter with your supervisor, a Managing Director, the General Counsel or the Chairperson of the Audit Committee. Supervisors may not authorize conflict of interest matters without first seeking the approval of a Managing Director, the General Counsel or the Chairperson of the Audit Committee and filing with a Managing Director, the General Counsel or the Chairperson of the Audit Committee a written description of the authorized activity. If the supervisor is involved in the potential or actual conflict, you should discuss the matter directly with a Managing Director, the General Counsel or the Chairperson of the Audit Committee. Factors that may be considered in evaluating a potential conflict of interest are, among others:

whether it may interfere with the employee's job performance, responsibilities or morale;

whether the employee has access to confidential information;

whether it may interfere with the job performance, responsibilities or morale of others within the organization;

any potential adverse or beneficial impact on our business;

any potential adverse or beneficial impact on our relationships with our customers or suppliers or other service providers;

whether it would enhance or support a competitor's position;

the extent to which it would result in financial or other benefit (direct or indirect) to the employee;

the extent to which it would result in financial or other benefit (direct or indirect) to one of our customers, suppliers or other service providers; and

the extent to which it would appear improper to an outside observer.

Loans to, or guarantees of obligations of, employees or their Family Members by ICTS could constitute an improper personal benefit to the recipients of these loans or guarantees, depending on the facts and circumstances. Some loans are expressly prohibited by law and applicable law requires that our Supervisory Board approve all loans and guarantees to employees. As a result, all loans and guarantees by ICTS must be approved in advance by the Audit Committee and the Supervisory Board of ICTS.

4.            HEALTH AND SAFETY

ICTS strives to provide a safe and healthy work environment. Each of us shares the responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries, unsafe equipment and any other unsafe practices or conditions to his/her supervisor or the Managing Director. Further, misusing controlled substances or selling, manufacturing, distributing, possessing, using or misusing controlled substances, or being under the influence of illegal drugs on the job is absolutely prohibited.

5.            INTERNATIONAL BUSINESS LAWS

Our employees are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where we otherwise do business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries.

The fact that in some countries certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for noncompliance. In addition, we expect employees to comply with U.S. laws, rules and regulations governing the conduct of business by its citizens and corporations outside the U.S.

These U.S. laws, rules and regulations, which extend to all our activities outside the U.S., include:

The Foreign Corrupt Practices Act, which prohibits directly or indirectly giving anything of value to a government official to obtain or retain business or favorable treatment, and requires the maintenance of accurate books of account, with all company transactions being properly recorded;

U.S. Embargoes or Sanctions Programs, which restrict or, in some cases, prohibit companies, their subsidiaries and certain employees from trading with, investing in or traveling to certain countries identified on a list that changes periodically (including, for example, Angola (partial), Burma (partial), Cuba, Iran, Liberia, North Korea, Sudan, Syria and Zimbabwe), specific companies or individuals, or being involved in specific activities such as certain diamond trading and proliferation activities;

Export Controls, which prohibit or restrict the export of goods, services and technology to designated countries, denied persons or denied entities from the U.S., the re-export of U.S. origin goods from the country of original destination to such designated countries, and the export of foreign origin goods made with U.S. technology; and

Antiboycott Compliance, which prohibits U.S. companies from taking any action that has the effect of furthering or supporting a restrictive trade practice or boycott that is fostered or imposed by a foreign country against a country friendly to the U.S. or against any U.S. person, and requires the reporting of any boycott receipts.

If you have a question as to whether an activity is restricted or prohibited, seek assistance before taking any action, including giving any verbal assurances that might be regulated by international laws.

6.            CORPORATE OPPORTUNITIES

You may not take personal advantage of opportunities that are presented to you or discovered by you as a result of your position with us or through your use of corporate property or information, unless authorized by your supervisor, a Managing Director, the General Counsel or the Chairperson of the Audit Committee. Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed lines of business. Participation in an investment or outside business opportunity that is related to our existing or proposed lines of business must be pre-approved. You cannot use your position with us or corporate property or information for improper personal gain, nor can you compete with us in any way.

7.            MISUSE OF COMPANY COMPUTER EQUIPMENT

 You may not, while acting on behalf of ICTS or while using our computing or communications equipment or facilities, either:

access the internal computer system (also known as "hacking") or other resource of another entity without express written authorization from the entity responsible for operating that resource; or

commit any unlawful or illegal act, including harassment, libel, fraud, sending of unsolicited bulk email (also known as "spam") in violation of applicable law, trafficking in contraband of any kind, or espionage.

If you receive authorization to access another entity's internal computer system or other resource, you must make a permanent record of that authorization so that it may be retrieved for future reference, and you may not exceed the scope of that authorization.

Unsolicited bulk email is regulated by law in a number of jurisdictions. If you intend to send unsolicited bulk email to persons outside of ICTS, either while acting on our behalf or using our computing or communications equipment or facilities, you should obtain prior approval from your supervisor, a Managing Director, the General Counsel or the Chairperson of the Audit Committee.

All data residing on or transmitted through our computing and communications facilities, including email and word processing documents, is the property of ICTS and subject to inspection, retention and review by ICTS in accordance with applicable law.

8.            ENVIRONMENT COMPLIANCE

The laws of the various jurisdictions where we do business can impose criminal liability on any person or company that contaminates the environment with any hazardous substance that could cause injury to the community or environment. Violation of environmental laws can be a criminal offense and can involve monetary fines and imprisonment. We expect employees to comply with all applicable environmental laws.

It is our policy to conduct our business in an environmentally responsible way that minimizes environmental impacts. We are committed to minimizing and, if possible, eliminating the use of any substance or material that may cause environmental damage, reducing waste generation and disposing of all waste through safe and responsible methods, minimizing environmental risks by employing safe technologies and operating procedures, and being prepared to respond appropriately to accidents and emergencies.

9.	MAINTENANCE OF CORPORATE BOOKS, RECORDS, DOCUMENTS AND ACCOUNTS; FINANCIAL INTEGRITY; PUBLIC REPORTING

ICTS is committed to producing full, fair, accurate, timely and understandable disclosure in reports and documents that it files with, or submits to, the United States Securities and Exchange Commission (the "SEC") and other regulators. Accordingly, ICTS requires honest and accurate recording and reporting of information. All of ICTS's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect ICTS's transactions and must conform both to applicable legal requirements and to ICTS's system of internal controls. By way of example, unrecorded or "off the books" funds or assets should not be maintained, only the true and actual number of hours should be reported, and business expense accounts must be documented and recorded accurately.

Business records and communications sometimes become public.  Accordingly, we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that may be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to ICTS's record retention policies. Inappropriate access or modifications to, or unauthorized destruction of, accounting or other business records is prohibited. These prohibitions apply to all business records and data, regardless of whether such data and records are in written form or electronically stored.

10.	FAIR DEALING

We seek to outperform our competition fairly and honestly. We seek competitive advantages though superior performance and never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each director, officer and employee should endeavor to respect the rights of and deal fairly with ICTS's customers, suppliers, competitors and employees. No unfair advantage should be taken of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

11.	GIFTS AND ENTERTAINMENT

Business entertainment and gifts are meant to create goodwill and sound working relationships and not to gain improper advantage with customers or facilitate approvals from government officials. Unless express permission is received from a supervisor, a Managing Director, the General Counsel or the Chairperson of the Audit Committee, entertainment and gifts cannot be offered, provided or accepted by any employee unless) consistent with customary business practices and not (a) excessive in value, (b) in cash, (c) susceptible of being construed as a bribe or kickback or (d) in violation of any laws. This principle applies to our transactions everywhere in the world, even where the practice is widely considered "a way of doing business." Under some statutes, such as the U.S. Foreign Corrupt Practices Act (further described in Section 5), giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Discuss with your supervisor, a Managing Director, the General Counsel or the Chairperson of the Audit Committee any proposed entertainment or gifts if you are uncertain about their appropriateness.

12.	COMPETITION LAW

The European competition rules are supplemented in The Netherlands by national rules set out in the Competition Act ("Mededingingswet"). This Act is applicable in parallel with the European competition rules.

The Competition Act prohibits all agreements between undertakings, decisions by associations of undertakings and concerted practices of undertakings which have as their object or effect the prevention, restriction or distortion of competition within the Dutch market, or a part of such market. Such agreements may for instance directly or indirectly fix purchase or selling prices or any other trading conditions; limit or control production, markets, technical development, or investment; share markets or sources of supply. This list is not limitative.

Undertakings are also prohibited from abusing a dominant position through exclusionary, discriminatory or exploitative practices.

Antitrust laws in the United States are designed to protect the competitive process. These laws generally prohibit:

agreements, formal or informal, with competitors that harm competition or customers, including price fixing and allocations of customers, territories or contracts;

agreements, formal or informal, that establish or fix the price at which a customer may resell a product; and

the acquisition or maintenance of a monopoly or attempted monopoly through anti-competitive conduct.

Certain kinds of information, such as pricing, production and inventory, should not be exchanged with competitors, regardless of how innocent or casual the exchange may be and regardless of the setting, whether business or social.

Certain transactions require prior approval from the Dutch (or European) competition authority. They include transactions whereby two or more undertakings merge, or set up a joint venture, or an undertaking acquires control over another, subject to a number of minimum turnover criteria.

Undertakings and their (de facto) managers can be fined for infringing the competition rules. Undertakings can be fined up to 10% of the annual group worldwide turnover and (de facto) managers can be fined up to €450,000. Fines can also be imposed when undertakings do not cooperate with the Dutch competition authority.

The above is merely a general outline of the competition rules, for more information and specific guidelines regarding competition law, please ask a supervisor, a Managing Director, the General Counsel or the Chairperson of the Audit Committee of the Supervisory Board.

13.	PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees are expected to protect our assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on our profitability. Our property, such as office supplies, computer equipment, buildings, and products, are expected to be used only for legitimate business purposes, although incidental personal use may be permitted. Employees should be mindful of the fact that we can retain the right to access, review, monitor and disclose any information transmitted, received or stored using our electronic equipment, with or without an employee's or third party's knowledge, consent or approval. Any misuse or suspected misuse of our assets must be immediately reported to your supervisor, a Managing Director, the General Counsel or the Chairperson of the Audit Committee.

14.	CONFIDENTIALITY

One of our most important assets is our confidential information. Employees who have received or have access to confidential information should take care to keep this information confidential. Confidential information may include business, technical, marketing, and service plans, financial information, product specifications or architecture, source codes, engineering, and manufacturing ideas, designs, databases, customer lists, pricing strategies, personnel data, personally identifiable information pertaining to our employees, customers or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information provided to us by our customers, suppliers and partners. This information may be protected by privacy, patent, trademark, copyright and trade secret laws.

You should also take care not to inadvertently disclose confidential information. Materials that contain confidential information, such as memos, notebooks, computer disks and laptop computers, should be stored securely. Unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited. You may not discuss our business, information or prospects in any "chat room," regardless of whether you use your own name or a pseudonym. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and "quasi-public" areas within ICTS, such as cafeterias]. All ICTS emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of ICTS, except where required for legitimate business purposes.

During the employment as well as after its termination the employee shall treat as strictly confidential and not disclose to third parties, whether directly or indirectly, in any form or manner whatsoever, any information which has come to his/her knowledge regarding the business and interests of ICTS and/or affiliated companies and  businesses and/or its customers and other business relations, all this in the broadest sense, unless the discharge of his/her duties under the employment requires the disclosure of such information to third parties on a need-to-know basis.

In the event that the employee is suspended and upon termination of his/her employment the employee shall at ICTS's first request to that effect surrender to ICTS all property of ICTS in his/her possession as well as all documents which in any way whatever relate to ICTS and/or affiliated companies and/or its customers and other business relations, all this in the broadest sense, as well as all copies of such documents (whether or not recorded on data carriers) and property.

In addition to the above responsibilities, if you are handling information protected by any privacy policy published by us, such as our website privacy policy, then you must handle that information solely in accordance with the applicable policy.

15.	MEDIA/PUBLIC DISCUSSIONS

It is our policy to disclose material information concerning ICTS to the public only through specific limited channels to avoid inappropriate publicity and to ensure that all those with an interest in the company will have equal. access to information. All inquiries or calls from the press and financial analysts should be referred to a Managing Director.

16.	WAIVERS

There will be no waivers of this Code unless an exception is made in accordance with Section 18 of this Code.

17.	COMPLIANCE STANDARDS AND PROCEDURES

Compliance Resources

        Your most immediate resource for any matter related to the Code is your supervisor. He or she may have the information you need, or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with a Managing Director, the General Counsel or the Chairperson of the Audit Committee.

Clarifying Questions and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor, a Managing Director, the General Counsel or the Chairperson of the Audit Committee; even the appearance of impropriety can be very damaging and should be avoided.

If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it. You are expected to promptly provide a compliance resource with a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation. Whether you choose to speak with your supervisor, a Managing Director, the General Counsel or the Chairperson of the Audit Committee, you should do so without fear of any form of retaliation. We will take prompt disciplinary action against any employee who retaliates against you, up to and including termination of employment.

 Supervisors must promptly report any complaints or observations of Code violations to a Managing Director, the General Counsel or the Chairperson of the Audit Committee. A Managing Director, the General Counsel or the Chairperson of the Audit Committee will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Your cooperation in the investigation will be expected.

IF THE INVESTIGATION INDICATES THAT A VIOLATION OF THE CODE HAS PROBABLY OCCURRED, WE WILL TAKE SUCH ACTION AS WE BELIEVE TO BE APPROPRIATE UNDER THE CIRCUMSTANCES. IF WE DETERMINE THAT AN EMPLOYEE IS RESPONSIBLE FOR A CODE VIOLATION, HE OR SHE WILL BE SUBJECT TO DISCIPLINARY ACTION UP TO, AND INCLUDING, TERMINATION OF EMPLOYMENT OR SUMMARY DISMISSAL (“ONTSLAG OP STAANDE VOET”) AND, IN APPROPRIATE CASES, CIVIL ACTION OR REFERRAL FOR CRIMINAL PROSECUTION. APPROPRIATE ACTION MAY ALSO BE TAKEN TO DETER ANY FUTURE CODE VIOLATIONS.

18.          Section 406 OFFICERS

a)          The Section 406 Officers shall supervise the implementation of measures that are designed to ensure that information disclosed in reports and documents filed with or submitted to the Securities and Exchange Commission, or contained in other public communications made by ICTS, is full, fair, accurate, complete, timely and understandable.

b)          The Section 406 Officers shall promptly bring to the attention of the Audit Committee of the ICTS's Supervisory Board (the “Audit Committee”) any material information of which he or she may become aware that could affect the disclosures made by ICTS in its public filings.

c)          The Section 406 Officers shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect ICTS ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ICTS’s financial reporting, disclosures or internal controls.

d)          The Section 406 Officers shall promptly bring to the attention of ICTS’s Corporate
Compliance Officer and to the Audit Committee any information he or she may have concerning any violation of this Code of Ethics or ICTS’s Business Conduct Guidelines by any director, officer or other employee of the Company.

e)          The Section 406 Officers shall promptly bring to the attention of the Corporate Compliance Officer and to the Audit Committee any material transaction or relationship that arises and of which he or she becomes aware that reasonably could be expected to give rise to an actual or apparent conflict of interest between a director or senior officer of ICTS, on the one hand, and ICTS, on the other. Any failure of a Section 406 Officer to observe the terms of this Code of Ethics or the Business Conduct Guidelines may result in appropriate disciplinary action that shall be designed to deter wrongdoing and to promote accountability to this Code of Ethics and the Business Conduct Guidelines.

The Audit Committee shall be responsible for recommending to the ICTS’s Supervisory Board whether and on what terms to grant to any Section 406 Officer a waiver of this Code of Ethics or the Business Conduct Guidelines. The decision to grant to any Section 406 Officer a waiver of this Code of Ethics or the Business Conduct Guidelines shall be made by the Supervisory Board and shall be promptly disclosed to the public and ICTS’s shareholders in accordance with applicable law and listing standards.

Acknowledgement Form

All employees, officers and directors of ICTS are required to sign this acknowledgement form at the time their employment commences and annually thereafter.

This Code describes important information regarding values and ethical behavior at ICTS, and I understand that I should consult the General Counsel or a Managing Director, the Chairperson of the Audit Committee regarding any questions not answered in this Code.

Since the information described here is necessarily subject to change, I acknowledge that revisions to this Code may occur. All such changes will be communicated through official notices, and I understand that revised information may supersede, modify or eliminate the existing Code. This Code may only be changed as provided herein.

I have received this Code and I understand that it is my responsibility to read and comply with the principles contained in this Code and any revisions made to it. I understand that by signing this I am acknowledging that I have read this Code and any violations of this Code will be subject to disciplinary action, up to and including termination of employment or summary dismissal (“ontslag op staande voet”).

ICTS INTERNATIONAL, N.V.

Annual Report
Year Ended December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

OR

☐          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL N.V.

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat 425-5, 1117 BM Schiphol-Oost, The Netherlands

(Address of principal executive offices)

Alon Raich, Tel: +31-20-7163420,
Email: alon@ictsinternational.com, Address: Same as above

(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None

Name of each exchange on which registered: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value 0.45 Euro per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 21,000,000.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐          NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐          NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒          NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒          NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                      Accelerated filer ☐                      Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒                     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐                     Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐          NO ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES ☐          NO ☐

When used in this Form 20-F, the words "may", "will", "expect", "anticipate", "continue", "estimates", "project", "intend" and similar expressions are intended to identify Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any Forward-Looking Statements are not guarantees of future performance and are subject to risks and uncertainties and those actual results may differ materially from those included within the Forward-Looking Statements as a result of various factors.

Table of Contents

Part I
------

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.          Offer Statistics and Expected Timetable

Not Applicable

Item 3.          Key information

Operations

ICTS International N.V. was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or  "Company") operate in three reportable segments: (a)corporate (b) aviation security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services business provide security and other services to airlines and airport authorities, predominantly in Europe and the United States. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, in Europe and the United States.

Selected Financial Data

Selected data set forth below have been derived from the ICTS Consolidated Financial Statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The Selected Consolidated Financial Data set forth below should be read in conjunction with Item 5 Operating and Financial Review and Prospects and the ICTS Consolidated Financial Statements and the Notes to those Consolidated Financial Statements included in Item 18 in this Annual Report.

The following table summarizes certain balance sheet data for the Company for the years ended December 31, 2016, 2015, 2014, 2013, and 2012:

	(U.S. dollars in Thousands)
	December 31,
	2016	2015	2014	2013	2012
Cash and cash equivalents	$3,892	$7,912	$5,973	$3,134	$945
Total current assets	43,908	40,002	32,893	26,938	20,154
Total assets from discontinued operations	-	-	134	484	1,404
Total assets	47,156	42,349	35,005	29,139	22,559
Total current liabilities	45,365	45,007	35,479	32,115	30,461
Total liabilities from discontinued operations	-	-	102	464	3,148
Total liabilities	80,633	84,557	74,064	69,495	59,245
Shareholders' deficit	(33,477)	(42,208)	(39,059)	(40,356)	(36,686)

The following table summarizes certain statement of operations data for the  Company for the years ended December 31, 2016, 2015, 2014, 2013, and 2012:

	(U.S. dollars in Thousands)
	Year ended December 31,
	2016	2015	2014	2013	2012
Revenue	$255,576	$187,022	$172,929	$124,497	$96,346
Cost of revenue	222,927	167,844	152,224	108,995	84,531
Gross profit	32,649	19,178	20,705	15,502	11,815
Operating expenses:
Research and development	2,660	2,565	2,207	2,182	2,264
Selling, general and administrative	22,142	20,406	17,316	16,925	14,047
forgiveness of debt	-	-	-	(1,312)	-
Total operating expenses	24,802	22,971	19,523	17,795	16,311
OPERATING INCOME (LOSS)	7,847	(3,793)	1,182	(2,293)	(4,496)
Other income (expenses), net	(4,501)	(760)	448	(3,987)	(3,107)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	3,346	(4,553)	1,630	(6,280)	(7,603)
Income tax expense	1,004	149	90	1,026	223
INCOME (LOSS) FROM CONTINUING OPERATIONS	2,342	(4,702)	1,540	(5,254)	(7,826)
Income (loss) from discontinued operations	-	-	(109)	1,821	(1,190)
NET INCOME (LOSS)	$2,342	$(4,702)	$1,431	$(3,433)	$(9,016)

NET INCOME (LOSS) PER SHARE, BASIC AND DILUTED:
Continuing operations	$0.20	$(0.58)	$0.19	$(0.66)	$(0.97)
Discontinuing operations	-	-	(0.01)	0.23	(0.15)
Net income (loss) per share	$0.20	$(0.58)	$0.18	$(0.43)	$(1.12)
Weighted average number of shares outstanding	11,518,929	8,085,599	8,054,390	8,036,780	8,036,698

Risk Factors

You should carefully consider the risks described below regarding the business and the ownership of our shares. If any of the risks are realized, our business, financial condition or results of operations could be adversely affected, and the price of our common stock could decline significantly.

Labor concerns

Several of our subsidiaries operate in many different jurisdictions in the U.S, Europe and Asia and are therefor subject to labor laws of such jurisdictions. Any changes in such laws, as an example, the establishment of minimum wages, could have an adverse effect on the business of the Company. If any of such changes have a financial impact on the Company and the Company is not able to adjust its fees for its services to accomodate such changes, of which there is no assurance, there could be a material adverse effect on our business. In addition, some of our employees are covered by collective bargaining agreements with unions and our relationship with those unions, including work stoppages, changes in work rules, could have an adverse impact on our financial results. Further, escalating costs of providing employee benefis and other labor issues may lead to labor disputes and disruption of our business.

Potential liability claims

As a result of the September 11th terrorist attacks, numerous lawsuits have been commenced against the Company and our U.S. subsidiary. The cases arise out of airport security services provided for United Flight 175 out of Logan Airport in Boston, Massachusetts, which crashed into the World Trade Center. Most of these cases have been settled at no cost to the Company. There is one case remaining and the outcome of this case is uncertain. If there is an adverse outcome with respect to any of these claims which is not covered by insurance, then there may be a significant adverse impact on the Company.

Losses in recent years

The Company incurred income (loss) from continuing operations of $2.3 million, $(4.7) million and $1.5 million in 2016, 2015 and 2014, respectively. The Company has a shareholders’ deficit of $33.5 million and $42.2 million as of December 31, 2016, and 2015, respectively. If we are unable to obtain new service contracts, increase revenues and increase profitability, our financial condition and results of operations will be affected and our share price may decline.

Liquidity and Financial Condition

As of December 31, 2016 and 2015, the Company has a working capital deficit of $1.5 million and $5.0 million, respectively and shareholders’ deficit of $33.5 and $42.2 million respectively. During the years ended December 31, 2016, 2015 and 2014, the Company incurred income (loss) from continuing operations of $2.3 million, $(4.7) million and $1.5 million, respectively, and positive  cash flows from operations of $3.5 million, $1.5 million, $4.1 million, respectively.

There can be no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from related parties or third parties will be successful.

Loans from an entity related to our principal stockholder

Our financing activities have consisted primarily of convertible loans from an entity related to our principal shareholder. There is no assurance that our principal shareholder will continue making loans to the Company and even if loans are made, there is no assurance that the terms will be favorable to the Company.

Key personnel

Our success will largely depend on the services of our senior management and executive personnel. The loss of the services of one or more of such key personnel could have an adverse impact on our operations. Our success will also be dependent upon our ability to hire and retain additional qualified executive personnel. We cannot assure you that we will be able to attract, assimilate and retain personnel with the attributes necessary to execute our strategy. We cannot assure you that one or more of our executives will not leave our employment and either work for a competitor or otherwise compete with us.

Our contracts with airports or airlines may be canceled or not renewed

Our revenues are primarily provided from services pursuant to contracts, which are cancelable on short notice at any time, with or without cause. We cannot assure you that existing clients will decide not to terminate us or fail to renew a contract. In addition, consolidation in the airline industry could also result in a loss of customers. Any such termination or failure to renew a contract with us could have a material adverse effect on our results of operations and financial condition.

If our relationships with our major customers are impaired, then there may be a material adverse effect on our results of operations and financial condition. Our major customers include airports in Europe and major airlines servicing the United States. The airline industry might encounter difficulties and this may have a material adverse impact on our business.

Terrorism, war or risk of war

Our business is affected by numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against the countries where the Company has a presence, rumors or threats of war, actual conflicts involving those countries or their allies, or military or trade disruptions affecting customers may materially adversely affect operations. Our facilities, and equipment could be direct targets or indirect casualties of terrorist attacks and acts of war. As a result, there could be delays or losses in transportation and deliveries of products and services to customers, decreased sales of products and services and extension of time for payment of accounts receivable from customers. Strategic targets such as high-technology aviation security assets may be at greater risk of future terrorist attacks than other targets. It is possible that any, or a combination, of these occurrences could have a material impact on cash flows, results of operations or financial condition. In addition, insurance premiums for some or all of our current coverages could increase dramatically, or certain coverages may not be available to us in the future.

Development of new technology

As part of our technology business strategy, we develop technological solutions and systems for financial and other industries and seek other revenue producing business and business opportunities.

We cannot assure you that we will be able to develop new systems or develop systems that are commercially viable. Our success in developing and marketing our systems will also depend on our ability to adapt to rapid technology changes in the industry and to integrate such changes into our systems.

We cannot assure you that we will be successful in our attempts to change or implement our business strategy. We may not have the expertise to be successful in developing our business in areas that are not related to the security industry.

We compete in a highly competitive industry and our competitors may be more successful in developing new technology and achieving market acceptance of their products.

Acquiring or Investing in Ohter Businesses

From time to time the Company may seek to acquire or invest in other business, which may or may not be related to the business of the Company. No assurance can be given that the Company will acquire or invest in any companies. If the Company decides to acquire or invest, no assurance can be given that such acquisition or investment will be successful.

Cyber Security Measures

We rely on computer systems and information technology in our business and have established security programs for protection.  Despite our security measures, our systems may be vulnerable  to interruption or damage from computer hackings, viruses, worms or other destructive or disruptive software, process breakdowns, denial of servicer attacks, social engineering or other malicious activities or any combination of the foregoing.

Competition

Competition in the aviation security and other aviation services industry as well as in the technology industry is intense. Many of our competitors have greater financial, technical and marketing resources. We expect that our competitors will develop and market alternative systems and technologies that may have greater functionality or be more cost effective than the services we provide or the systems that we may develop. If our competitors develop such systems we may not be able to successfully market our systems. Even if we are able to develop systems with greater functionality, which are more cost effective than those developed by our competitors, we may not be able to achieve market acceptance of our systems.

Operations in international environments risk

The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic and/or political instability and trade restrictions). Such risks can cause the Company to have significant difficulties in connection with the sale or provision of its services in international markets and have a material impact on the Company's consolidated financial position, results of operations and cash flows.

Governmental regulation

The aviation security industry is subject to extensive governmental regulation, the impact of which is difficult to predict.

The Aviation and Transportation Security Act (the "Security Act") has had a significant negative impact on our aviation security business in the USA. In addition, our ability to successfully market new systems will be dependent upon government regulations over which we have no control. Any existing or new regulation may cause us to incur increased expenses or impose substantial liability upon us. The likelihood of such new legislation is difficult to predict.

Legislation designed to protect privacy rights

From time to time, personal identity databases and technologies utilizing such databases have been the focus of organizations and individuals seeking to curtail or eliminate the use of personal identity information technologies on the grounds that personal information and these technologies may be used to diminish personal privacy rights. In the event that such initiatives result in restrictive legislation, the market for our products may be adversely affected.  In addition, in the event that the Company fails to detect terrorist activity as a result of legislation designed to protect privacy rights, the market for our products may be adversely affected.

Licenses for operations

A license to operate is required from the airport authority in the airports in which we currently operate. The loss of, or failure to obtain, a license to operate in one or more of such airports could result in the loss of, or the inability to compete for, contracts in the airports in which we have licenses.

Poor Economic Conditions

Current economic conditions could adversely affect our business. Deterioration in the global economic environment may result in decreased demand for our services. Weakening economic conditions could also affect our customers, which may result in redirection of their request for our reviews.

Currency risk

A substantial portion of our revenue is generated in foreign countries. We generally retain our income in local currency at the location the funds are received. Since our financial statements are presented in United States dollars, any significant fluctuation in the currency exchange rate between such currency and the United States dollar would affect our results of operations and financial condition.

Limitations in price share

The market price of our common stock may from time to time be significantly affected by a large number of factors, including, among others, variations in our operating results, the depth and liquidity of the trading market for our shares, and differences between actual results of operations and the results anticipated by investors and securities analysts. Many of the factors which affect the market price of our common stock are outside of our control and may not even be directly related to us.

The market price of our common stock may be volatile, which may make it more difficult for you to resell your shares when you want at prices you find attractive.

Main shareholders

As of December 31, 2016, there are three shareholders who individually hold more than 5% of the Company’s shares. All of them together hold approximately 77.6% of our shares (excluding conversion rights). Their interests could conflict with yours. In addition, significant sales of shares held by them could have a negative effect on our stock price.

The MacPherson Trust and Mr. M.J. Atzmon, own or control together approximately 71.8% of our issued and outstanding common stock (excluding conversion rights). As a result of such ownership and conversion rights, the MacPherson Trust together with Mr. Atzmon are able to significantly influence and / or control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration may also have the effect of delaying or preventing a change in control. Mr. Atzmon, the Chairman of the Supervisory Board, disclaims any benefit or interest in the MacPherson Trust.

Dividends

We do not expect to pay any cash dividends on our common stock in the foreseeable future.

Laws in the Netherlands

Our corporate affairs are governed by our Articles of Association and by the laws governing corporations incorporated in the Netherlands. Our public shareholders may have more difficulty in protecting their interests in the face of actions by the Supervisory Board or the Management Board, or their members, or controlling shareholders, than they would as shareholders of a company incorporated in the United States. Pursuant to mandatory Dutch corporate law, adoption of our annual accounts by the general meeting of shareholders does not automatically discharge the Supervisory Board and Management Board and their members from liability in respect of the exercise of their duties for the particular financial year. In order to discharge the Supervisory Board and Management Board and their members from liability a separate resolution thereto needs to be adopted by the general meeting of shareholders (which resolution can be adopted in the same meeting in which the annual accounts will be adopted). Such discharge of the Supervisory Board and the Management Board and their members by the shareholders is subject to the provisions of Dutch law, including provisions relating to liability of members of supervisory boards and management boards upon the bankruptcy of a company pursuant to the relevant provisions of the Dutch Civil Code and is furthermore not absolute and will not be effective as to matters misrepresented or not disclosed to the shareholders. Nor will such discharge shield managing or supervisory directors from external liablility i.e. by creditors or trustee for matters of tort or maladministration. An individual member of the Supervisory Board or the Management Board who can prove that he is not at fault for such an omission or misrepresentation would not be liable, or in case of external liability if he additionally can prove that he has taken measures to prevent the consequences of the shortcomings of the Board.

U.S. judgments may not be enforceable in the Netherlands

A significant number of our activities are located outside the United States. In addition, members of the Management and Supervisory Boards and certain experts named herein are residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. The party that wishes to enforce such judgment in the Netherlands will have to institute second proceedings before a competent court in the Netherlands in order to obtain a similar decision that is capable of enforcement. A court in the Netherlands will, under current practice, normally issue a judgment incorporating the judgment rendered by the United States court if it finds that (i) the United States court assumed jurisdiction on international recognized grounds, (ii) the judgment was obtained in compliance with principles of due process, (iii) the judgment is final and conclusive and (iv) recognition of the judgment does not contravene the public policy or public order of the Netherlands. We cannot assure you that United States investors will be able to enforce any judgments in civil and commercial matters, including judgments under the federal securities laws against us or members of the Management or Supervisory Board (or certain experts named herein) who are residents of the Netherlands or countries other than the United States. In addition, a court in the Netherlands might not impose civil liability on us or on the members of the Management or Supervisory Boards in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

Item 4.          Information on the Company

Unless the context indicates otherwise, all references herein to the "Company" or "ICTS" include ICTS International N.V., and its subsidiaries.

History and Development of the Company

Aviation Security and Other Aviation Services Business

ICTS is a public limited liability company organized under the laws of The Netherlands in 1992. Our offices are located at Walaardt Sacréstraat 425-5, 1117 BM Schiphol-Oost, The Netherlands and its telephone number is +31-20-347-1077.

In the wake of the events which occurred on September 11, 2001, the Federal Government of the United States, in November, 2001, enacted the Security Act Public Law 107-71. Under the Security Act, entities may provide aviation security services in the United States only if they are owned and controlled at least 75% by U.S. citizens. As a company organized under the laws of the Netherlands, ICTS is not able to comply with the ownership requirements under the Security Act. The Security Act is administered through the TSA.

In the fourth quarter of 2002, pursuant to the Security Act, the Federal government through the TSA, took over substantially all of the aviation security operations in U.S. airports. As a result, ICTS, through its wholly owned subsidiary, Huntleigh, provides limited aviation security services in the United States.

In 2001 and 2002, ICTS sold substantially all of its European operations in two stages, for an aggregate purchase price of $103 million. As a result of the sale, ICTS fully divested itself at that time from its European operations, except for its operations in the Netherlands and Russia.

In February 2005 the Company re-entered the European aviation security market. In March 2005, the Company established a wholly owned subsidiary, I-SEC International Security B.V. (“I-SEC”), under which all the European aviation security activities provided by ICTS are operated. Since then I-SEC established new subsidiaries throughout Europe and the Far East.

Technology Business

Our technology business is primarily involved in the development and sale of identity security software to financial and other institutions, in Europe and the  United States.

Business Overview

General

ICTS specializes in the provision of aviation security and other aviation services. Following the taking of its aviation security business in the United States by the TSA in 2002, ICTS through its subsidiary Huntleigh, engages primarily in non-security related activities in the USA.

ICTS, through I-SEC International Security B.V. and its subsidiaries supplies aviation security services at airports in Europe and the Far East.

ICTS, through Au10tix Limited and it subsidiaries (“Au10Tix”) develops technological systems and solutions for financial and other institutions.

Business Strategy

We are currently pursuing the following business strategy:

Aviation Security Operations in Europe and the Far East

Through the I-SEC subsidiaries, we supply aviation security to airports, airlines and governments in Europe and the Far East.

Other Aviation Services in the U.S.

We continue to provide limited security services and non-security aviation services in the U.S. through our subsidiary, Huntleigh.

Developing Security Related Technology

We are focusing on developing security systems and technology for financial and other markets. ICTS is using the know-how and expertise it has acquired in the provision of enhanced aviation security services to develop such security systems and technologies.

Services

Services offered in Europe and the Far East

I-SEC specializes in the provision of advanced aviation security services worldwide. These include security consulting and security handling: security screening, checkpoint screening, hold baggage screening (“HBS”), X-ray operator training and integrated services.

The Company benefits from the broad know-how and international operational experience it has acquired in more than two decades of intensive activity in the field of aviation security.

I-SEC's management and key personnel are widely recognized in the industry as developers of pioneering aviation security concepts, methods and technologies, focusing primarily on high-risk environments.

With its highly skilled and experienced professional staff, supported by proprietary technological innovations, I-SEC is ideally positioned to deliver cost-effective aviation security solutions and services to airlines and airports with varying operational volumes and needs.

I-SEC has operations in The Netherlands, Germany, Spain, Italy, Portugal, Cyprus and Russia, and is continuing to expand to other countries in Europe. Additionally, I-SEC currently operates at the five major airports in Japan.

Building on its management's strong reputation and on its broad know-how and experience, I-SEC is committed to provide its clients with security services at the highest professional level, while offering unprecedented cost savings, due, in part, to the integration of advanced, proprietary technologies.

I-SEC aviation security services

Checkpoint screening

I-SEC provides trained checkpoint operators and supervisors to airline and airport clients in many countries.

The Company trains its staff to perform passenger screening at checkpoints, both efficiently and effectively, fully complying with international and national regulatory requirements on the one hand, and with airline customer service requirements, on the other hand.

Hold Baggage Operation (HBS)

Regulatory agencies in Europe and the USA require airlines and airports to perform 100% hold baggage screening. I-SEC provides the trained manpower required to carry out these tasks, as well as training services for the airport's own staff.

Integrated Services

I-SEC provides a wide variety of integrated services, combining security with customer service. These integrated services which combine security processing based on numerous years of experience and expertise, fully complying with all local and international regulatory requirements, with a wide variety of customer service functions, enables airlines to improve customer services while reducing manpower needs and operational costs.

Passengers Security Screening

I-SEC's unique passenger screening method, developed in the 1980s, has since been upgraded several times, and adapted to comply with amendments in regulatory requirements, as well as with changes in the threat environment and developing needs.

Passenger privacy and confidentiality are strictly maintained at all times, in accordance with all relevant regulations issued by both US and EU regulators.

Cargo Security

I-SEC provides a range of services that focuses on cargo security. Company assessment: Analyzing the cargo security program currently employed; identifying gaps in coverage and points of non-compliance with regulations; and recommending requisite actions.

Security program implementation: Planning and implementation of a cargo security program; training the client's management team.

Staff training: Training the client's employees to operate in accordance with the relevant security requirements, while maintaining flexibility with regard to course content, scope, duration, location and the number of trainees.

I-SEC aviation security training services

Training programs and seminars

I-SEC's training programs are the product of over 25 years of expertise and experience in the development of training materials covering every aspect of airline and airport security operations and their implementation worldwide.

Aviation security and security awareness training courses are offered, within the framework of training programs that are modular in nature, and are adapted to meet the specific needs of each client. The courses are constantly being updated to ensure that they cover all relevant material relating to new regulations, new threats, etc. Many of the courses include simulations, role play, situational exercises, case studies, etc. Sophisticated training aids are employed to make the training experience more efficient and interesting, thus ensuring optimal results.

I-SEC aviation security consulting services

Risk analysis

A comprehensive risk analysis is the essential, primary component of any security system.

The identification of the risks relevant to the particular site or operation, and their grading according to their potential damage and probability enables to develop the security concept and design the security system that will effectively deal with these risks.

I-SEC employs security experts specializing in the performance of risk analyses in a variety of threat environments. When analysing risks, all relevant factors relating to the client, the operation, the environment, and potentially hostile elements are taken into account, to ensure the risks are fully and accurately mapped.

Security Concept Development

In order to enable the development of a cost-effective security system, that optimally meets the client's specific needs, an aviation security system must be constructed on the basis of a well thought-out security concept, which takes into consideration all relevant aspects and variables.

As the development and implementation of a comprehensive security system requires substantial resources, it is crucial that these be invested in the most productive way, in accordance with predetermined priorities.

When developing the aviation security concept, I-SEC specialists take into account the results of the risk analysis and the developing and anticipated changes and trends in the threat environment, to arrive at a concept that will be suitable for the predictable future, and easy to adapt in later years.

Security system design

I-SEC security experts possess broad experience in the design and development of modular, aviation security systems, customized to meet local needs and complying with international standards. Designed systems are both flexible and dynamic in nature, ensuring that any adaptations required to meet changes in the threat environment in the future can be carried out quickly, with minimal investment of effort and funds.

System development also covers the definition of needs in the areas of manpower, technical means and advanced technologies, with the aim of attaining the optimal balance, thus maximizing both efficiency and savings in operational and staffing costs. Our experts also assist the client to determine priorities in implementation, as a function of the prioritized needs and the available resources. Assistance in the recruitment of security managers and staff based on predefined standards is also offered.

Implementation and assimilation

For over two decades, I-SEC specialists have been assisting their clients to implement and assimilate proven work methods and security solutions designed on the basis of extensive know-how and experience, and tailored to meet their specific needs.

The client's staff members, at all levels, are trained to perform their relevant tasks, and are provided with ongoing consulting and support to ensure the smooth running of security operations.

Security surveys and audits

I-SEC's expert security consultants specializes in the performance of airports security surveys, the scope of which is determined together with the client, and can range from individual aspects of airport security to comprehensive, all-encompassing surveys.

Special attention is focused on verification of compliance with all applicable regulations and presentation of recommendations regarding any amendments that may be required. Security surveys are particularly important as a step in the upgrading of an existing system – only by accurately mapping the existing system, all its components, strengths and weaknesses, is it possible to determine the required modifications.

As security systems are only effective if they continue to address existing and anticipated threats, and to fully comply with international and local regulatory requirements, periodical aviation security audits are of vital importance. I-SEC experts possess vast international experience in the performance of such audits, and recommending steps that must be taken to ensure full compliance and suitability of the aviation security system at all times.

Aviation Security Technology

In the interest of enabling its client to maintain the required level of security while reducing operational costs, I-SEC utilizes several innovative, proprietary means.

NAPS (New Advanced Passenger Screening)

NAPS is a sophisticated IT system that enables pre-departure analysis of passenger information and is designed to help screen airline passengers in a faster and more efficient manner. It was developed based on the extensive experience and knowledge accumulated by the Company’s professionals.

Eye Family products (Eye-BOX and Eye-Check)

The Eye-BOX and Eye -CHECK are revolutionary devices that take security into the future. The device allows you to combine biometric authentication and verification into an existing security process. With an intuitive interface users are guided through the security process, which is remotely screened by security agents. The Eye-BOX is mobile and can be used as an agent only operated tool or turned around and be used as a KIOSK for clients directly in any access control or security environment. The Eye-CHECK is the KIOSK only version that can be fixed on a designated spot.

SARA (Security Airport Realtime Application)

SARA is the spider in the web in any security operation. SARA gathers information out of multiple sources and presents them on a portable device or in any browser. SARA is a tool that provides the missing link between HR and the operational daily business of running a security operation. SARA allows you to make an operational environment paperless. You can create, sign update forms on the fly while viewing a live overview of the security situation. Employees can be tracked on their trainings, certifications and overall performance. A comprehensive chat and task system is part of the SARA suite.

OPA (Operational Planning Application)

OPA is a vital dispatch application for a large 24/7 manpower company. It allows you to import a roster with shifts and assign agents to tasks within their shifts. It includes a sign in and out clock and provides a clear overview for a dispatcher where people are and how to plan them more efficiently. All daily changes can later on be synced back to a payroll application.

Services offered in the United States

Prior to the enactment of the Security Act, Huntleigh was one of the leading providers of security and non-security aviation services in the United States. Huntleigh currently provides limited aviation security services and other separate services at approximately 29 airports in 21 states.

The limited security services provided by Huntleigh involve the following:

•	Charter Flight Screening for Airlines - which includes security check of passengers' body and carry-on items.

•	Cargo Security Screening - for some international and domestic carriers.

•	Aircraft Security Screening – for some international and domestic carriers.

•	Aircraft Search – Search of the entire aircraft to detect dangerous objects.

Each of the non-security services involves one of the following specific job classifications:

Agent Services for Airlines

Agent services include: passenger service, ground handling, vendor behind counters, passenger service representative (PSR) and baggage service (BSO). Although an agent is a Huntleigh employee, the employee is considered a representative of specific airlines.

Guard Services

Guard services involve guarding secured areas, including aircraft. Huntleigh also provides guard services to schools, shopping malls, etc.

Queue Monitors

Huntleigh provides queue monitors assisting passengers before the checkpoint.

Aircraft Cleaning

Huntleigh provides employees who perform aircraft cleaning services such as the following:

•	cleaning the aircraft interior

•	conducting cabin searches

Janitorial

Huntleigh provides janitorial services to airline airport offices, airline terminal areas, airline gates, police stations and office buildings.

GSE Maintenance

Huntleigh provides mechanics to maintain Ground Service Equipment (“GSE”) in a dedicated GSE Shop.

Shuttle Service

Huntleigh provides shuttle services to airline crews between hotels and airports.

Skycap Services Provider

A skycap assists passengers with their luggage. Located at the curbside of the check-in at airports, a skycap checks in passengers' luggage and meets security requirements established by the TSA to screen passengers. A skycap also assists arriving passengers with transporting luggage from the baggage carousel to ground transportation or other designated areas.

A skycap also may transport checked baggage from the curbside check-in to the airline counter. Concierge Service involves a skycap monitoring the baggage carousel to ensure that passengers do not remove luggage not belonging to them.

Wheelchair attendants

Wheelchair attendants transport passengers through the airport in airline and/or Company owned wheelchairs and may also operate electric carts for transporting passengers through the airport. Working closely with the attendants are dispatch agents who monitor requests and assignments for wheelchairs and dispatch the attendants as needed.

Baggage Handling Services

Huntleigh provides employees who move passengers’ baggage from the check- in counter to screening machines and/or vice versa, as well as moving oversized baggage from check-in to appropriate bag belts.

Authentication Systems and Solutions

The Company, through its subsidiaries, is involved in the development and sales of the technology listed below.

Front-end Identity Document Authentication and Management System (FDI)

FDI automates the capture, authentication and content retrieval from physical ID documents.

FDI speeds up customer screening and enrollment while enhancing ID fraud preventionin security- and business-sensitive environments such as airports, border control, financial services, etc.

FDI solutions can be used with 3-illumination professional scanners for high security requirements or with regular TWAIN scanners and even mobile devices for standard security requirements,  thus enabling broad usability for different markets.

Key Features: Hi-Resolution document imaging, auto image optimization, readable + encoded content extraction, photograph extraction, multi-layer identity authentication (according to scanner type), immediate detailed exception alerts, ability to integrate with chip readers and barcode readers, ability to integrate with biometric inputs, ability to query date against databases or watch-lists and ability to operate in stand-alone or networked modes.

FDI is relevant for a broad range of commercial and government markets.

Key markets for FDI are airports, airlines, bank branches, motor, financing dealerships, HR departments, etc.

Back office Identity Document Authentication and Management System (BOS)

BOS automates the authentication and retrieval of content from ID document image files (i.e. not the physical documents).

BOS is typically designed for Customer-Not-Present channels, namely online and mobile environments.

BOS speeds up customer screening and enrollment using 2nd generation technology that offers multi factor, deep forgery, counterfeiting and risk detection in customer submitted ID images. BOS is designed to handle images of ID documents in a variety of quality levels and languages. BOS also offers biometric Selfie-to-ID face matching functionality and collateral onboarding capabilities and services that are designed to meet regulatory and risk policy reuirements.

Key features: 100% automated (Click & Go, data entry free), seconds-fast processing, 3-way, multifactor authentication(logical data integrity checks, advanced image tampering forensics incl. synthetic ID detection, collateral risk factor checks), actionable exception reporting and superior capacity to handle sub-optimal image qualities.

BOS is designed to handle images that originate from any standard imaging device such as mobile phones, tablets, computer cams, etc. BOS is available as cloud (SaaS) or internal service and can be integrated with additional services such as data referencing, address verification, etc.

BOS is relevant for a broad range of commercial and government markets many of which are required to comply with KYC regulations.

Key markets for BOS are financial services including payments, wallets, money transfer, lending, remittance, online investments, trading & forex, etc.

Marketing of Security Systems and Technology

We market our technologies by establishing projects with airports, airlines, financial services (including banks, leasing and car financing companies), telecom, and other existing and potential customers.

Investments

The Company owns 198,311 shares or 14.2% of the outstanding common stock of Artemis Therapeutics, Inc. (formerly New York Global Innovations).

On February 2017 the Company committed to invest an aggregate amount of $3.5 million 12,000 shares or 10.0% of the outstanding common stock of White Line B.V., a limited company incorporated in the Netherlands. White Line is engaged in the field of plastic additives. The investment will be guaranteed by an entity related to the Company’s main shareholder.

Discontinued Operations

During the year ended December 31, 2013, the Company ceased the operations of its subsidiaries in the United Kingdom (I-SEC UK) and Denmark (I-SEC Denmark). In addition, the Company committed to a plan to cease operations of its subsidiary in Belgium (I-SEC Belgium). All of the subsidiaries provided aviation security services in the respective countries.

During the year ended December 31, 2014, the Company committed to a plan to cease the operations of its subsidiary in Switzerland (I-SEC Switzerland) which provided aviation security services.

Major Customers

Revenue from two customers represented 75% of total revenue during the year ended December 31,  2016 of which one customer accounted for 42% of total revenue. Accounts receivable from these two customers represented 70% of total accounts receivable as of December 31, 2016.

Revenue from two customers represented 70% of total revenue during the year ended December 31, 2015, of which one customer accounted for 37% and the other customer accounts for 33% of total revenue. Accounts receivable from these two customers represented 64% of total accounts receivable as of December 31, 2015.

Revenue from two customers represented 67% of total revenue during the year ended December 31, 2014, of which one customer accounted for 38% of total revenue and the other customer accounted for 29% of total revenue. Accounts receivable from these two customers represented 65% of total accounts receivable as of December 31, 2014.

Both customers mentioned above, have been principle customers in the last three years.

Revenue

Revenue in the U.S.

Our revenue in the United States during the years 2016, 2015 and 2014 totaled $47.7 million (19% of total revenue), $41.8 million (22% of total revenue) and $40 million (23% of total revenue), respectively.

Revenue in Europe, Japan and other locations

Our revenue in Europe, Japan and other locations during the years 2016, 2015 and 2014 totaled $207.8 million (81% of total revenue), $145.2 million (78% of total revenue) and $132.9 million (77% of total revenue), respectively.

Competition

Competition in the aviation security and aviation related services industry as well as in the technology industry is intense. Many of our competitors have greater financial, technical and marketing resources.

We expect that our competitors will develop and market alternative systems and technologies that may have greater functionality or be more cost effective than the services we provide or the systems that we may develop. If our competitors develop such systems we may not be able to successfully market our systems. Even if we are able to develop systems with greater functionality, which are more cost effective than those developed by our competitors, we may not be able to achieve market acceptance of our systems because our competitors have greater financial and marketing resources.

Aviation Security Regulatory Matters

Our aviation security activities are subject to various regulations imposed by authorities and various local and federal agencies having jurisdiction in the serviced area.  The Company, on behalf of its clients, is responsible for adherence to such regulations relating to certain security aspects of their activities. The Company is also responsible to prevent passengers without proper travel documentation from boarding a flight, thereby avoiding fines otherwise imposed on its clients by immigration authorities.

We are subject to random periodic tests by government authorities with regard to the professional level of its services and training. Any failure to pass such a test may result in the loss of a contract or a license to perform services or a fine or both.

In the airports in which we operate, a license to operate is required from the respective airport authority. The Company currently holds the licenses required to operate in such locations.

Climate Change Regulation

Our business is not affected directly or indirectly in any way by existing and pending, local, state, regional, federal or international legal requirements and agreements related to climate change.

Organizational Structure

The following are the active subsidiaries of ICTS as of December 31, 2016:

I-SEC Global Security B.V. (The Netherlands - 100%) and its wholly-owned subsidiaries:

I-SEC International Security B.V. (The Netherlands - 100%), which holds the shares of:

Procheck International B.V. (The Netherlands - 100%)

I-SEC Nederland B.V. (Netherlands - 100%)

I-SEC Advanced Systems B.V. (Netherlands - 100%)

I-SEC Russia LLC (Russia - 99%) *

I-SEC Spain Services Management S.L. ( Spain - 100%)

I-SEC Spain Security Management S.L. (Spain - 100%)

I-SEC Italia s.r.l. (Italy - 100%), which holds the shares of:

I-SEC Services Italia s.r.l. (Italy – 100%)

I-SEC Japan K.K. (Japan - 100%)

I-SEC International Security Portugal Unipessoal, Lda (Portugal - 100%)

I-SEC Cyprus Limited(Cyprus – 51%)

I-SEC Security Services Private Limited (India – 67%)

I-SEC Infrastruktur GmbH (Germany – 100%)

I-SEC Nord GmbH (Germany – 100%)

I-SEC Germany GmbH (Germany - 100%) which holds the shares of:

I-SEC Deutsche Luftsicherheit GmbH (Germany - 100%)

I-SEC Nord GmbH (Germany - 100%)

ICTS USA, Inc. (New York - 100%) which holds the shares of:

Huntleigh USA, Corp. (New York - 100%)

AU10TIX Limited ( Cyprus – 100%) which holds the shares of:

AU10TIX B.V. (The Netherlands – 100%) which holds the shares of:

10TIX Authentication and Identification Advanced Systems Ltd. (Israel – 100%)

Broadcasting Security Directive Limited ( Ireland – 100%)

I-SEC Infrastruktur &CO. KG (Germany – 80%) **

*    Addtional 1% is held by ICTS International N.V..

** Additional 20% held by I-SEC Infrastruktur GmbH, a Company fully owned, indirectly by ICTS International N.V.

Property, Plant and Equipment

The Company leases certain premises under various operating leases. Future minimum lease payments under such operating leases are as follows:

Year ended
December 31,

2017	$1,929
2018	740
2019	582
2020	334
2021	13
$3,598

Rent expense for the years ended December 31, 2016, 2015 and 2014 is $3.9 million, $3.4 million and $3.3 million, respectively.

Item 5.          Operating and Financial Review and Prospects

This section contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial condition. All statements other than statements of historical facts included in this annual report on Form 20-F regarding ICTS's strategy, future operations, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this annual report on Form 20-F the words "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Risk Factors" and elsewhere in this annual report on Form 20-F.

We cannot guarantee any future results, levels of activity, performance or achievements. The forward-looking statements contained in this annual report on Form 20-F represent management's expectations as of the date of this annual report on Form 20-F and should not be relied upon as representing ICTS's expectations as of any other date. Subsequent events and developments will cause management's expectations to change. However, while we may elect to update these forward-looking statements, ICTS specifically disclaims any obligation to do so, even if its expectations change.

Overview

The Company operates in three reportable segments (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, in Europe and the United States. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Our critical accounting policies that require the use of judgment and estimates are listed below. Please refer to Note 2 of ICTS's consolidated financial statements included in this Annual Report for the year ended December 31, 2016 for a summary of ICTS's significant accounting policies.

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends.  The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible.

Investments

The Company follows Topic 820, “Fair Value Measurement”, of FASB ASC. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use.

In determining the fair value, the Company assesses the inputs used to measure fair value using a three-tier hierarchy, as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Companies have the ability to access at the measurement date.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value.

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment begins with an analysis of qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is determined that goodwill should be reviewed for impairment, then a discounted cash flow analysis is performed to determine whether the goodwill is recoverable. If the carrying value of the goodwill is not recoverable based upon the discounted cash flow analysis, then an impairment charge is recorded for the difference between the carrying value and the fair value of the goodwill.

Contingent Liabilities

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the normal course of its business activities. Liabilities for such contingencies are recognized when: (a) information available prior to the issuance of the consolidated financial statements indicates that it is probable that a liability had been incurred at the date of the consolidated financial statements and (b) the amount of loss can reasonably be estimated.

Stock-Based Compensation

Stock-based compensation to employees, including stock options, are measured at the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. The compensation expense resulting from stock-based compensation to management and administrative employees is recorded over the vesting period of the award in selling, general and administrative expense on the accompanying consolidated statements of operations and comprehensive income (loss). Compensation expense resulting from stock based compensation to operational employees is recorded over the vesting period of the award in cost of revenue.

Stock-based compensation issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the stock-based compensation, whichever is more readily determinable.

Revenue Recognition

Revenue is recognized as services are rendered based on the terms contained in the Company’s contractual arrangements with customers, provided that services have been rendered, the fee is fixed or determinable, and collection of the related receivable is reasonably assured.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established when realization of net deferred tax assets is not considered more likely than not.

Uncertain income tax positions are determined based upon the likelihood of the positions being sustained upon examination by taxing authorities. The benefit of a tax position is recognized in the consolidated financial statements in the period during which management believes it is more likely than not that the position will not be sustained. Income tax positions taken are not offset or aggregated with other positions. Income tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of income tax benefit that is more than 50 percent likely of being realized if challenged by the applicable taxing authority. The portion of the benefits associated with income tax positions taken that exceeds the amount measured is reflected as income taxes payable.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2016, 2015 and 2014:

	(U.S. dollars in Thousands)
	Year ended December 31,
	2016	2015	2014
Revenue	$255,576	$187,022	$172,929
Cost of revenue	222,927	167,844	152,224
Gross profit	32,649	19,178	20,705
Operating expenses:
Research and development	2,660	2,565	2,207
Selling, general and administrative	22,142	20,406	17,316
Total operating expenses	24,802	22,971	19,523
OPERATING INCOME (LOSS)	7,847	(3,793)	1,182
Other income (expenses), net	(4,501)	(760)	448
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	3,346	(4,553)	1,630
Income tax expense	1,004	149	90
INCOME (LOSS) FROM CONTINUING OPERATIONS	2,342	(4,702)	1,540
Loss from discontinued operations	-	-	109
NET INCOME (LOSS)	$2,342	$(4,702)	$1,431

The following table sets forth, for the annual periods indicated, certain results of operations data as a percentage of revenue for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
Revenue	100.0%	100.0%	100.0%
Cost of revenue	87.2%	89.7%	88.0%
Gross profit	12.8%	10.3%	12.0%
Research and development	1.0%	1.4%	1.3%
Selling, general and administrative	8.7%	10.9%	10.0%
Total operating expenses	9.7%	12.3%	11.3%
OPERATING INCOME (LOSS)	3.1%	(2.0)%	0.7%
Other income (expenses), net	(1.8)%	(0.5)%	0.2%
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	1.3%	(2.5)%	0.9%
Income tax expense	0.4%	-%	-%
INCOME (LOSS) FROM CONTINUING OPERATIONS	0.9%	(2.5)%	0.9%
Loss from discontinued operations	-%	-%	(0.1)%
NET INCOME (LOSS)	0.9%	(2.5)%	0.8%

The following table sets forth, for the annual periods indicated, revenue generated by country:

	(U.S. Dollars in Thousands)
	Year ended December 31,
	2016	2015	2014
United States of America	$47,733	$41,817	$39,983
Netherlands	87,348	72,231	69,667
Germany	108,692	61,765	49,771
Other	11,803	11,209	13,508
Total	$255,576	$187,022	$172,929

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Total revenue increased from $187.0 million in 2015 to $255.6 million in 2016.

Revenue generated in the Netherlands was $87.3 million in 2016 compared to $72.2 million in 2015. The increase in revenue generated in the Netherlands was primarily a result of additional services provided to Schiphol Airport.

Revenue generated in Germany was $108.7 million in 2016 compared to $61.8 million in 2015. The increase in revenue generated in Germany was a combination of additional services provided to Frankfurt and Hamburg Airports and increases the hourly rates charged to customers.

Revenue generated in the United States of America was $47.7 million in 2016, compared to $41.8 million in 2015. The increase in revenue generated in the United States was primarily a result of additional services provided to customers and increase in prices of certain services provided by the Company.

Revenue outside the Netherlands, Germany and the United States totaled $11.8 million in 2016 compared to $11.2 million in 2015.

Cost of revenue

Cost of revenue increased from $167.8 million or 89.7% in 2015 to $222.9 million or 87.2% in 2016. Increases in cost of revenue primarily relates to increases in revenues in the Netherlands, Germany and the United States of America. Increases in cost of revenue in those countries increased both because of additional services provided to the customers and as a result of increases  in labor costs which are charged to the customers.

Research and Development expenses (“R&D”)

R&D expenses increased from $2.6 million or 1.4% in 2015 to $2.7 million or 1.0% in 2016.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses increased from $20.4 million or 10.9% in 2015 to $22.1 million or 8.7% in 2016. Increase in SG&A expenses is a result of increase of the Company’s operations during 2016.

Other expenses, net

Other expenses, net, totaled $4.5 million or 1.8% in 2016 compared to $0.8 million or 0.5% in 2015. Interest expense to a related party increased from $2.6 million in 2015 to $4.2 million in 2016. In 2016, the members of the Supervisory Board approved an increase of the interest rate by one percent retroactively, since the first day of the loan from the related party. The interest expense which was recorded in 2016 and related to previous years was $1.2 million.

Interest expense and bank charges were stable and totaled $1.4 million both in 2016 and 2015.

Foreign currency gain was $1.0 million in 2016 compared to $3.1 million in 2015. The exchange rate between the Dollar and the Euro changed from 1.09 Dollar per Euro as of December 31, 2015 to 1.06 Dollar per Euro as of December 31, 2016, a decrease of 3.2%. The decrease between the Dollar and the Euro in 2015  was 9.9%. As substantial balances of the Company’s liabilities are in Euros, the Company  recorded foreign currency gains in 2016 and 2015 accordingly.

Income Tax Expense

Income tax expense increased from $0.1 million or 0.1% to $1.0 millon 0.4% in 2016. Increase in income tax expense relates primarily to our operations in one of the European countries in which the Company used all its losses for tax purposes from previous years and as its operations are profitable, income taxes are due.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue

Total revenue increased from $172.9 million in 2014 to $187.0 million in 2015.

Revenue generated in the Netherlands was $72.2 million in 2015 compared to $69.7 million in 2014. The increase in revenue generated in the Netherlands was primarily a result of additional services provided to Schiphol Airport. The average exchange rate Euro-Dollar went down by 16.5%. Revenue generated in the Netherlands in 2015 based on the 2014 exchange rate would have totaled $86.4 million compared to $72.2 million according to the current exchange rate.

Revenue generated in Germany was $61.8 million in 2015 compared to $49.8 million in 2014. The increase in revenue generated in Germany was primarily a result of additional services provided to Frankfurt Airport. The average exchange rate Euro-Dollar went down by 16.5%. Revenue generated in Germany in 2015 based on the 2014 exchange rate would have totaled $74.0 million compared to $61.8 million according to the current exchange rate.

Revenue generated in the United States of America was $41.8 million in 2015 compared to $40.0 million in 2014. The increase of revenue generated in the United States was primarily a result of additional services provided to different customers and increases in prices of certain services provided by the Company.

Revenue outside the Netherlands, Germany and the United States totaled $11.2 million in 2015 compared to $13.5 million in 2014. The decrease in revenue from other locations was primarily a result of fewer services required by customers in certain locations.

Cost of revenue

Cost of revenue increased from $152.2 million or 88.0% in 2014 to $167.8 million or 89.7% in 2015. Increases from $152.2 million to $167.8 million relates primarily to increase in revenues in the Netherlands and Germany and costs relating to the extended contracts in those countries. In addition, in August 2015, following a decision of the State Supreme Court of Washington regarding increase of the minimum wages for the town of SeaTac, Washington, effective January 1, 2014, the Company recorded an accrual for this liability of which $3.0 million is expensed in cost of revenue.

Research and Development expenses (“R&D”)

R&D expenses increased from $2.2 million or 1.3% in 2014 to $2.6 million or 1.4% in 2015. The increase relates mostly to increases in the number of employees working in our technology segment.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses increased from $17.3 million or 10.0% in 2014 to $20.4 million or 10.9% in 2015. The increase from 10.0% in 2014 to 10.9% in 2015 is mostly a result of bonuses to certain officers in 2015 totaling $1.6 million compared to $0 in 2014.

Other income (expense), net

Other income (expense), net totaled $(0.8) million in 2015 compared to $0.4 million in 2014. Interest expense to a related party increased from $2.3 million in 2014 to $2.6 million in 2015. Borrowings from a related party continued to increase during the year 2015 thus increasing  the interest expense related to that loan.

Interest expense and bank charges increased from $1.1 million in 2014 to $1.4 million in 2015, primarily because of an increase in the usage of the lines of credit in Europe and the United States.

Foreign currency gain in 2015 was $3.1 million in 2015 compared to $3.7 million in 2014. During 2015 the exchange rate between the Dollar and the Euro dropped from 1.21 Dollar per Euro as of December 31, 2014 to 1.09 Dollar per Euro as of December 31, 2015, a decrease of approximately 10%. As substantial balances of the Company’s liabilities are in Euro’s, the Company recorded a foreign currency gain in 2015. In 2014 the exchange rate between the Dollar and the Euro decreased by 12% which created higher foreign currency profit.

Income Tax Benefit (Expense)

The Company had income tax expense of $(0.1) million both in 2015 and 2014.

The following table sets forth, for the annual periods indicated, certain financial data related to the Company’s reportable segments.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2016:
Revenue	$-	$252,878	$2,698	$255,576
Depreciation and amortization	10	846	37	893
Income (loss) from continuing operations	(6,052)	10,654	(2,260)	2,342
Total assets from continuing operations	431	45,945	780	47,156

Year ended December 31, 2015:
Revenue	$-	$185,519	$1,503	$187,022
Depreciation and amortization	1	655	57	713
Income (loss) from continuing operations	(3,182)	1,597	(3,117)	(4,702)
Total assets from continuing operations	440	41,056	853	42,349

Year ended December 31, 2014:
Revenue	$-	$172,102	$827	$172,929
Depreciation and amortization	3	689	69	761
Income (loss) from continuing operations	(99)	5,106	(3,467)	1,540
Total assets from continuing operations	404	34,006	461	34,871

Corporate Segment

The Company’s loss from continuing operations in the corporate segment increased from $3.2 million in 2015 to $6.1 million in 2016.  The increase is primarily due to the following: (a) increase in the interest rate to related party. Total interest to related party was $4.2 million in 2016 compared to $2.6 million in 2015. (b) In 2015 the Company had a foreign currency gain of $3.1 million compared to $1.0 million in 2016.

The Company’s loss from continuing operations in the corporate segment increased from $0.1 million in 2014 to $3.2 million in 2015.  The increase is primarily due to the following: (a) bonuses granted to certain officers in 2015 totaling $1.6 million compared to $0 in 2014.(b) Grant of $0.7 million to the Chairman of the Supervisory Board as compensation for the last eleven years. (c) Decrease of exchange rate income by $0.6 million.

Airport Security and Other Aviation Services Segment

Increases in revenue from $185.5 million in 2015 to $252.9 million in 2016 relates primarily to: (a) an increase of revenues in Germany from $61.8 million in 2015 to $108.7 million in 2016. (b) An increase of revenues in the Netherlands from $72.2 million in 2015 to $87.3 million in 2016. (c) An increase of revenues in the United States of America from $41.8 million in 2015 to $47.7 million in 2016.

In 2016, the Company’s income from continuing operations related to aviation services was $10.7 million compared to $1.6 million in 2015. As the Company increases its revenue in existing locations, its able to better utilize its manpower and its expenses and by that, increases its profitability.

Increase in revenue from $172.1 million in 2014 to $185.5 million in 2015 relates primarily to: (a) an increase of revenues in Germany from $49.8 million in 2014 to $61.8 million in 2015. (b) An increase of revenues in the Netherlands from $69.7 million in 2014 to $72.2 million in 2015.

Revenue generated in the Netherlands, Germany and some other European countries was affected by exchange rate fluctuations as the average rate of the Euro-Dollar decreased by 16.5% in 2015 compared to 2014.

In 2015, the Company’s income from continuing operations related to aviation services was $1.6 million compared to $5.1 million in 2014. The 2015 profit includes an expense of $3.3 million relating to a minimum wage increase in SeaTac Airport, Washington, USA, following a recent decision of the Washington State Supreme Court. According to the court’s decision, the minimum wage increase is effective from January 1, 2014. The Company has estimated that it has a liability of approximately $3.3 million for back wages and accrued interest and has recorded in 2015 an accrual for this liability.

Technology Segment

Revenue in 2016 was $2.7 million compared to $1.5 million in 2015. The loss from continuing operations amounted to $2.3 million in 2016 compared to $3.1 million in 2015.

Revenue in 2015 was $1.5 million compared to $0.8 million in 2014. The loss from continuing operations amounted to $3.1 million in 2015 compared to $3.5 million in 2014.

Liquidity and Capital Resources

The Company’s most significant expenditures consist of payroll, related costs, interest and professional fees. The Company has historically financed such expenditures through cash flows from operations, funding received from lines of credit with lenders in the United States and Europe and borrowings from a convertible note arrangement with a related party.

As of December 31, 2016 and 2015, the Company had cash on hand of $3.9 million and $7.9 million, respectively, not including restricted cash of $3.8 million and $4.4 million as of December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015 the restricted cash serves as collateral for our letters of credit in the United States and restricted bank accounts in the Netherlands, which are restricted for payments to local tax authorities.

The Company has a working capital and shareholders’ deficits. As of December 31, 2016 and 2015, the Company had a working capital deficit of $1.5 million and $5.0 million, respectively and shareholders’ deficit of $33.5 million and $42.2 million, respectively. During the years ended December 31, 2016, 2015 and 2014, the Company incurred net income (loss) from continuing operations of $2.3 million, $(4.7) million and $1.5 million, respectively, and provided cash flows from operations of $3.5 million, $1.5  million and $4.1 million, respectively.

The Company’s business plan projects income from operations and  compliance with all financial covenants. Management believes that this plan is achievable and that they will continue to generate positive cash flows from operations. Management also believes that it will receive continued support from their lenders and majority shareholder in financing operations. Ther can be no assurance that management will be successful in achieving its bussiness plan.

In May 2014, the Company increased its borrowing capacity under the convertible notes payable to related party to $37.0 million. In January 2016 the Company signed a new line of credit arrangement to replace the previous agreement with a commercial bank. According to the new agreement the line of credit increased up to €10.0 million. In December 2016 the Company and the commercial bank agreed to increase the Company’s line of credit to €12.0 million ($12.7 million as of December 31, 2016)

Cash Flows from Operating Activities

Our cash flows from operating activities vary significantly from year to year, depending on our operating results and timing of cash receipts and disbursements on accounts receivable, accounts payable, accrued expenses and other current liabilities.

Net cash provided by operating activities in 2016 was $3.5 million. This provided cash resulted primarily from net income of $2.3 million, non-cash accrued interest convertible notes payable to related party of $4.8 million and a non-cash charge of $0.9 million for depreciation and amortization. Net cash used in continuing operating assets and liabilities of $4.3 million is primarily attributable to an increase in accounts receivable of $8.8 million.

This was offset mainly by increase in accrued expenses and other current liabilities of $2.0 million, increases in income taxes payable of $1.0 million and increases in VAT payable of $0.9 million.

Net cash provided by operating activities in 2015 was $1.5 million. This provided cash resulted primarily from net loss of $4.7 million, a non-cash accrued interest on convertible notes payable to a related party of $2.6 million and a non-cash charge of $0.7 million for depreciation and amortization. Net cash provided by continuing operating assets and liabilities of $2.8 million is primarily attributable to an increase in accrued expenses and other current liabilities of $9.1 million, increase of accounts payable of $0.5 million and increase of VAT payable of $0.5 million. This was offset by an increase in accounts receivable, net, of $6.3 million and an increase in prepaid expenses and other current assets of $1.0 million.

Net cash provided by operating activities in 2014 was $4.1 million. This provided cash resulted primarily from net income from continuing operations of $1.5 million, non-cash accrued interest on convertible notes to a related party of $2.3 million and a non-chash charge of $0.8 million for depreciation and amortization. Net cash used in continuing operating assets and liabilities of $0.4 million is primarily attributable to an increase in accounts receivable, net of $6.9 million, payments made to the U.S. Department of Labor of $0.3 million and decrease in other liabilities of $0.4 million. This was offset by an increase in accrued expenses and other current liabilities of $5.4 million increase of accounts payable of $0.7 million and increase of VAT payable of $1.2 million. Net cash used in discontinued operations in 2014 was $0.1 million.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2016 was $0.9 million and consisted primarily of capital expenditures of $1.2 million offset by decrease in restricted cash of $0.5 million.

Net cash used in investing activities for the year ended December 31, 2015 was $1.1 million and consisted primarily of capital expenditures of $1.0 million.

Net cash provided by investing activities for the year ended December 31, 2014 was $1.2 million and consisted primarily of a decrease in restricted cash of $1.9 million, offset by capital expenditures of $ 0.6 million.

Cash Flows from Financing Activities

Net cash used in financing activities in 2016 was $5.2 million, which consisted primarily of repayments under lines of credit of $2.9 million, repayment of $3.3 million of the convertible notes to a related party and $1.2 million proceeds from stock issuance.

Net cash provided by financing activities in 2015 was $5.2 million, which consisted primarily of an increase of $1.4 million, net, from the Company’s convertible note arrangement with a related party, an increase of $1.9 million on our line of credit in Europe and the United States and stock issuance for $1.7 million.

Net cash provided by financing activities in 2014 was $2.0 million, which consisted primarily of an increase of $3.4 million of  proceeds from our convertible note arrangement with a related party, a decrease in net borrowings on our lines of credit in Europe and the United States of $2.2 million and increase of cash overdraft of $0.8 million.

Borrowings

United States

The Company was a party to a credit facility with a commercial lender, which provided it with up to $10.5 million  in borrowings subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 80% of eligible accounts receivable, as defined, plus (ii) 70% of eligible unbilled receivables, as defined, plus (iii) 100% of the Company’s $3.5 million in cash collateral plus (iv) 95% of a $1.0 million standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder (see note 12). Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash, a $3.5 million certificate of deposit, and the $1.0 million letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

In June 2014, the Company amended the credit facility to decrease the maximum borrowing capacity to $6.5 million and amend existing financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio. The borrowing base limitation was also amended and is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of a $1.0 million standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. In addition, as part of the amendment, the Company’s $3.5 million cash collateral was released and used to reduce outstanding borrowings under the credit facility.

In March 2015, the Company amended it’s credit facility with its lender. The amendment revised existing financial covenants, including the maintenance of a specified fix charge coverage ratio and maintenance of minimum monthly EBITDA requirements. As of December 31, 2015 the Company was in violation of its financial covenants. As of March 2016, the lender waived the violation.

On July 2016, the Company amended the credit facility to increase the maximum borrowing capacity to $8.5 million. The amendment also revised the existing fixed charge coverage ratio financial covenant. The credit facility expires on June 24, 2018. As of December 31, 2016, the company was in compliance with all required debt covenants.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.375%) plus 4.25% per annum (5.625% as of December 31, 2016).

The Company’s weighted average interest rate in the United States during the years ended December 31, 2016, 2015 and 2014 is 5.76%, 5.88% and 6.02% respectively.

The company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

As of December 31, 2016 and 2015, the Company had approximately $6.3 million and $5.6 million respectively, outstanding under line of credit arrangements. As of December 31, 2016 and 2015, the Company had $0.8 million and $0.6 million, respectively, in unused borrowing capacity under the line of credit facility.

Europe

In June 2014, the Company extended a line of credit arrangement with a commercial bank to provide it with up to €1.5 million ($1.6 million as of December 31, 2016) in borrowings. Borrowings under the line of credit arrangement bear interest at 1.2% per annum, which is payable quarterly. The line of credit is secured by a guarantee provided by an entity related to the Company’s main shareholder.

As of December 31, 2015 the Company had €0.4 million ($0.4 million as of December 31, 2016) in outstanding borrowings under the line of credit arrangement. There were no outstanding borrowings as of December 31, 2016. The line of credit expired in January 2017.

In April 2015, the Company entered into a line of credit arrangement with a commercial bank, replacing all previous lines of credit, to provide it with up to €5.5 million ($5.9 million as of December 31, 2015) in borrowings until further notice.

Borrowings under the line of credit bear interest at EURIBOR plus 3.75% (3.75% as of December 31, 2015) per annum. The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by the accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of December 31, 2015 the Company had €5.0 million ($5.5 million as of December 31, 2015) in outstanding borrowings under the line of credit arrangement.

In January 2016, the Company entered into a new line of credit arrangement with the same commercial bank, replacing the previous line of credit, to provide it with up to €10.0 million ($10.5 million as of December 31, 2016) in borrowings until further notice. Borrowings under the line of credit bear interest at one month EURIBOR plus 3.75% with a minimum of 3.5% per annum (3.5% as of December 31, 2016). The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by the accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of December 31, 2016 the Company had €1.9 million ($2.1 million as of December 31, 2016) in outstanding borrowings under the line of credit arrangement. In December 2016, the Company and the same commercial bank agreed under the same terms and conditions to raise the existing line of credit to €12.0 million ($12.7 million as of December 31, 2016).

In addition to this line of credit arrangement a guarantee facility of €2.5 million ($2.6 million as of December 31, 2016) is provided to the Company by the same commercial bank. As of December 31, 2016 the Company had €2.3 million ($2.4 million as of December 31, 2016) of outstanding guarantees under the guarantee facility.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2016, 2015 and 2014 is 3.5%, 3.2% and 3.5%, respectively.

Related party financing

In May 2014, the Company entered into an arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37 million in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share.

In October 2015, the Supervisory Board of Directors approved to reduce the convertible price of the unpaid interest from $1.50 per share to $0.75 per share. In addition, the loan period was extended until January 1, 2018. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

In September 2016, the Supervisory Board of Directors approved an increase in the interest rate of the loan from the entity related to the main shareholder, by one percent, retroactively for the whole period of the loan. The interest recognized in 2016 regarding increase of the previous years interest rate totaled $1.2 million.

In December 2016, the entity related to the main shareholder converted $5.4 million accrued interest into 7,238,302 shares per share of common stock at a price of $0.75 per share.

The Company’s weighted average interest during the years ended December 31, 2016, 2015 and 2014 is 7.05% 5.99% and 6.06%, respectively.

At December 31, 2016 and 2015, convertible notes payable to a related party consist of $25.0 million and $29.0 million, respectively, in principal and $9.4 million and $10.4 million respectively, in accrued interest. Interest expense related to these notes is $4.2 million, $2.6 million and $2.3 million for the years ended December 31, 2016, 2015 and 2014, respectively

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs. Research and development costs are $2.7 million, $2.6 million and $2.2 million during the years ended December 31, 2016, 2015 and 2014, respectively.

Trend Information

Labor market conditions may require the Company to increase its prices. Cost of labor is the main variable in determining any cost increases.

The Company might be affected by a worldwide economic slowdown, which might affect the aviation industry. As the Company is a service provider to this industry, such trends can affect the results of the Company.

Off-Balance Sheet Arrangements

The Company is a party to a consulting arrangement, an agency agreement and various operating lease arrangements. In addition, the Company has no unconsolidated special purpose entities.

Future Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2016:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years
Line of credit in the U.S.	$6,301	$-	$6,301	$-	$-
Lines of credit in Europe	2,051	-	2,051	-	-
Consulting agreements	983	191	475	317	-
Purchase of subsidiary in Cyprus	158		158
Convertible notes payable to a related party
including accrued interest	34,511	-	34,511	-	-
Future interest and fees on line of credit and convertible notes payable to a related party (1)	9,000	-	9,000	-	-
Operating lease obligations	3,598	1,929	1,656	13
	$56,602	$2,120	$54,152	$330	$-

(1)          Interest and fees are estimated based on future interest rates expected to be applicable.

The following table summarizes the Company’s other future commercial obligations as of December 31, 2016:

Contractual Obligations	Payments due by Period (U.S. Dollars in Thousands)
		Less than	1-3	4-5	more than
	Total	1 year	years	years	5 years

Guarantees	$2,416	$-	$1,862	$-	$554
Letters of credit	233	233	-	-	-
	$2,649	$233	$1,862	$-	$554

Item 6.          Directors, Senior Management and Employees

The following table lists the directors and executive officers of ICTS:

	Age	Position

Menachem Atzmon	72	Chairman of the Supervisory Board
David W. Sass	81	Member of the Supervisory Board
Gail F. Lieberman	73	Member of the Supervisory Board, Member of the Audit Committee and Chairman of the Compensation Committee
Gordon Hausmann	71	Member of the Supervisory Board, Member of the Compensation Committee and Member of the Audit Committee
Philip M. Getter	80	Member of the Supervisory Board, Chairman of the Audit Committee
Ran Langer	71	Managing Director
Alon Raich	41	Chief Financial Officer

Menachem J. Atzmon is a CPA (Isr). From 1996 until 2012 Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since 1998 until 2012 he has served as the Chairman of the Management Board of Seehafen Rostock, Umschlagsgesellschaft GmbH and its Holding Company. Mr. Atzmon has been a member of the Supervisory Board of ICTS since 1999 and acts as the Chairman of the Supervisory Board since 2004. Since 2010 he serves as the Chairman of the of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company. During 2014 Mr. Atzmon was appointed in addition to his role of Chairman of the Supervisory Board to CEO of the Arrow Ecology & Engineering Overseas Ltd.

David W. Sass for the past 55 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. He has been a director of ICTS since 2002 and is also a director of several privately held corporations. He is an Honorary Trustee of Ithaca College and a director of the TCI College of Technology.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Tradeworx, a private financial technology company. Formerly she served asboard member for the South Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

Gordon Hausmann is the senior partner of his own law firm, founded in London over 35 years ago. He specializes, amongst other things, in corporate and commercial law, including business finance and banking law, litigation and representation of several substantial family offices. He holds office as a board member of numerous companies and institutions, including listed companies in the UK and abroad. These include an international airline, some Embassies, finance companies (including a company associated with a private Swiss banking group) and other well-known and governmental entities. He also holds office and advises a number of charities, including Governor of the Hebrew University.

Philip M. Getter has been Chairman of TCI College of Technology since 2012. Since 1985 he has been managing member of GEMPH Development LLC a major shareholder of EVCI Career Colleges and sole shareholder of TCI. Mr. Getter has more than 30 years of corporate finance experience.  From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and from 1969 to 1975 Senior Partner of Devon Securities, an international investment-banking boutique. From 1975 to 1984 he was President/CEO of Generics Corporation of America, then one of the largest generic drug companies in the United States. As Chairman and CEO of Wolins Pharmacal (1977 to 1984) he led the reorganization and restructuring of this distributor of medical supplies. Mr. Getter was Chairman of Inksure Technologies, Inc.a manufacturer of security inks and a founder of KIDSRx an all-natural pharmaceutical company.  He has been a member of The Broadway League [League of American Theaters and Producers] Executive Vice Chairman of The Kurt Weill Foundation for Music, and Trustee of the American Theatre Wing [TONY and OBIE Awards].  He has been involved in most aspects of the entertainment industry and  has produced for Broadway, television and film.

Ran Langer joined ICTS in 1988 through 1998 as General Manager of the German subsidiaries of ICTS. From 1998 to 2013, he served as General Manager of Seehafen Rostock Umschlagsgesellschaft GmbH, the operator of the Seaport in Rostock, Germany. Mr. Langer became a Managing Director of ICTS in 2004. In 2013 Mr. Langer  was appointed also as CEO of I-SEC International Security B.V., a fully owned subsidiary of ICTS.

Alon Raich is a CPA (Isr), joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of the Company in 2008. From 2001 to 2005 he worked in the accounting firm, Kesselman & Kesselman, PriceWaterhouseCoopers (PwC). Mr. Raich holds a BA degree in economics and accounting and an MA degree in law from Bar-Ilan University, Israel.

Summary Compensation Table

The following table sets forth compensation earned by the Company’s Managing Directors and the highest paid executives during the years 2014 through 2016 (U.S. Dollars in thousands):

					Non-equity	Nonqualified	Number	Number
Name and					Incentive	Deferred	of	of
Principal				All Other	Plan	Compensation	Option	Stock
Position	Year	Salary	Bonus	Compensations	Compensation	Earnings	Awards	Awards	Total
		$	$	$	$	$			$
Managing	2016	332	1,106	60	-	-	-	-	1,498
Director	2015	222	1,110	21	-	-	-	-	1,353
(a)	2014	191	-	21	-	-	-	-	212

Managing	2016	-	-	-	-	-	-	-	-
Director	2015	-	-	-	-	-	-	-	-
	2014	-	-	48	-	-	-	-	48

General Manager	2016	145	28	59					232
of a subsidiary	2015	128	73	22	-	-	-	-	223
(b)	2014	153	80	26	-	-	-	-	259

a. Highest paid employee in 2016 and 2015.

b. Highest paid employee in 2014.

Each member of the Supervisory Board who is not an employee of the Company receives an annual fee of $20 and a fee for each Supervisory Board or committee meeting attended of $2. The Chairman of the Audit Committee receives an additional $10 per year. The Chairman of the Board receives an annual fee of $60.

Mr. Langer has been employed as Managing Director without compensation untill 2013. In 2013, the Company signed an employment agreement with Mr. Langer for which he will be entitled to a yearly salary of €144 per year ($152 as of December 2016). In May 2015 the compensation committee and the Supervisory Board approved to increase Mr. Langer’s salary to €240 per year ($253 as of December 2016) and a bonus of €1,000 ($1,055 as of December 31, 2016). In May 2016, an additional increase of salary to €300 per year ($317 as of December 31, 2016) and a bonus of $1,000 ($1,055 as of December 31, 2016) was approved by the Supervisory Board.

Mr. Nir has been employed as a Managing Director since 2008 through December 31, 2014, at an annual cost of $48 during the year ended December 31, 2014.

In December 2015 the compensation committee approved an annual fee of $60 for the Chairman of the Supervisory Board, in addition to a one time grant of  $660 representing the annual salary for the last eleven years for which he was not compensated. In 2016 the Chairman of the Supervisory Board waived an amount of $600 of the grant.

The following table sets forth information concerning the aggregate compensation paid or accrued on behalf of all of our directors and executive officers as a group for the year ended December 31, 2016.

	Salaries, fees,	Pension, retirement
	commissions	and other
	and bonuses	similar benefits
	(in thousands)

Supervisory Directors as a group ( 5 persons)	$185	$-
Officers as a group ( 4 persons)	$1,969	$174

Background and Compensation Philosophy

Our Compensation Committee consists of Gail Lieberman, Chairman and Gordon Hausmann, all independent directors. The Compensation Committee and, prior to its establishment our Supervisory Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies, and contributions made by the officers’ to our success.  Each of the named officers will be measured by a series of performance criteria by the Supervisory Board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our Supervisory Board of Directors and Compensation Committee have not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The Compensation Committee makes an independent evaluation of appropriate compensation of key employees, with input from management. The Compensation Committee has oversight of executive compensation plans, policies and programs.

Our compensation program for our executive officers and all other employees is designed such that it will not incentivize unnecessary risk-taking. The base salary component of our compensation program is a fixed amount and does not depend on performance.  Our cash incentive program takes into account multiple metrics, thus diversifying the risk associated with any single performance metric, and we believe it does not incentivize our executive officers to focus exclusively on short-term outcomes.  Our equity awards are limited by the terms of our equity plans to a fixed maximum specified in the plan, and are subject to vesting to align the long-term interests of our executive officers with those of our stockholders.

Elements of Compensation

We provide our executive officers with a base salary and certain bonuses to compensate them for services rendered during the year. Our policy of compensating our executives with a cash salary has served us well.

Board Practices

We have a Supervisory Board and a Management Board. The Supervisory Board has the primary responsibility for supervising the policies of the Management Board and the general course of corporate affairs and recommending the adoption of the annual financial statements of ICTS by its shareholders. The Management Board is responsible for the day-to-day operations of ICTS. Members of the Supervisory Board and the Management Board are appointed by the shareholders for a term of one year. Non-executive officers are appointed by and serve at the satisfaction of the Management Board.

The members of the Supervisory Board as of December 31, 2016 and the initial year they joined the Supervisory Board are as follows: Menachem Atzmon (1999), David W. Sass (2002), Philip M. Getter (2003), Gordon Hausmann (2005) and Gail F. Lieberman (2010).

The Audit Committee consists of Philip M. Getter, Chairman, Gail F. Lieberman and Gordon Hausmann, all of whom are independent. Mr. Getter and Ms. Lieberman have financial expertise. The audit committee evaluates ICTS's accounting policies and practices and financial reporting and internal control structures, selects independent auditors to audit the Company’s financial statements and confers with the auditors and the officers. The Audit Committee has an Operating Charter as well.

We do not have a Nominating Committee. The members of the Audit Committee and Compensation Committee are all independent and were never officers or employees of the Company.

The Supervisory Board of the Company has adopted a Code of Ethics for principal Executive Officers, Directors and senior financial officers.

The Articles of Association of ICTS require at least one member of both the Management Board and the Supervisory Board, but do not specify a maximum number of members for such boards. The general meeting of shareholders determines the exact number of members of both the Management Board and the Supervisory Board. Under the laws of the Netherlands and the Articles of Association, each member of the Supervisory Board and Management Board holds office until such member's resignation, death or removal, with or without cause, by the shareholders.

Employees

As of December 31, 2016, the Company has 6,603 employees, of which 4,458 employees are located in Europe, Far East and Israel and 2,145 are located in the United States.

Share Ownership

See tables under Item 7: "Major Shareholders" and "Related Party Transactions" below.

Options to Purchase Securities

In February 2005, the Company adopted the 2005 Equity Incentive Plan and reserved 1,500,000 shares of common stock for future issuance. The plan expired in 2015 (the "Plan").

As of December 31, 2016 there are 150,000 options outstanding under the plan. As the plan expired there are no more options available for grant under this plan.

On December 2008 shareholders adopted the 2008 Employee, Director and Commitment Stock Option Plan (the "Plan"). The Plan provides a means whereby employees, officers, directors, and certain consultants and independent contractors of the Company ("Qualified Grantees") may acquire the Common Shares of the Company pursuant to grants of (i) Incentive Stock Options ("ISO") and (ii) "non-qualified stock options". A summary of the significant provisions of the Plan is set forth below. The following description of the Plan is qualified in its entirety by reference to the Plan itself.

The purpose of the Plan is to further the long-term stability, continuing growth and financial success of the Company by attracting and retaining key employees, directors and selected advisors through the use of stock incentives, while stimulating the efforts of these individuals upon whose judgment and interest the Company is and will be largely dependent for the successful conduct of its business. The Company believes that the Plan will strengthen these individuals' desire to remain with the Company and will further the identification of their interests with those of the Company's shareholders.

The Plan provides that options to purchase up to 1,500,000 Common Shares of the Company may be issued to the employees and outside directors. All present and future employees shall be eligible to receive incentive awards under the Plan, and all present and future non-employee directors shall be eligible to receive non-statutory options under the Plan. An eligible employee or non-employee director shall be notified in writing, stating the number of shares for which options are granted, the option price per share, and conditions surrounding the grant and exercise of the options.

The exercise price of shares of Company Stock covered by an ISO shall not be less than 100% of the fair market value of such shares on the date of grant; provided that if an ISO is granted to an employee who, at the time of the grant, is a 10% shareholder, then the exercise price of the shares covered by the incentive stock option shall not be less than 110% of the fair market value of such shares on the date of the grant. The exercise price of shares covered by a non-qualified stock option shall be not less than 85% of the fair market value of such shares on the date of the grant. The Plan shall be administered by the Compensation Committee

As of December 31, 2016, there were no outstanding options under the plan. Options available for grant under the plan are 1,500,000. The plan expires in 2018.

In June 2016 one of the Company’s subsidiaries granted 228,000 options to certain employees of one of the Company’s subsidiaries. The fair value of the subsidiary’s stock as evaluated by a third party was zero as of the day of the grant. Options were granted at an exercise price of €0.01.

U.S. Federal Income Tax Consequences

The rules governing the U.S. federal tax treatment of stock options, restricted stock and shares acquired upon the exercise of stock options are quite technical. Therefore, the description of U.S. federal income tax consequences set forth below is necessarily general in nature and does not purport to be complete.

Moreover, the statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. In particular, the “American Jobs Creation Act of 2004” imposed rules concerning the taxation of various deferred compensation arrangements. It is not clear whether, and to what extent, these rules apply to awards under the Plan. Although the Comapny does not believe that awards under the Plan are affected by the rules, there can be no assurance to that effect until adequate guidance is forthcoming fromthe U.S. Treasury Department. Finally, the tax consequences under applicable state, local and foreign income tax laws may not be the same as under the U.S. federal income tax laws.

Incentive Stock Options

ISOs granted pursuant to the Plan are intended to qualify as incentive stock options within the meaning of Section 422A of the Internal Revenue Code. If the participant makes no disposition of the shares acquired pursuant to exercise of an ISO within one year after the transfer of shares to such participant and within two years from grant of the option, such participant will realize no taxable income as a result of the grant or exercise of such option, and any gain or loss that is subsequently realized may be treated as long-term capital gain or loss, as the case may be. Under these circumstances, neither the Company nor any subsidiary will be entitled to a deduction for federal income tax purposes with respect to either the issuance of the ISOs or the issuance of shares upon their exercise.

If shares acquired upon exercise of ISOs are disposed of prior to the expiration of the above time periods, the participant will recognize ordinary income in the year in which the disqualifying disposition occurs, the amount of which will generally be the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the option price, or (ii) the gain recognized on such disposition. Such amount will ordinarily be deductible for federal income tax purposes by the Company or subsidiary for which the participant performs services ("service recipient") in the same year, provided that the amount constitutes reasonable compensation for services that would result in a deduction for U.S. federal income tax purposes and that certain federal income tax withholding requirements are satisfied. In addition, the excess, if any, of the amount realized on a disqualifying disposition over the market value of the shares on the date of exercise will be treated as capital gain.

The foregoing discussion does not consider the impact of the alternative minimum tax, which may be particularly applicable to the year in which an ISO is exercised.

Non-qualified Stock Options

A participant who acquires shares by exercise of Non Qualified Stock Options generally realizes as taxable ordinary income, at the time of exercise, the difference between the exercise price and the fair market value of the shares on the date of exercise. Such amount will ordinarily be deductible by the service recipient for federal income tax purposes in the same year, provided that the amount constitutes reasonable compensation for services that would result in a deduction for U.S. federal income tax purposes and that certain federal income tax withholding requirements are satisfied. Subsequent appreciation or decline in the value of the shares on the sale or other disposition of the shares will generally be treated as capital gain or loss.

Restricted Stock

A participant granted shares of restricted stock under the Plan is not required to include the value of such shares in ordinary income until the first time such participant's rights in the shares are transferable or are not subject to substantial risk of forfeiture, whichever occurs earlier, unless such participant timely files an election under Section 83(b) of the Internal Revenue Code to be taxed on the receipt of the shares.

In either case, the amount of such income will be equal to the excess of the fair market value of the stock at the time the income is recognized over the amount (if any) paid for the stock.

The service recipient will ordinarily be entitled to a deduction, in the amount of the ordinary income recognized by the participant, for the service recipient's taxable year in which the participant recognizes such income, provided that the amount constitutes reasonable compensation for services that would result in a deduction for U.S. federal income tax purposes and that certain federal income tax withholding requirements are satisfied.

Item 7.          Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's Common Shares as of April 15, 2017 with respect to:

(1) Each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Shares.

(2) All directors and officers as a group.

	Percent of
	Amount Beneficially	Common Shares
Name Shareholders Holding Five Percent or More	Owned (a)	Outstanding (b)

MacPherson Trust ©	57.6%	12,085,528

Menachem J. Atzmon	14.3%	3,000,000

Igal Tavori	5.7%	1,202,483

All officers and directors as a group and the MacPherson Trust (9 persons).	85.1%	17,871,574

(a) As to each shareholder, the percentage is calculated using the amount beneficially owned by such shareholder divided by the number of total outstanding common shares and the shares issuable pursuant to the exercise of options exercisable within 60 days from the date of the grant, if any held by such shareholder. Common shares subject to options that are immediately exercisable or exercisable within 60 days of the date of the grant are deemed outstanding for computing the ownership percentage of the shareholder holding such options, but are not deemed outstanding for computing the ownership of any other shareholders.

(b) The amounts include common shares owned by each of the above, directly or indirectly.

(c) 1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust approximately 57.6% of the issued and outstanding Common Shares on behalf of the Trust. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation, Limited and the MacPherson Trust together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

2. As of April 15, 2017 the Company received loans from a related party in the total amount of $25.7 million and accrued interest of $10.5 million. The principle is convertible to the Company’s common stock at a rate of $1.50 per share and the accrued interest is convertible at a rate of $0.75 per share. The calculation above does not take into consideration the conversion of those loans.

Review, Approval or Ratification of Transactions with Related Persons

All ongoing and future transactions between the Company and any of our officers and directors and their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by the Audit Committee (whose members are independent directors) and by a majority of our disinterested independent directors (to the extent we have any) or the members of our Supervisory Board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested and independent directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. We will not enter into a business combination or invest alongside any of our directors, officers, any affiliate of ours or of any of our directors or officers or a portfolio company of any affiliate of our directors or officers.

Related Party Transactions

Entities related to two of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $58 thousand, $47 thousand and $58 thousand for the years ended December 31, 2016, 2015 and 2014, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $6 thousand and $28 thousand due for these services as of December 31, 2016 and 2015, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $227 thousand, $223 thousand and $161 thousand for such services for the years ended December 31, 2016, 2015 and 2014, respectively.

In May 2013, an entity related to the Company’s main shareholder provided a letter of credit of $1,000 thousand to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries.

In February 2014, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $52, $48 and $49 for such services for the years ended December 31, 2016, 2015 and 2014, respectively.

In May 2014, the Company engaged the services of a related party to provide certain administrative services. The Company incurred expenses of $0, $15 and $15 for such services in each of the years ended December 31, 2016, 2015 and 2014, respectively.

In November 2015, the Company engaged the services of a related party to provide internal audit services. The Company incurred expenses of $112 thousand and $13 thousand for such services for the years ended December 31, 2016 and 2015, respectively.

In December 2015, the Supervisory Board approved an annual compensation for the Chairman of the Supervisory Board, a related party, of $60 thousand. In addition, as the Chairman of the Supervisory Board was not compensated for the last eleven years, a one-time grant of $660 thousand was approved. In September 2016, the chairman of the Supervisory Board forgave $600 thousand of this grant.

In December 2015, the Company issued 2.9 million shares to certain directors and officers of the Company for a purchase price of $0.60 per share.

In November and December 2016, the Company issued 2.8 million shares to certain directors and officers of the Company for a purchase price ranging from  $0.40 - $0.45 per share.

Item 8.          Financial Information

The Consolidated Financial Statements and Financial Statement Schedule are included herein on pages F-1 through F-36.

Legal Proceedings

September 11, 2001 Terrorist Attacks

As a result of the September 11, 2001 terrorist attacks, numerous lawsuits charging the Company with wrongful death and/or property damage were commenced in the United States District Court, Southern District of New York (the “Court”), resulting from certain airport security services provided by the Company for United Flight 175 out of Logan Airport in Boston, Massachusetts.

All the wrongful death personal injury cases have been settled or dismissed at no cost to the Company because the payments were covered by the Company’s insurance.  The Court approved the settlements.

All but one of the property loss cases also has been settled at no cost to the Company, because the payments were covered by the Company’s insurance. One of the property loss cases remain pending against, among others, the Company. The Court granted defendants motion for summary judgments that the plaintiffs have appealed and oral arguments have been held. The plaintiffs in the case are seeking reimbursement for claimed damages relating to their lease of the towers. The defendants are hopeful that the remaining property loss cases will be dismissed.

In any event, the Company has already paid the limits of its liability insurance in settlement costs. The Company contends that a federal statute passed after the events of September 11, 2001 protects it from having to make any further monetary payments, regardless of whether it is found liable in any of the remaining cases.

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $711. At the present time, the Company is not able to determine the likelihood of an unfavorable outcome or estimate a range of potential loss related to these matters.

Minimum wage increase

In August 2015, the Company was informed about a court decision, which approved an increase to the minimum wage for the city of SeaTac, Washington (location of Seattle Airport). The increase to the minimum wage was originally approved by a vote in King County, Washington in 2013 (to be effective January 1, 2014). However, a court ruled that SeaTac employees were excluded from this increase because the airport was under the jurisdiction of the Port of Seattle and not the city of SeaTac. In August 2015, this decision was overturned by the State Supreme Court and accordingly, the Company is required to increase the minimum wage of its employees at the SeaTac Airport according to the court decision, effective January 1, 2014. The Company has estimated that it has a total liability of approximately $3,600 for back wages (inclusive of interest amounting to approximately $600) as of December 31, 2016 and has recorded an accrual for this liability.

As the increase in minimum wage was not paid yet to the employees, an employee of the Company filed a class action lawsuit against the Company, in the United States District Court, Western District of Washington. The employee alleges the Company failed to pay the proper SeaTac minimum wage.  Plaintiffs served written discovery to the individual defendants. Additional two lawsuits were filed against the Company in the Circuit Court for King County, State of Washington, on the same subject.

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Item 9.          The Offer and Listing

Our shares of common stock are currently traded on the OTC under the symbol ICTSF.

The reported high and low closing sales prices per shares during the last five years were as follows:

Year	High	Low
2012	$1.60	$0.04
2013	$1.39	$0.45
2014	$2.39	$0.75
2015	$0.85	$0.51
2016	$0.71	$0.40

The reported high and low closing sales prices per share during each quarter for the last 3 years were as follows:

2016	High	Low
First Quarter	$0.55	$0.47
Second Quarter	$0.50	$0.45
Third Quarter	$0.65	$0.40
Fourth Quarter	$0.71	$0.40

2015	High	Low
First Quarter	$0.85	$0.59
Second Quarter	$0.73	$0.55
Third Quarter	$0.79	$0.56
Fourth Quarter	$0.60	$0.51

2014	High	Low
First Quarter	$0.90	$0.75
Second Quarter	$2.39	$0.87
Third Quarter	$1.30	$0.96
Fourth Quarter	$1.20	$0.85

Item 10.       Additional Information

Articles of Association

Introduction

The material provisions of the Company's Articles of Association are summarized below. Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such exhibit. The Company was registered by the Department of Justice at Amstelveen, Netherlands on October 9, 1992. The objectives of the Company are generally to manage and finance businesses, extend loans and invest capital as described in greater detail in Article 2 of the Company's Articles of Association.

Shares

As a Netherlands "Naamloze Vennootschap" (N.V.), public limited liability company, we are subject to certain requirements not generally applicable to corporations organized under the laws of jurisdictions within the United States. Among other things, the authority to issue shares is vested in the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the shareholders or by the Articles of Association to another corporate body for a period not exceeding five years.

The issuance of the common shares is generally subject to shareholder pre-emptive rights, except to the extent that such pre-emptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or by the corporate body designated to do so by the general meeting of shareholders or the Articles of Association. Such a designation may only take place if such corporate body has also been designated to issue shares. The resolution by with the pre-emptive rights are excluded or limited needs to be filed with the Dutch Trade Registry, which is publically accessible, within 8 days of such resolution.

In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from December 27, 2012, the date of such authorization, and has authorized the Supervisory Board to exclude or limit shareholder pre-emptive rights with respect to any issuance of common shares prior to such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of directors of a surviving company may resolve to legally merge the company). Shareholders do not have pre-emptive rights with respect to shares which are issued against payment other than in cash or which are issued to employees of the Company or subsidiary. Should the Company issue so-called preferred shares, i.e. shares that exclude or only grant to a limited extent its shareholders a right to share in the profits above a certain percentage of the nominal value of their shares or a share in a liquidation surplus above the nominal value of their shares, then these shareholders do not have pre-emptive rights regarding the issuance of ordinary shares; ordinary shareholders do not have pre-emptive rights regarding the issuance of preferred shares.

 On December 27, 2012, at the general meeting of shareholders it was approved to increase the authorized share capital to €15 million or 33,333,334 shares. In addition, it was approved at the shareholders’ meeting that in the event that at least ninety percent of the authorized share capital is issued, the authorized capital of the Company can be increased to €67,5 million or 150,000,000 shares.

Our authorized share capital is currently divided into 33,333,334 common shares, par value 0.45 Euro per common share. Article 24, of the Articles of Association provide that in the event the Management Board files a declaration with the Dutch Chamber of Commerce that at least ninety percent of the authorized share capital is issued, Article 3 of the Articles of Association will provide as follows: “The authorized capital of the Company amounts to EUR 67,500,000 dividend into one hundred fifty million (150,000,000) shares, each share having a par value of EUR 0.45.”

The common shares may be in bearer or registered form. As of December 31, 2016, 21,000,000 shares were issued and outstanding.

Dividends

The Supervisory Board, may decide that all or part of the Company's profits should be retained and not be made available for distribution to shareholders. Those profits that are not retained shall be distributed to holders of common shares, provided that the distribution does not reduce shareholders' equity below the issued share capital increased by the amount of reserves required by Netherlands law.

Dividends on common shares may be paid out of annual profits shown in the Company’s annual accounts, which must be adopted by the general meeting. At its discretion, subject to statutory provisions, the Management Board may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the common shares before the annual accounts have been adopted by the Company's general meeting. Existing reserves that are distributable in accordance with Netherlands law may be made available for distribution upon proposal by the Management Board, subject to prior approval by the Supervisory Board. With respect to cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made payable.

Supervisory Board

Members of our Supervisory Board are appointed by the general meeting for a term of one year.

General Meeting of Shareholders

The Company’s general meeting of shareholders will be held at least once a year, not later than six months after the end of the fiscal year. Notices convening a general meeting will be mailed to holders of registered shares at least 15 days before the general meeting and will be published in national newspapers in the Netherlands and abroad in countries where the Company's bearer shares are admitted for official quotation.

In order to attend, address and vote at the general meeting of shareholders, the holders of the Company's registered shares must notify it in writing of their intention to attend the meeting and holders of the Company's bearer shares must direct the depository to their bearer shares, each as specified in the published notice. However, shareholders and other persons entitled to attend the general meetings of shareholders may be represented by proxies with written authority.

Other general meetings of shareholders may be held as often as deemed necessary by the Supervisory Board or the Management Board and must be held if one or more shareholders or other persons entitled to attend the general meeting of shareholders jointly representing at least 10% of the Company's issued share capital make a written request to the Supervisory Board or the Management Board that a meeting must be held and specifying in detail the business to be dealt with at such meeting. Resolutions are adopted at general meetings of shareholders by a majority of the votes cast, except where a different proportion of votes are required by the Articles of Association or Netherlands law, in a meeting in which holders of at least fifty percent (50%) of the outstanding common shares are represented. Each share carries one vote.

Amendment of Articles of Association and Winding Up

A resolution presented to the general meeting amending the Company's Articles of Association or winding up the Company may only be taken when a proposal thereto is stated in the notice of meeting and with respect to amending the Company’s Articles of Association, a copy of the proposal in which the modification is stated in full on file and available for inspection.

A resolution to dissolve the Company must be approved by at least a two-third majority of the votes cast, in a meeting in which holders of at least fifty percent (50%) of the outstanding common shares are represented.

Adoption of Annual Accounts

The Company’s annual Netherlands statutory accounts, together with a certificate of its auditors, will be submitted to the general meeting of shareholders for adoption.

Contrary to what is provided in the Company’s Articles of Association, approval of the annual accounts by the shareholders does not discharge the Management Board and the Supervisory Board from liability for the performance of their respective duties for the past financial year. In order to discharge the Supervisory Board and Management Board and their members from liability a separate resolution thereto needs to be adopted by the general meeting of shareholders (which resolution can be adopted in the same meeting in which the annual accounts will be adopted). Under Netherlands law, this discharge is not absolute and will not be effective with respect to matters which are not disclosed to the shareholders.

Liquidation Rights

In the event of the Company's dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be divided proportionately among the holders of the common shares.

Issues of new shares and pre-emptive rights

The authority to issue shares is vested in the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the shareholders to another corporate body for a period not exceeding five years.

The issuance of the common shares is generally subject to shareholder pre-emptive rights, except to the extent that such pre-emptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or by the corporate body designated to do so by the general meeting of shareholders. Such a designation may only take place if such corporate body has also been designated to issue shares. In this regard, the general meeting of shareholders has authorized our Supervisory Board to issue any authorized and unissued shares at any time up to five years from December 17, 2012, the date of such authorization, and has authorized the Supervisory Board to exclude or limit shareholder pre-emptive rights with respect to any issuance of common shares prior to such date.

This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the Supervisory Board of directors of a surviving company may resolve to legally merge the company).

Repurchase and Cancellation of Shares

We may repurchase our common shares, subject to compliance with the requirements of certain laws of the Netherlands (and provided the aggregate nominal value of the Company's common shares acquired by it at any one time amounts to no more than one-tenth of its issued share capital). Common shares owned by the Company may not be voted or counted for quorum purposes. Any such purchases are subject to the authorization of the general meeting of shareholders. Such authorization is not effective for more than 18 months. The Company may resell shares it purchases. Upon a proposal of the Supervisory Board, the Company's general meeting shall have the power to decide to cancel shares acquired by the Company or to reduce the nominal value of the common shares.

Any such proposal is subject to general requirements of Netherlands law with respect to reduction of share capital.

Only shares which the Company holds or for which it holds the depository receipts may be cancelled.

Material contracts

For material contracts See "Item 8 - Financial Information".

Exchange controls

There are no governmental laws, decrees or regulations in The Netherlands, the Company's jurisdiction of organization, that restrict the Company's export or import of capital in any material respect, including, but not limited to, foreign exchange controls.

There are no limitations imposed by Netherlands law or the Company's charter documents on the right of non-resident or foreign owners to hold or vote Common Shares.

Taxation

The following discussion summarizes the material anticipated U.S. federal income tax consequences of the acquisition, ownership and disposition of shares by a U.S. Holder (as defined below). This summary deals only with shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors some of which (such as tax-exempt entities, banks, broker-dealers, investors who hold shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules.

The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding shares, nor does it purport to furnish information in the same detail or with the attention to an investor's specific tax circumstances that would be provided by an investor's own tax adviser. Accordingly, U.S. holders of shares are advised to consult their own tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local, or other laws to which they may be subject.

As used herein, the term "U.S. Holder" means a beneficial owner of shares that is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, of (iv) an estate, the income of which is subject to United States federal income taxation regardless of its source.

The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed Treasury Department regulations, changes to any of which after the date of this Annual Report on Form 20-F could apply on a retroactive basis and affect the tax consequences described herein.

Taxation of Dividends

For U.S. federal income tax purposes, the gross amount of distributions, if any, (including any withholding tax thereon) made by the Company out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be included in the gross income of a direct U.S. Holder as foreign source dividend income on the date of receipt but will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

Subject to the discussion below regarding passive foreign investment companies, the Company should be considered to be a “qualified foreign corporation” so that such dividends should be eligible to be taxed as net capital gains (at a maximum U.S. federal rate of 20 percent).

Distributions in excess of the earnings and profits of the Company will be treated, for U.S. federal income tax purposes, first as a nontaxable return of capital to the extent of the U.S. Holder's basis in the shares (thereby increasing the amount of any gain and decreasing the amount of any loss realized on the subsequent disposition of such shares) and then as a gain from the sale or exchange of the shares. The amount of any dividend paid in Euro will be equal to the U.S. dollar value of the Euro on the date of receipt regardless of whether the U.S. Holder converts the payment into U.S. dollars.

The declaration of dividends will be at the discretion of the Company’s Supervisory Board of directors and will depend upon the Company’s earnings, capital requirements, financial position, general economic conditions, and other pertinent factors. The Company cannot assure Holders that dividends will be paid in the future.

Foreign Tax Credits

U.S. Holders will generally be entitled to claim a credit against their United States federal income tax liability for the amount of Netherlands dividend withholding tax imposed on dividends paid to U.S. Holders.

See Netherlands Dividend Withholding Tax. U.S. Holders who are entitled to the benefits of a reduced rate of Netherlands dividend withholding tax under the tax treaty between the United States and the Netherlands will be allowed a credit for only the amount of withholding tax provided for under the U.S. Tax Treaty (i.e. 15%).

However, the full amount of the dividend, including any withheld amounts, will be subject to current United States federal income taxation whether or not such Holder obtained a refund of the excess amount withheld. In the event the Company pays a dividend to a U.S. Holder out of the earnings of a non-Dutch subsidiary, however, it is possible that under certain circumstances such U.S. Holder would not be entitled to claim a credit for a portion of any Dutch taxes withheld by the Company from such dividend. The portion of Dutch withholding tax that may not be creditable in this instance equals a maximum of 3% of the gross amount of such dividend (or 20% of the Dutch taxes withheld in the case of a U.S. Holder entitled to claim a 15% withholding rate under the U.S. Tax Treaty). This limitation could potentially apply only under circumstances where the Company pays dividends on the shares.

Depending on the particular circumstances of the U.S. Holder, dividends accrued from shares will generally be classified, for foreign tax credit purposes, as passive income. A U.S. Holder who finds it more advantageous because of such limitations, to claim the Netherlands dividend withholding tax as a deduction instead of a credit may do so, but only for a year for which such Holder does not claim a credit for any foreign taxes. If the U.S. Holder is a U.S. partnership, trust, or estate, any tax credit is available only to the extent that the income derived by such partnership, trust, or estate is subject to U.S. tax on the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

Taxation on Sale or Disposition of Shares

Subject to the discussion below regarding passive foreign investment companies, U.S. Holders will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's adjusted tax basis in the shares. In general, a U.S. Holder's adjusted tax basis in the shares will be equal to the amount paid by the U.S. Holder for such shares reduced by any distribution in excess of the earnings and profits of the Company.

For shares held for one year or less, any such gain or loss will generally be treated as short-term gain or loss. Short-term capital gains are taxed at the same rate as ordinary income.

If the shares have been held for more than a year, any such gain or loss will generally be treated as long-term capital gain or loss. U.S. Holders are advised to consult a competent tax adviser regarding applicable capital gains tax provisions and sourcing of capital gains and losses for foreign tax credit purposes.

Gift and Estate Tax

An individual U.S. Holder may be subject to U.S. gift and estate taxes on shares in the same manner and to the same extent as on other types of personal property.

Backup Withholding and Information Reporting

Payments in respect of the shares may be subject to information reporting to the IRS and to a 31% U.S. backup withholding tax. Backup withholding generally will not apply, however, to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and a non-US Holder will provide such certification on a version of Form W-8 (Certificate of Foreign Status).

Passive Foreign Investment Company

Management has determined that the Company has not been a passive foreign investment company (“PFIC”) for United States federal income tax purposes for prior taxable years and believes that the Company will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change. The Company would be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held shares, either (i) at least 75% of the Company’s gross income for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are assets that produce or are held for the production of passive income. Under a “look-through” rule, a corporation takes into account a pro rata share of the income and the assets of any corporation in which it owns, directly or indirectly, 25% or more of the stock by value.

Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. The 50% asset test would apply to the Company based on fair market values.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds shares, the U.S. Holder will be subject to special tax rules with respect to:

Any “excess distribution” that the U.S. Holder receives on shares, and

Any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the shares unless the U.S. Holder makes a “qualified electing fund” or “mark-to-market” election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the shares will be treated as an excess distribution. Under these special tax rules:

The excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares,

The amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and

The amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if the U.S. Holder holds the shares as capital assets.

If the Company were to become a PFIC, a U.S. Holder may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of the Company’s income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the Company, as a PFIC, agrees to furnish the shareholder annually with certain tax information. Management has not decided whether, under such circumstances, the Company would prepare or provide such information.

Alternatively, if the Company were to become a PFIC, a U.S. Holder might, depending on the volume of trading of our stock, make a mark-to-market election to elect out of the excess distribution rules discussed above.

If a U.S. Holder made a mark-to-market election for the shares, the U.S. Holder would include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other dispositions of the shares are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. A U.S. Holder’s basis in the shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Exchange Act, or any exchange or market that the IRS has determined has rules sufficient to carry out the purposes of the income tax rules. There can be no assurance that the Company will continue to satisfy the requirements of the mark-to-market election.

Taxes in the Netherlands

The following is a general non-exhaustive discussion of the tax laws in the Netherlands as they relate to the operations of the Company.

Corporate Income Taxes

We are incorporated under the laws of the Netherlands and are therefore subject to the tax laws of the Netherlands. In 2016 the standard corporate income tax rate was 20% on profits up to €0.2 million ($0.2 million as of December 31, 2016) and 25% on the excess. In 2017 the standard corporate income tax rate will be the same as in 2016.

ICTS International and a number of our Dutch resident subsidiary companies form a fiscal unity for Dutch corporate income tax purposes. As a result, Dutch corporate income tax is levied from these entities on a consolidated basis at the level of ICTS.

For Dutch corporate income tax purposes business affiliates should calculate their profits on an “at arm’s length” basis. In case transactions between such affiliates are made or imposed on conditions (transfer prices) which differ from those conditions which would have been made or imposed between independent entities in the free market, the profits of those entities are determined as if the latter conditions had been agreed.

Participation Exemption

Under the Dutch participation exemption regime that is applicable as from 1 January 2010, roughly summarized, when determining whether or not the participation exemption is applicable, it should first be considered with what objective the parent company holds its participation in the subsidiary company.

If the parent company holds its participation in the subsidiary company as a portfolio investment, the participation exemption is not applicable, unless it is a “qualifying portfolio investment”. This is a subjective test and should be determined on a case by case basis taking into account all of the relevant facts and circumstances.

The parent company would be considered to hold the participation in the subsidiary company as a portfolio investment, if holding this participation is merely aimed at receiving a return therefrom that could be expected for normal asset management. The parent company would generally not be considered to hold the participation in the subsidiary company as a portfolio investment, if the business carried on by the subsidiary company is in line with the business carried on by the parent company. This should normally also apply to a holding company, which, based on its activities on a managerial, policy-making or financial level, performs a material function for the benefit of the group of companies that it forms part of, or to an intermediate holding company in case this company plays a linking role between the business activities of its parent company and the business activities of its subsidiary companies.

The subsidiary company would be deemed to be held as a portfolio investment by the parent company if (i) generally the subsidiary company’s assets consist on a consolidated basis for more than 50% of interests of less than 5% in other entities, or (ii) the subsidiary company’s activities consist for more than 50% of group financing activities. Group finance includes loans, credit instruments and also leasing of equipment, intangibles and other assets.

If the parent company would (be deemed to) hold the participation in the subsidiary company as a portfolio investment, the participation exemption would still be applicable if the investment is a “qualifying portfolio investment”. That would be the case if the “subject-to-tax” test or the “asset test” is met. We will not elaborate on these tests.

In case the participation exemption is applicable, income in the hands of ICTS arising from dividends paid by subsidiaries or capital gains from the disposal of its shares in such subsidiaries is exempt from corporate income tax in The Netherlands. Apart from special provisions in relation to certain liquidation losses, capital losses incurred in relation to qualifying participations are not deductible for Dutch corporate income tax purposes.

As of 2016, the participation exemption will no longer be applicable to (interest) income that is tax-deductible in country of the debtor, whereas the corresponding income is exempt under the scope of the paricipation exemption. This will be the case e.g. if the country of the debtor qualifies the distribution as an interst expense, whereas the Netherlands qualifies the income as a dividend.

In case the participation exemption is not applicable, income derived from a subsidiary company will be taxed in the hands of ICTS against ordinary corporate income tax rates, while a (partial) credit may be allowed for underlying taxes. In certain cases, a yearly revaluation of the participation to its fair market value is required.

Costs related to the acquisition of qualifying participations are generally added to the cost price of the participation and are as such not deductible.

Costs related to the disposal of participations falling within the scope of the participation exemption are also not deductible. Other expenses relating to participations (e.g. the cost of financing) are in principle deductible.

Interest deduction limitations

As per January 1, 2013, the thin capitalization rules have been abandoned. Instead, as per the same date the “participation debt interest limitation” was introduced in the Netherlands.

The participation debt interest limitation applies to interest and costs of loans that are (deemed to be) related to the financing of subsidiaries (“participation debt”). The interest limitation only affects the tax deductibility of the so called “excessive participation interest”, whereby excessive relates to the fiscal value of participations exceeding the taxpayer’s equity for tax purposes. Financing of subsidiaries includes the acquisition of subsidiaries and capital injections in subsidiaries.

Investments in subsidiaries that relate to the operational expansion of the activities of the group are excluded from the participation debt interest limitation. The participation debt interest limitation only applies to groups that qualify for the participation exemption.

The first €0.8 million ($0.8 million as of December 31, 2016) of “excessive participation interest” is exempt from the interest deduction limitation and is therefore deductible (unless other interest limitation rules apply). “Excessive participation interest” that exceeds the €0.8 million threshold is not tax deductible; it makes no difference if this interest is paid to related entities or to third parties.

According to the definition of the interest limitation, interest costs include: foreign exchange results, the costs of hedging currency risks and the costs of hedging interest risks. The interest costs also include, besides the cost of loans, the costs of financial lease contracts and hire-purchase contracts.

An investment can never be considered to be an expansion of the operational activities in case the financing is artificially constructed in order to obtain a tax advantage, if the interest can be deducted twice in the group (double dip) or when a hybrid loan is used (e.g. a profit participating loan).

In case of ICTS, there is no excessive debt at this stage, since its equity exceeds the cost price of the participations. Insofar this is the situation, participation debt interest limitation rules in principle do not apply.

Besides the participation debt interest limitation, Dutch tax law includes various other sets of anti-abuse provisions in relation to deduction of interest. Further, interest deduction may be disallowed based on case law.

Loss compensation

As of 2007 the term for carry-back of operating losses is reduced to one year. Further, the term for carry-forward of losses is restricted to nine years, subject to certain anti-abuse provisions. Not yet compensated losses will disappear after these terms have lapsed.

Limitations on loss compensation may also apply in the case of so-called "holding losses", being losses incurred in a book year during which the activities of ICTS (jointly with the subsidiary companies that form part of the fiscal unity for Dutch corporate income tax purposes) for the entire or almost entire year, entirely or almost entirely consist of the holding of participations or the financing of related companies. This will be deemed not to be the case if at least 25 employees are engaged in other activities on a full-time basis.

Innovation box

In the innovation box regime, which has entered into force as per 2010, income from self-developed intangible assets will be taxed against an effective tax rate of 5%. The innovation box is not only applicable to intangible assets for which a patent was granted, but also to intangible assets which are eligible for an R&D certificate (S&O verklaring). Further, application of the innovation box regime is subject to the condition that the income generated with an intangible asset, can for 30% or more, be attributed to the intangible. Brands, images and similar assets are excluded from the innovation box regime.

Application of the innovation box regime is optional on a product by product basis. ICTS may also decide to deduct R&D costs against other regularly taxed income when determining its taxable income. At a later stage and subject to certain conditions aiming at avoiding that costs are deducted against regular corporate income tax rates whereas income is taxed under the innovation box regime against an effective rate of 5%, ICTS may in this case still decide to apply the innovation box regime.

Depreciation limitations; depreciation at will

As of January 1, 2007 restrictions apply on the depreciation amount for goodwill and other business assets. The maximum yearly depreciation charge for goodwill is 10% of the cost price. The maximum yearly depreciation charge for other business assets is 20% of the cost price of said assets. It should still be possible to value assets at lower going-concern value. Further, restrictions have been introduced on the depreciation of real estate property. Depreciation of investment property is no longer allowed in case the book value of the property falls below the official fair market value of the property for tax purposes. The depreciation of real estate property used as part of a trade or business is allowed as long as the book value of the real estate property does not fall below 50% of the official fair market value of the property for tax purposes.

Dutch Tax Consequences of Holding Shares by a non-Dutch resident shareholder

The following is a general, non-exhaustive summary of Dutch tax consequences to a holder of Common Shares who is not, or is not deemed to be, a resident of the Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder") and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change, possibly on a retroactive basis.

The summary does not address taxes imposed by the Netherlands other than dividend withholding tax, personal income tax, corporate income tax and gift and inheritance tax. The discussion does not address the tax consequences under tax laws of any other jurisdiction than the Netherlands.

Dividend Withholding Tax in the Netherlands

We currently do not anticipate distributing any dividends in the foreseeable future. To the extent that dividends are distributed by ICTS, such dividends ordinarily would be subject, under the tax laws of the Netherlands, to a withholding tax at a rate of 15%. Dividends include distributions in cash or in kind, deemed dividends and redemption and liquidation proceeds in excess of, for Dutch tax purposes, recognized paid-in capital.

In case there are profits or in case profits can be anticipated, the repayment of ICTS' share premium is also subject to dividend withholding tax. Further, stock dividends are subject to Dutch dividend withholding tax, unless distributed out of the paid-in share premium of ICTS as recognized for tax purposes in the Netherlands.

A non-resident Shareholder could be eligible for a reduction or a refund of Dutch dividend withholding tax under a tax convention which is in effect between the country of residence of the shareholder and the Netherlands, or under provisions similar to the EU Parent/Subsidiary Directive. The Netherlands has concluded such conventions with, among others, the United States, most European Union member states, Canada, Switzerland and Japan. Under most of these conventions, dividend withholding tax in the Netherlands is effectively set at a rate of 15% (primarily applicable to individual shareholder) and may be further reduced to lower rates in the case of a corporate shareholder with a certain percentage of shareholding interest, depending on the applicable tax treaty. Based on Dutch domestic law, a 0% withholding tax rate applies to certain (corporate) shareholders.

Under the tax convention currently in force between the United States and the Netherlands (the "Treaty"), dividends paid by us to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof holding less than 10% of the voting power in ICTS (each, a "U.S. Treaty Shareholder"), are subject to Dutch dividend withholding tax of 15%, unless such U.S. Treaty Shareholder has a permanent establishment or permanent representative in the Netherlands to which or to whom the Common Shares are attributable. Subject to certain conditions, the dividend withholding tax rate may be reduced to 5% or 0% in case a qualifying U.S. resident corporate shareholder would hold at least 10% respectively at least 80% of the voting power in ICTS.

Generally, there is no dividend withholding tax applicable in the Netherlands on the sale or disposition of Common Shares to persons other than ICTS or its subsidiaries or affiliates. In case of sale or disposition of Common Shares to ICTS or any of its subsidiaries, dividend withholding tax in the Netherlands may apply.

In addition, in an effort to prevent the practice of dividend stripping, strict beneficial ownership rules are incorporated in the Dutch dividend withholding tax act, which may have an impact on the levy of dividend withholding taks.

Non-resident shareholders; Income Tax and Corporate Income Tax in the Netherlands

Based on Dutch domestic tax law, a non-resident Shareholder is subject to Dutch personal income tax or Dutch corporate income tax with respect to dividends distributed by us on the Common Shares or with respect to capital gains derived from the sale or disposal of Common Shares in case:

(a) the non-resident Shareholder carries on a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable; or

(b) the non-resident Shareholder has a direct or indirect substantial interest or deemed substantial interest in the share capital of ICTS as defined in the tax code of the Netherlands, which interest does not form part of the assets of an enterprise of that non-resident Shareholder and the interest is held with the main purpose, or one of the main purposes, to prevent the levy of personal income tax or dividend withholding tax at the level of another (legal) person; or

(c) the non-resident Shareholder is entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than through ownership of securities or, in the case of an individual shareholder, through employment, to which enterprise the Common Shares are attributable.

Generally, there is a substantial interest in the share capital of ICTS if the Shareholder, alone or together with his or her partner (spouse, registered partner or other individuals as defined in Dutch tax law), owns, directly or indirectly, (i) 5% or more of the issued capital of any class of shares in ICTS, (ii) options to acquire 5% or more of the issued capital of any class of shares or (iii) profit-sharing rights to 5% or more of the annual profits or liquidation distributions of ICTS. If an individual, alone or together with his partner, does not have a substantial interest based on these tests, he or she may nevertheless be deemed to have a substantial interest in case certain relatives hold a substantial interest in ICTS. In case of a substantial interest held by a corporate shareholder, a receivable the non-resident Shareholder has from ICTS may also belong to such substantial interest. Non-resident Shareholders owning a substantial interest in ICTS may be subject to income tax upon the occurrence of certain events, for example when they cease to own a substantial interest.

The Netherlands' right to levy tax with respect to dividends distributed by ICTS to a non-resident Shareholder or capital gains derived from the sale or disposal of shares in ICTS by a non-resident Shareholder may be limited under a tax convention which may be in effect between the country of residence of the shareholder and the Netherlands.

In case Dutch income tax is due with respect to dividends distributed by ICTS, Dutch dividend withholding tax levied with respect to such dividends can generally be credited against the income tax due as a pre-tax.

Netherlands Gift and Inheritance Tax

A gift or inheritance of Common Shares received from a non-resident Shareholder will be subject to Dutch gift or inheritance tax in case:

(a) the non-resident Shareholder has been a resident of the Netherlands at any time during the ten years preceding the time of the gift or death and is a national of the Netherlands at the time of the gift or death; or

(b) for purposes of the tax on gifts, the non-resident Shareholder has been a resident of the Netherlands at any time during the twelve months preceding the time of the gift.

Please note that this summary of Dutch gift and inheritance tax is not exhaustive.

Documents on display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission ("SEC").

These materials may be inspected at the Company's office in Schiphol-Oost, The Netherlands. Documents filed with the SEC may also be read and copied at the SEC's public reference room at 100 F Street N.E. Room 1580 Washington, DC 20549 USA.

For further information please call the SEC at 1-800-SEC-0330. All the SEC filings made electronically by ICTS are available to the public  on the  SEC web site at http://www.sec.gov (commission file number 0-28542). Those reports are also available free of charge at www.icts-int.com.

Subsidiary Information

Not applicable

Item 11.       Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk - applies to our operations outside the USA. In 2016, approximately 19% of the Companies revenues were derived in the United States, and approximately 81% was derived in Europe and the Far East.  The Company is subject to market risks associated with foreign currency exchange rate fluctuations.

We do not utilize derivative instruments to manage the exposure to such market risk.  As such, significant foreign currency exchange rate fluctuations can have a material impact of the Company’s financial position, results of operations, and cash flows.

Interest Rate Risk - We are subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk. We believe that moderate interest rate increases will not have a material impact on the Company’s consolidated financial  position, result of operations and cash flows. An increase of 1% in the interest rate would have increased the Company's interest expense for bank loans, convertible notes payable to a related party and other parties, by approximately $0.6 million in the year ended December 31, 2016.

Item 12.       Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.       Controls and Procedures

Management's report on internal control over financial reporting

(a) Our management, including our Managing Director and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(d) and 15d-15(d) of the Exchange Act) as of the end of the period covered by this annual report (the “Evaluation Date”).

Based on such evaluation, the Managing Director and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective.

(b)  Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Managing Director and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

(c) On the evaluation conducted by our Managing Director and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2016 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Experts

The members of the Audit Committee consist of Philip M. Getter, Gordon Hausmann and Gail F. Lieberman. All members are independent, with no relationship with management. Mr. Getter and Ms. Lieberman have financial expertise. Mr. Getter is the Chairman of the Audit Committee.

Item 16B.    Code of Ethics

The Company has adopted a Code of Ethics for principal's executive officers and senior financial officers.

Item 16C.    Fees Paid to Our Independent Registered Public Accounting Firm

The following table sets forth the aggregate fees billed by our independent registered public accounting firms, Mayer Hoffman McCann CPAs ("MHM"), for services rendered to us during the years ended December 31, 2016 and 2015.

The audit committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has concluded that such services are compatible. All fees were reviewed and pre-approved by the audit committee (U.S. Dollars in thousands).

	2016	2015
Audit fees	$250	$205
Audit related fees	-	-
Tax fees	-	-
Total Fees	$250	$205

Item 16D.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16E.     Change in Accountants Disclosure

Not applicable.

Item 16F.     Corporate Governance.

There are no significant differences between the corporate governance practices in the Netherlands and the U.S. The Company has adopted the U.S. practices.

PART III

Item 17.       Financial Statements

See Item 18.

Item 18.       Financial Statements

The Consolidated Financial Statements and Financial Statement Schedule of the Company as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, including the report of our independent registered public accounting firm thereon are set forth on pages F-1 to F-36.

Item 19.       Exhibits

1.	Articles of Association of the Company.*

2.	Articles of Amendment of the Articles of Association filed as Exhibit to Form 6K dated April 22, 2009.

3.	Articles of Amendment of the Articles of Association filed as exhibit to Form 20-F for the year ended December 31, 2012.

4.	Specimen of the Company's Common Stock.*

5.	Code of Ethics for Principal Executive Officers and Senior Financial Officers.

Certification by the Registrant's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Certification by the Registrant's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to the Company's 1999 annual report filed with the Commission on Form 20-F.

**	Incorporated by reference to the Company's 2003 annual report filed with the Commission on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

By:	/s/ Ran Langer
Name:	Ran Langer
Title:	Managing Director

Date: May 8, 2017

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

2016 ANNUAL REPORT

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Directors and Shareholders of
ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of ICTS International N.V. and Subsidiaries (the "Company") as of December 31, 2016 and 2015 and the related consolidated statements of operations and comprehensive income (loss), shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule presented on page F34 for each of the three years in the period ended December 31, 2016. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and on the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICTS International N.V. and Subsidiaries as of December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

/s/ Mayer Hoffman McCann CPAs
(The New York Practice of Mayer Hoffman McCann P.C.)
New York, New York
May 8, 2017

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)

	December 31,
ASSETS	2016	2015
CURRENT ASSETS:
Cash and cash equivalents	$3,892	$7,912
Restricted cash	3,787	4,388
Accounts receivable, net	34,128	25,715
Prepaid expenses and other current assets	2,101	1,987
Total current assets	43,908	40,002

Deferred tax assets, net	337	92
Property and equipment, net	1,784	1,493
Goodwill	712	314
Other assets	415	448
Total assets	$47,156	$42,349

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable-banks	$8,352	$11,412
Accounts payable	3,211	3,079
Accrued expenses and other current liabilities	26,502	25,065
Income tax payable	1,130	89
Value added tax (VAT) payable	6,170	5,362
Total current liabilities	45,365	45,007

Convertible notes payable to a related party, including
accrued interest	34,511	39,403
Other liabilities	757	147
Total liabilities	80,633	84,557

COMMITMENTS AND CONTINGENCIES (NOTE 14)
SHAREHOLDERS' DEFICIT:
Common stock, €0.45 par value;
33,333,334 shares authorized as of December 31, 2016 and 2015;
21,000,000 and 10,961,698 shares issued and outstanding as of
December 31, 2016 and 2015, respectively	10,655	5,928
Additional paid-in capital	23,128	21,267
Accumulated deficit	(59,554)	(61,896)
Accumulated other comprehensive loss	(7,859)	(7,507)
Non controlling interest in subsidiaries	153	-
Total shareholders' deficit	(33,477)	(42,208)
Total liabilities and shareholders' deficit	$47,156	$42,349

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(US $ in thousands, except share data)

	For the Years Ended December 31,
	2016	2015	2014

Revenue	$255,576	$187,022	$172,929
Cost of revenue	222,927	167,844	152,224
GROSS PROFIT	32,649	19,178	20,705
Operating expenses:
Research and development	2,660	2,565	2,207
Selling, general and administrative	22,142	20,406	17,316
Total operating expenses	24,802	22,971	19,523
OPERATING INCOME (LOSS)	7,847	(3,793)	1,182
Other income (expense), net	(4,501)	(760)	448
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	3,346	(4,553)	1,630
Income tax expense	(1,004)	(149)	(90)
INCOME (LOSS) FROM CONTINUING OPERATIONS	2,342	(4,702)	1,540
Loss from discontinued operations,	0	0	(109)
NET INCOME (LOSS)	$2,342	$(4,702)	$1,431

INCOME (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$0.20	$(0.58)	$0.19
Discontinued operations	-	-	(0.01)
Net income (loss)	$0.20	$(0.58)	$0.18

Weighted average number of shares outstanding	11,518,929	8,085,599	8,054,390

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$2,342	$(4,702)	$1,431
Translation adjustment	(352)	(186)	(168)
Comprehensive income (loss)	$1,990	$(4,888)	$1,263

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(US $ in thousands, except share data)

					Accumulated
			Additional		Other	Non	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Controlling	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interest	Deficit
BALANCE AT DECEMBER 31, 2013	8,041,698	$4,495	$20,927	$(58,625)	$(7,153)	$-	$(40,356)
Exercise of stock options	20,000	12	8	-	-	-	20
Stock based compensation	-	-	14	-	-	-	14
Net income	-	-	-	1,431	-	-	1,431
Translation adjustment	-	-	-	-	(168)	-	(168)

BALANCE AT DECEMBER 31, 2014	8,061,698	4,507	20,949	(57,194)	(7,321)	-	(39,059)
Issuance of common stock	2,900,000	1,421	318	-	-	-	1,739
Net loss	-	-	-	(4,702)	-	-	(4,702)
Translation adjustment	-	-	-	-	(186)	-	(186)

BALANCE AT DECEMBER 31, 2015	10,961,698	5,928	21,267	(61,896)	(7,507)	-	(42,208)
Issuance of common stock	10,038,302	4,727	1,861	-	-	-	6,588
Non controlling interest in subsidiaries	-	-	-	-	-	153	153
Net income	-	-	-	2,342	-	-	2,342
Translation adjustment	-	-	-	-	(352)	-	(352)
							-
BALANCE AT DECEMBER 31, 2016	21,000,000	$10,655	$23,128	$(59,554)	$(7,859)	$153	$(33,477)

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US $ in thousands, except share data)

	Year Ended December 31,
	2016	2015	2014

CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$2,342	$(4,702)	$1,431
Loss from discontinued operations	-	-	(109)

Income (loss) from continuing operations	2,342	(4,702)	1,540
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	893	713	761
Accrued interest on convertible notes payable to a related party	4,801	2,601	2,321
Gain on the sale of property and equipment	-	-	(10)
Bad debt expense (income)	34	(43)	30
Deferred income taxes	(248)	26	(30)
Stock-based compensation	-	-	14
Stock issued for services	-	-	20
Changes in assets and liabilities, net of acquisition:
Accounts receivable	(8,755)	(6,279)	(6,926)
Prepaid expenses and other current assets	(71)	(1,020)	(72)
Other assets	93	(15)	16
Accounts payable	155	463	659
Accrued expenses and other current liabilities	2,006	9,102	5,354
Income tax payable	1,043	40	(3)
Value added tax (VAT) payable	926	491	1,242
Liability to United States Department of Labor	-	-	(259)
Other liabilities	293	66	(406)
Net cash provided by (used in) discontinued operations	-	27	(124)

Net cash provided by operating activities	3,512	1,470	4,127

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,236)	(1,037)	(645)
Purchase of subsidiary in Cyprus	(164)	-	-
Proceeds from sale of property and equipment	-	-	9
Change in restricted cash	470	(91)	1,859

Net cash provided by (used in) investing activities	$(930)	$(1,128)	$1,223

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US $ in thousands, except share data)

	Year Ended December 31,
	2016	2015	2014

CASH FLOW FROM FINANCING ACTIVITIES:
Borrowings (repayments) under lines of credit, net	$(2,874)	$1,877	$(2,194)
Net proceeds (repayments) from convertible notes payable to a related party	(3,282)	1,364	3,354
Proceeds from stock issuance	1,159	1,739	-
Increase (decrease) in cash overdraft	(181)	264	800

Net cash provided by (used in) financing activities	(5,178)	5,244	1,960

EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE
RATES ON CASH AND CASH EQUIVALENTS	(1,424)	(3,647)	(4,471)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,020)	1,939	2,839

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,912	5,973	3,134

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,892	$7,912	$5,973

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES
Conversion of accrued interest to related party to shares of common stock	$5,429	$-	$-

Purchase of Cyprus Subsidiary included in accrued expenses and other liabilities	$421	$-	$-

Acquisition of subsidiary funded by non controlling interest	$153	$-	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES
Cash paid during the year for:
Interest	$678	$543	$748

Income taxes	$164	$305	$100

See accompanying notes to the consolidated financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 1 – ORGANIZATION

Description of Business

ICTS International N.V. was registered at the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as “ICTS” or the "Company") operate in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in Europe and the United States. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, predominantly in Europe and the United States of America.

Liquidity and Financial Condition

In August 2014, FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or ASU 2014-15. ASU 2014-15 explicitly requires a company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard became effective in the first annual period ending after December 15, 2016. Management has evaluated the potential impact of the adoption of this standard and believes the following disclosure is appropriate relating to the Company’s financial position, results of operations or cash flows.

As of December 31, 2016 and 2015, the Company has a working capital deficit of $1,457 and $5,005, respectively and shareholders’ deficit of $33,477 and $42,208 respectively. During the years ended December 31, 2016, 2015 and 2014, the Company incurred income (loss) from continuing operations of $2,342, ($4,702) and $1,540, respectively, and positive cash flows from operations of $3,512, $1,470 and $4,127, respectively. The Company’s business plan projects income from operations and compliance with all financial covenants. Management believes that this plan is achievable and that they will continue to generate positive cash flows from operations. Management also believes that it will receive continued support from their lenders and majority shareholder in financing operations. There can be no assurance that management will be successful in achieving its business plan.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The significant accounting policies are as follows:

Functional Currency

The accompanying consolidated financial statements are presented in United States dollars. The Company has determined that the functional currency of its foreign subsidiaries is the local currency, which is predominantly the Euro. For financial reporting purposes, the assets and liabilities of such subsidiaries are translated into United States dollars using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into United States dollars using average exchange rates in effect during the reporting period. Resulting translation adjustments are presented as a separate category in shareholders' deficit called accumulated other comprehensive loss.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates and assumptions included in these consolidated financial statements consist of the: (a) calculation of the allowance for doubtful accounts, (b) determination of the fair value of stock options, (c) recognition of contingent liabilities, and (d) valuation of deferred income taxes.

Principles of Consolidation

The consolidated financial statements include the accounts of ICTS International N.V. and its wholly owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2016 consists of: (a) $233 held in a bank account that serves as cash collateral for outstanding letters of credit, which is to be released from restriction on various dates from September 2017 to December 2017 and (b) $3,554 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Restricted cash as of December 31, 2015 consists of: (a) $274 held in a bank account that serves as cash collateral for outstanding letters of credit, which is to be released from restriction on various dates from October 2016 to December 2016 and (b) $4,114 held in several bank accounts in the Netherlands, which is restricted for payments to local tax authorities.

Accounts Receivable

Accounts receivable represent amounts due to the Company for services rendered and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical collection experience, factors related to a specific customer and current economic trends. The Company writes off accounts receivable against the allowance for doubtful accounts when the balance is determined to be uncollectible. As of December 31, 2016 and 2015, the allowance for doubtful accounts is $84 and $50, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

The Company follows Topic 820, “Fair Value Measurement”, of FASB ASC. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use.

In determining the fair value, the Company assesses the inputs used to measure fair value using a three-tier hierarchy, as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Companies have the ability to access at the measurement date.

Level 2 -	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of December 31, 2016 the Company owns 14.2 percent ownership interest in an entity which was originally valued at approximately $162 using Level 1 inputs; however, the Company has determined that value of the investment is impaired (see Note 5).

The Company accounts for investments in the equity securities of companies which represent an ownership interest of 20% to 50% and the ability to exercise significant influence, provided that ability does not represent control, using the equity method. The equity method requires the Company to recognize its share of the net income (loss) of its investees in the consolidated statement of operations until the carrying value of the investment is zero.

Property and Equipment

Equipment and furniture, internal-use software, and vehicles are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in determining depreciation are as follows:

Years
Equipment and furniture	3-7
Internal- use software	7
Vehicles	3-7

Leasehold improvements are amortized using the straight-line method over the shorter of the term of the lease or the estimated useful lives of the assets.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Capitalized Internal-Use Software Costs

The Company capitalizes the cost of internal-use software that has a useful life in excess of one year in property and equipment. These costs consist of payments made to third party consultants for the installation and integration of software and related travel costs. Software maintenance and training costs, including related travel costs, are expensed in the period in which they are incurred.

Goodwill

Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets of an acquired business. Goodwill is assessed for impairment by reporting unit on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment begins with an analysis of qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is determined that goodwill should be reviewed for impairment, then a discounted cash flow analysis is performed to determine whether the goodwill is recoverable. If the carrying value of the goodwill is not recoverable based upon the discounted cash flow analysis, then an impairment charge is recorded for the difference between the carrying value and the fair value of the goodwill. During the years ended December 31, 2016, 2015 and 2014, the Company has not recorded any impairment charges on its goodwill.

Long-Lived Assets

The Company reviews long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses recoverability by determining whether the net book value of the related asset will be recovered through the projected undiscounted future cash flows of the asset. If the Company determines that the carrying value of the asset may not be recoverable, it measures any impairment based on the fair value of the asset as compared to its carrying value. During the years ended December 31, 2016, 2015, and 2014, the Company did not record any impairment charges on its long-lived assets.

Convertible Debt Instruments

The Company evaluates convertible debt instruments to determine whether the embedded conversion option needs to be bifurcated from the debt instrument and accounted for as a freestanding derivative instrument or considered a beneficial conversion option. An embedded conversion option is considered to be a freestanding derivative when: (a) the economic characteristics and risks of the embedded conversion option are not clearly and closely related to the economic characteristics and risks of the host instrument, (b) the hybrid instrument that embodies both the embedded conversion option and the host instrument is not re-measured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded conversion option would be considered a derivative instrument subject to certain requirements (except when the host instrument is deemed to be conventional). When it is determined that an embedded conversion option should not be bifurcated from its host instrument, the embedded conversion option is evaluated to determine whether it contains any intrinsic value which needs to be discounted from the carrying value of the convertible debt instrument.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Convertible Debt Instruments (continued)

The intrinsic value of an embedded conversion option is considered to be the difference between the fair value of the underlying security on the commitment date of the debt instrument and the effective conversion price embedded in the debt instrument.

Contingent Liabilities

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the normal course of its business activities.  Liabilities for such contingencies are recognized when: (a) information available prior to the issuance of the consolidated financial statements indicates that it is probable that a liability had been incurred at the date of the consolidated financial statements and (b) the amount of loss can reasonably be estimated.

Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

The Company's comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014 consists of the Company’s net income (loss) and foreign currency translation adjustments.

Accumulated other comprehensive loss consist of the Company’s foreign exchange currency adjustments.

Stock-Based Compensation

Stock-based compensation to employees, including stock options, are measured at the fair value of the award on the date of grant based on the estimated number of awards that are ultimately expected to vest. The compensation expense resulting from stock-based compensation to management and administrative employees is recorded over the vesting period of the award in selling, general and administrative expense on the accompanying consolidated statements of operations and comprehensive income (loss). Compensation expense resulting from stock-based compensation to operational employees is recorded over the vesting period of the award in cost of revenue.

Stock-based compensation issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the stock-based compensation, whichever is more readily determinable.

Non controlling interest

The Company’s non controlling interest represent the minority shareholder’s ownership interest related to the Company’s subsidiaries. The Company reports its non controlling interest in subsidiaries as a separate component of equity in the consolidated balance sheets and reports net income (loss) attributable to the non controlling interest in the consolidated statement of operations.

Revenue Recognition

Revenue is recognized as services are rendered based on the terms contained in the Company’s contractual arrangements with customers, provided that services have been rendered, the fee is fixed or determinable, and collection of the related receivable is reasonably assured.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of Revenue

Cost of revenue represents primarily payroll and related costs associated with employees who provide services under the terms of the Company's contractual arrangements, insurance and depreciation and amortization.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of payroll and related costs.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs during the years ended December 31, 2016, 2015 and 2014 are $247, $202 and $130, respectively.

Value Added Tax

Certain of the Company’s operations are subject to Value Added Tax (“VAT”) applied on the services sold in those respective countries. The Company is required to remit the VAT collected to the tax authorities, but may deduct the VAT paid on certain eligible purchases.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized in the period that includes the enactment date.

A valuation allowance is established when realization of net deferred tax assets is not considered more likely than not.

Uncertain income tax positions are determined based upon the likelihood of the positions being sustained upon examination by taxing authorities. The benefit of a tax position is recognized in the consolidated financial statements in the period during which management believes it is more likely than not that the position will not be sustained. Income tax positions taken are not offset or aggregated with other positions. Income tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of income tax benefit that is more than 50 percent likely of being realized if challenged by the applicable taxing authority. The portion of the benefits associated with income tax positions taken that exceeds the amount measured is reflected as income taxes payable.

The Company recognizes interest related to uncertain tax positions in interest expense. The Company recognizes penalties related to uncertain tax positions in selling, general and administrative expenses.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income (Loss) Per Share

Basic income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted income (loss) per share is determined in the same manner as basic income (loss) per share, except that the number of shares is increased to include potentially dilutive securities using the treasury stock method.

The following table summarizes the number of shares of common stock attributable to potentially dilutive securities outstanding for each of the periods which were excluded from the calculation of diluted income (loss) per share:

	Year Ended December 31,
	2016	2015	2014

Stock Options	150,000	150,000	150,000
Shares Issuable upon Conversion of
Convertible Notes Payable to a Related Party	29,162,598	33,171,710	25,669,039
Total	29,312,598	33,321,710	25,819,039

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets,  accounts payable, accrued expenses and other current liabilities, income taxes payable, value added tax (VAT) payable and notes payable - banks approximate their carrying values due to the short-term nature of the instruments. The carrying values of the convertible notes payable to a related party and other liabilities are not readily determinable because: (a) these instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (b) there were no readily determinable similar instruments on which to base an estimate of fair value.

Concentration of Credit Risk

Financial instruments which are subject to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company maintains cash and cash equivalents and restricted cash in accounts with financial institutions in the United States, Europe, Japan and Israel. As of December 31, 2016, accounts at financial institutions located in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. As of December 31, 2016, cash and cash equivalents and restricted cash of $871 is being held in the United States. Bank accounts located in Europe, Japan and Israel, totaling $6,808 as of December 31, 2016, are uninsured.

The Company renders services to a limited number of airlines and airports through service contracts and provides credit without collateral. Some of these airlines and airports may have difficulties in meeting their financial obligations, which can have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. To mitigate this risk, the Company regularly reviews the creditworthiness of its customers through its credit evaluation process.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk (continued)

Revenue from two customers represented 75% of total revenue during the year ended December 31, 2016, of which one customer accounted for 42% and the other customer accounts for 33% of total revenue. Accounts receivable from these two customers represented 70% of total accounts receivable as of December 31, 2016.

Revenue from two customers represented 70% of total revenue during the year ended December 31, 2015, of which one customer accounted for 37% and the other customer accounts for 33% of total revenue. Accounts receivable from these two customers represented 64% of total accounts receivable as of December 31, 2015.

Revenue from two customers represented 67% of total revenue during the year ended December 31, 2014, of which one customer accounted for 38% and the other customer accounted for 29% of total revenue. Accounts receivable from these two customers represented 65% of total accounts receivable as of December 31, 2014.

Both customers mentioned above, have been principle customers in the last three years.

Risks and Uncertainties

The Company is currently engaged in direct operations in numerous countries and is therefore subject to risks associated with international operations (including economic and/or political instability and trade restrictions). Such risks can cause the Company to have significant difficulties in connection with the sale or provision of its services in international markets and have a material impact on the Company's consolidated financial position, results of operations and cash flows.

The Company is subject to changes in interest rates based on Federal Reserve actions and general market conditions. The Company does not utilize derivative instruments to manage its exposure to interest rate risk.

Furthermore, as a result of its international operations, the Company is subject to market risks associated with foreign currency exchange rate fluctuations. The Company does not utilize derivative instruments to manage its exposure to such market risk. As such, significant foreign currency exchange rate fluctuations can have a material impact on the Company's consolidated financial position, results of operations and cash flows.

Reclassification

Certain amounts have been reclassified in prior years statements of cash flows between operating activities and financing activities to conform with current year presentation.

Recently Issued Accounting Pronouncements

Accounting Standards Update 2015-03

In April 2015 the Financial Accounting Standard Board (FASB) has issued Accounting Standards Update (ASU) No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2015-03 (continued)

For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.

The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle.

These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (i.e., debt issuance cost asset and the debt liability).

This update did not have a material impact on the Company’s financial statements.

Accounting Standards Update 2015-14

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and the guidance defines a five-step process to achieve this core principle. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 by one year. The ASU, as amended, is effective for the Company's 2018 fiscal year and may be applied either (i) retrospectively to each prior reporting period presented with an election for certain specified practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application, with additional disclosure requirements.

This update did not have a material impact on the Company’s financial statements.

Accounting Standards Update 2015-15

The FASB has issued Accounting Standards Update (ASU) No. 2015-15, Interest - Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements - Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting. This ASU adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015, Emerging Issues Task Force meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements.

In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires the presentation of debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 does not address presentation or subsequent measurement of debt issuance costs related to line-of-credit arrangements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2015-15 (continued)

Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.

This update did not have a material impact on the Company’s financial statements.

Accounting Standards Update 2015-16

The FASB has issued Accounting Standards Update (ASU) No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments.

U.S. GAAP currently requires that during the measurement period, the acquirer retrospectively adjust the provisional amounts recognized at the acquisition date with a corresponding adjustment to goodwill.

Those adjustments are required when new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts initially recognized or would have resulted in the recognition of additional assets or liabilities.

The acquirer also must revise comparative information for prior periods presented in financial statements as needed, including revising depreciation, amortization, or other income effects as a result of changes made to provisional amounts.

The amendments require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

The amendments require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted for financial statements that have not been issued.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2015-16 (continued)

The only disclosures required at transition should be the nature of and reason for the change in accounting principle. An entity should disclose that information in the first annual period of adoption and in the interim periods within the first annual period if there is a measurement-period adjustment during the first annual period in which the changes are effective.

The update is not expected to have material impact on the Company’s financial statement.

Accounting Standards Updates 2015-17

The FASB has issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which changes how deferred taxes are classified on organizations’ balance sheets.

The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent.

The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company adopted the amendment already in its financials as of December 31, 2015.

Accounting Standards Update 2016-02

The FASB has issued its new lease accounting guidance in Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842).

Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date:

•	A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and

•	A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2016-02 (continued)

Public companies should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public companies upon issuance.

Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach.

The Company is currently evaluating the impact on the Company’s financial statement.

Accounting Standards Update 2016-16

The FASB has issued Topic 740, Intra-Entity of Assets Other than Inventory. The amendment, prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. In addition, interpretations of this guidance have developed in practice for transfers of certain intangible and tangible assets. This prohibition on recognition is an exception to the principle of comprehensive recognition of current and deferred income taxes in GAAP. To more faithfully represent the economics of intra-entity asset transfers, the amendments in this update require that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in this Update do not change GAAP for the pre-tax effects of an intra-entity asset transfer under Topic 810, Consolidation, or for an intra-entity transfer of inventory. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016.

The Company is currently evaluating the impact on the financial statements.

Accounting Standards Update 2016-18

The FASB has issued Accounting Standards Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows.

The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents.

The amendments are effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The amendments should be applied using a retrospective transition method to each period presented.

The Company is currently evaluating the impact on the financial statements.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update 2017-04

The FASB has issued Accounting Standards Update (ASU) No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.

To simplify the subsequent measurement of goodwill, the amendments eliminate Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable.

The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

The amendments should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition.

A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019.

Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

The Company is currently evaluating the impact on the financial statements.

NOTE 3 – BUSINESS COMBINATION

On December 7, 2016, the Company acquired 51% of the outstanding shares of Easyserve Ltd (“New Subsidiary”) in Cyprus together with third party, which holds the additional 49% of the New Subsidiary. Consideration of the acquisition for the 100% shares included €300 ($317 as of December 31, 2016) in cash upon the signing of the purchase contract.

The Company with its New Subsidiary participated in a tender for services in Cyprus. Upon winning the tender, the Company will pay additional €100 ($106 as of December 31, 2016). In addition, the purchase price will include a maximum of €300 ($317 as of December 31, 2016) out of the net profits of the New Subsidiary, which relate to the business of the New Subsidiary as it is presently carried out and which does not relate to the business resulting from the award of the tender or any other new business.

In the event that the New Subsidiary is not successful with the tender, then the seller will repay to the Company the payments made by the Company, in return the Company will transfer the shares back to the seller. As of the day of this report, the results of the tender are not known.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 3 – BUSINESS COMBINATION (CONTINUED)

The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed at their fair values. The Company has not finalized the allocation of the purchase price and, accordingly the excess of the purchase price over the net assets acquired of €377 ($398 as of December 31, 2016) was recorded all as goodwill. The results of operations from the date of acquisition to December 31, 2016 are not significant.

The following is the allocation of the purchase price as of December 31, 2016:

	Euro	Dollar
Cash	300	317
Due at obtaining contract tender*	100	106
Earn out liability**	300	317
Total consideration given	700	740

Recognized amounts of identifiable assets acquired and liabilities assumed:

Accounts receivable	269	284
Prepaid expenses	53	56
Property and equipment	25	26
Other assets	84	89
Goodwill	377	398
Total identifiable assets acquired	808	853

Accounts payable and accrued expenses	57	60
Other current liabilities	51	53
Total liabilities assumed	108	113

	700	740

*Amounts are reflected in accrued expenses and other liabilities on the balance sheet at December 31, 2016.
**Amounts are reflected in other liabilities on the balance sheet at December 31, 2016.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 4 – DISCONTINUED OPERATIONS

During the year end December 31, 2013, the Company ceased the operations of its subsidiaries in the United Kingdom (I-SEC UK) and Denmark (I-SEC Denmark). In addition, the Company committed to a plan to cease operations of its subsidiary in Belgium (I-SEC Belgium). All of the subsidiaries provided aviation security services in the respective countries.

During the year ended December 31, 2014, the Company committed to a plan to cease the operations of its subsidiary in Switzerland (I-SEC Switzerland), which provided aviation security services.

As of December 31, 2016 and 2015, the Company had no assets or liabilities from discontinued operations.

A summary of the Company's statement of operations from the above discontinued operations for the year ended December 31, 2016, 2015 and 2014 are as follows:

	Year Ended December 31,
	2016	2015	2014

Revenue	$-	$97	$1,152
Cost of revenue	-	94	1,132
GROSS PROFIT	-	3	20
Selling, general and administrative expenses	-	6	114
OPERATING LOSS	-	(3)	(94)
Other income (expense), net	-	3	(15)
Loss from discontinued operations	$-	$-	$(109)

NOTE 5 – INVESTMENT

Artemis Therapeutics, Inc. (formerly New York Global Innovations, Inc.)

As of December 31, 2016, the Company owns 198,311 shares or 14.2% of the outstanding common stock of Artemis Therapeutics, Inc (“ATMS”) (formerly New York Global Innovations – “NYGI”).

In August 2016, NYGI merged with ATMS. In November 2016, ATMS decreased the issued and outstanding common shares – a one for fifty reverse stock split, such that each fifty shares of common stock held by stockholders be combined into one share of common stock.

As of December 31, 2015 and 2014, the Company owned 9,915,555 shares or 23% of the outstanding common stock of NYGI (formerly Inksure Technologies, Inc. – “Inksure”). Following the merger of NYGI with ATMS the ownership percentage of the Company in ATMS was reduced to 14.2%.

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of December 31, 2016 and 2015, the Company’s share of the underlying net assets of ATMS exceeds the Company’s carrying value of its investment in ATMS ($0 at December 31, 2016 and 2015) by $130 and $150, respectively. The market value of the Company's investment in NYGI as of December 31, 2016 and 2015 is $162  and $99 respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 5 – INVESTMENT (CONTINUED)

Artemis Therapeutics, Inc. (formerly New York Global Innovations, Inc.) (continued)

The Company evaluated the increase in the stock price in 2016 of ATMS but as the amount of shares that are being traded is low, and as ATMS still does not have any revenue, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero as of December 31, 2016.

Balance sheet data for ATMS is summarized below:

	December 31,
	2016	2015

Current assets	$972	$706
Total assets	$972	$706

Current liabilities	$58	$50
Non-current liabilities	-	5
Stockholders' equity	914	651
Total liability and stockholders' equity	$972	$706

Statement of operations data for ATMS is summarized below:

	Year Ended December 31,
	2016	2015	2014

Revenue	$-	$-	$244
Gross profit	$-	$-	$204
Gain on sale of assets	$-	$-	$754
Net income (loss)	$(264)	$(139)	$342

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	December 31,
	2016	2015

Equipment and facilities	$5,207	$4,360
Internal-use software	531	531
Vehicles	1,127	1,031
Leasehold improvements	257	262
	7,122	6,184
Less: accumulated depreciation and amortization	5,338	4,691
Total property and equipment, net	$1,784	$1,493

Depreciation and amortization expense is $893, $713 and $761 for the years ended December 31, 2016, 2015 and 2014, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 7 – NOTES PAYABLE – BANKS

United States

The Company was a party to a credit facility with a commercial lender, which provided it with up to $10,500 in borrowings subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 80% of eligible accounts receivable, as defined, plus (ii) 70% of eligible unbilled receivables, as defined, plus (iii) 100% of the Company’s $3,500 in cash collateral plus (iv) 95% of a $1,000 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder (see note 13). Borrowings under the credit facility were secured by the Company’s accounts receivable, unbilled receivables, equipment, cash, a $3,500 certificate of deposit, and the $1,000 letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

In June 2014, the Company amended the credit facility to decrease the maximum borrowing capacity to $6,500 and amend existing financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio. The borrowing base limitation was also amended and is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of a $1,000 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder. In addition, as part of the amendment, the Company’s $3,500 cash collateral was released and used to reduce outstanding borrowings under the credit facility.

In March 2015, the Company amended it’s credit facility with its lender. The amendment revised existing financial covenants, including the maintenance of a specified fix charge coverage ratio and maintenance of minimum monthly EBITDA requirements. As of December 31, 2015 the Company was in violation of its financial covenants. As of March 2016, the lender waived the violation.

On July 2016, the Company amended the credit facility to increase the maximum borrowing capacity to $8,500. The amendment also revised the existing fixed charge coverage ratio financial covenant. The credit facility expires on June 24, 2018. As of December 31, 2016, the company was in compliance with all required debt covenants.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.375%) plus 4.25% per annum (5.625% as of December 31, 2016).

The Company’s weighted average interest rate in the United States during the years ended December 31, 2016, 2015 and 2014 is 5.76%, 5.88% and 6.02% respectively.

The company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

As of December 31, 2016 and 2015, the Company had approximately $6,301 and $5,569 respectively, outstanding under line of credit arrangements. As of December 31, 2016 and 2015, the Company had $833, and $572, respectively, in unused borrowing capacity under the line of credit facility.

Europe

In June 2014, the Company extended a line of credit arrangement with a commercial bank to provide it with up to €1,508 ($1,592 as of December 31, 2016) in borrowings. Borrowings under the line of credit arrangement bear interest at 1.2% per annum, which is payable quarterly. The line of credit is secured by a guarantee provided by an entity related to the Company’s main shareholder. In December 2015 the borrowing capacity was reduced to €350 ($369 as of December 31, 2016).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 7 – NOTES PAYABLE – BANKS (CONTINUED)

Europe (continued)

As of December 31, 2015 the Company had €350 ($384 as of December 31, 2015) in outstanding borrowings under the line of credit arrangement. There were no outstanding borrowings as of December 31, 2016. The line of credit expired in January 2017.

In April 2015, the Company entered into a line of credit arrangement with a commercial bank, replacing all previous lines of credit, to provide it with up to €5,500 ($5,996 as of December 31, 2015) in borrowings until further notice. Borrowings under the line of credit bear interest at EURIBOR plus 3.75% (3.75% as of December 31, 2015) per annum. The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of December 31, 2015 the Company had €5,007($5,459 as of December 31, 2015) in outstanding borrowings under the line of credit arrangement.

In January 2016, the Company entered into a new line of credit arrangement with the same commercial bank, replacing the previous line of credit, to provide it with up to €10,000 ($10,555 as of December 31, 2016) in borrowings until further notice. Borrowings under the line of credit bear interest at one month EURIBOR plus 3.75% with a minimum of 3.5% per annum (3.5% as of December 31, 2016). The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly. The line of credit is secured by accounts receivable of five of the Company’s European subsidiaries and tangible fixed assets of three of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. As of December 31, 2016 the Company had €1,943 ($2,051 as of December 31, 2016) in outstanding borrowings under the line of credit arrangement. In December 2016, the Company and the same commercial bank agreed under the same terms and conditions to raise the existing line of credit to €12,000 ($12,666 as of December 31, 2016).

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,639 as of December 31, 2016) is provided to the Company by the same commercial bank. As of December 31, 2016 the Company had €2,289 ($2,415 as of December 31, 2016) of outstanding guarantees under the guarantee facility.

The Company evaluated the terms of the amendments and concluded that they do not constitute a substantive modification.

The Company’s weighted average interest rate in Europe during the years ended December 31, 2016, 2015 and 2014 is 3.5%, 3.2% and 3.5%, respectively.

NOTE 8 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,
	2016	2015

Accrued payroll and related costs	$14,328	$12,363
Accrued vacation	3,415	4,522
Accrual for minimum wage increase	3,581	3,284
Cash overdraft	1,109	1,300
Labor union contribution	1,564	920
Other	2,505	2,676
Total accrued expenses and other current liabilities	$26,502	$25,065

The cash overdraft balance above represents outstanding checks as of December 31, 2016 and 2015.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 9 – CONVERTIBLE NOTES PAYABLE TO A RELATED PARTY

In May 2014, the Company entered into an arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37,000 in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In October 2015, the Supervisory Board of Directors approved to reduce the convertible price of the unpaid interest from $1.50 per share to $0.75 per share. In addition, the loan period was extended until January 1, 2018. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In September 2016, the Supervisory Board of Directors approved an increase in the interest rate of the loan from the entity related to the main shareholder, by one percent, retroactively for the whole period of the loan. The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a freestanding derivative instrument or contained any intrinsic value, which would be considered beneficial. The interest recognized in 2016 regarding increase of the previous years interest rate totaled $1,159.

In December 2016, the entity related to the main shareholder converted $5,429 accrued interest into 7,238,302 shares at a price of $0.75 per share.

The Company’s weighted average interest during the years ended December 31, 2016, 2015 and 2014 is 7.05%, 5.99% and 6.06%, respectively.

At December 31, 2016 and 2015, convertible notes payable to a related party consist of $25,078 and $29,048, respectively, in principal and $9,433 and $10,355, respectively, in accrued interest. Interest expense related to these notes is $4,171, $2,601 and $2,321 for the years ended December 31, 2016, 2015 and 2014, respectively .

NOTE 10 – STOCK-BASED COMPENSATION

In February 2005, the Company adopted the 2005 Equity Incentive Plan and reserved 1,500,000 shares of common stock for future issuance. The plan expired in 2015.

In December 2008, the Company adopted the 2008 Employees and Directors Commitment Stock Option Plan and reserved 1,500,000 shares of common stock for future issuance. The plan expires in 2018.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 10 – STOCK-BASED COMPENSATION (CONTINUED)

Under the Company's stock option plans, stock options may be granted to employees, officers, directors and consultants of the Company at an exercise price equivalent to at least the fair market value of the Company's common stock on the date of grant with expiration terms of not more than ten years. Options granted under the plans generally vest over a period of three years.

Options were granted to certain directors, under the Employees and Directors Commitment Stock Option Plan. The fair value of the stock at the grant date was $1.05. The Company used the Binominal lattice pricing model to estimate the fair value of the options granted. The Company believes this model provides the best estimate of fair value due to its ability to incorporate inputs that change over time. There were no stock options granted, exercised or forfeited / expired during the years ended December 31, 2016 and 2015.

As of December 31, 2016, the Company has 1,500,000 options available for future grants.

A summary of the Company's stock option activity is as follows:

Weighted
Average
		Weighted	Remaining
		Average	Contractual
		Exercise	Term	Intrinsic
	Number	Price	(in years)	Value

Outstanding as of January 1, 2016	150,000	$1.05	1.33	$-
Granted	-	-		-
Exercised	-	-		-
Forfeited / Expired	-	-		-
Outstanding as of December 31, 2016	150,000	$1.05	0.33	$-

In June 2016 one of the Company’s subsidiaries granted 228,000 options to certain employees of the Company. The fair value of the stock as evaluated by a third party was zero as of the day of the grant. Options were granted at an exercise price of €0.01.

As of December 31, 2016 and 2015, the Company does not have unrecognized compensation cost related to stock options granted under the stock option plans.

During the years ended December 31, 2016, 2015 and 2014 the Company recognized compensation expense related to the issuance of stock options under the stock option plans of $0, $0 and $14, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 11 – OTHER INCOME (EXPENSE)

Other expense is summarized as follows:

	2016	2015	2014

Interest expense to related party (see Note 9)	$(4,171)	$(2,601)	$(2,321)
Interest expense and other bank charges	(1,430)	(1,374)	(1,064)
Interest income	116	169	104
Foreign currency gain	1,005	3,066	3,749
Other expense	(21)	(20)	(20)
Total other income (expense),net	$(4,501)	$(760)	$448

NOTE 12 – INCOME TAXES

The components of income (loss) before income tax benefit (expense) are as follows:

	Year Ended December 31,
	2016	2015	2014

The Netherlands	$(631)	$(2,048)	$3,574
Subsidiaries outside of the Netherlands	3,977	(2,505)	(1,944)
Income (loss) before income tax expense	$3,346	$(4,553)	$1,630

The current income tax expense from subsidiaries outside of the Netherlands is $759, $110 and $107 for the years ended December 31, 2016, 2015 and 2014, respectively. There was no current income tax expense for the Netherlands for the years ended December 31, 2016, 2015 and 2014, respectively.

The deferred income tax benefit (expense) from subsidiaries outside of the Netherlands is $(245), $(39) and $17 for the years ended December 31, 2016, 2015 and 2014, respectively. There was no deferred income tax benefit (expense) for the Netherlands for the years ended December 31, 2016, 2015 and 2014.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 12 – INCOME TAXES (CONTINUED)

The components of deferred tax assets and liabilities are as follows:
	December 31,
	2016	2015

Deferred tax assets:
Operating loss carryforwards	$18,907	$19,890
Capital loss carryforwards	145	143
Allowance for doubtful accounts	20	21
Tax credit carryforwards	558	568
Accrued expenses	2,032	1,669
Total deferred tax assets	21,662	22,291

Deferred tax liabilities:
Depreciation of property and equipment	(56)	(56)
Total deferred tax liabilities	21,606	22,235

Valuation allowance	(21,269)	(22,143)
Deferred tax assets, net	$337	$92

The ultimate realization of the net deferred tax assets in each jurisdiction the Company does business in is dependent upon the generation of future taxable income in that jurisdiction during the periods in which net operating loss carry forwards are available and items that gave rise to the net deferred tax assets become deductible. At present, the Company does not have a sufficient history of generating taxable income in the various jurisdictions it does business in to conclude that it is more likely than not that the Company will be able to realize its net deferred tax assets in the near future and, therefore, a valuation allowance was established for the carrying value of the net deferred tax assets, with the exception of two locations, which are currently generating taxable income. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion of the valuation allowance in other jurisdictions.

As of December 31, 2016, the Company has net operating loss carry forwards of $24,719 in the Netherlands, which will expire in 2017 through 2025. As of December 31, 2016, the Company has net operating loss carry forwards of $29,746 in the United States, which will expire in 2025 through 2034 and $4,507 in Israel, which do not expire. The ultimate utilization of such net operating loss carry forwards is limited in certain situations.

As of December 31, 2016, the Company has capital loss carry forwards of $580 in Israel. Such capital loss carry forwards do not expire and can be offset against future capital gains generated in Israel.

As of December 31, 2016, the Company has $558 in tax credits for the welfare to work and work opportunity programs in the United States that expire in 2024 through 2029.

During the year ended December 31, 2016 and 2015 the valuation allowance decreased (increased) by $874 and   $(2,868), respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 12 – INCOME TAXES (CONTINUED)

The Company's effective income tax rate differs from The Netherlands' statutory rate of 25% as follows:

	Year Ended December 31,
	2016	2015	2014

Effective loss (income) tax benefit from continuing operations at statutory rate	$(837)	$1,138	$(408)
Rate differential	(493)	334	104
Non-deductible expenses	(89)	(162)	(46)
Adjustments to prior year tax losses	-	1,097	(1,053)
Changes in valuation allowance	457	(2,868)	1,569
Other	(42)	312	(256)
Income tax expense from continuing operations	$(1,004)	$(149)	$(90)

As of December 31, 2016 and 2015 there are no unrecognized tax benefits. As of December 31, 2016 and 2015, the Company has $1,130 and $89, respectively, included in income tax payable.

The Company files income tax returns in the Netherlands and other foreign jurisdictions. Income tax returns for the tax years 2013 to 2015 are subject to examination in the Netherlands. Income tax returns for the tax years 2012 to 2015 are subject to examination in foreign jurisdictions.

NOTE 13 - RELATED PARTY TRANSACTIONS

Entities related to two of the Company's Supervisory Board members provide legal services to the Company. Legal expense related to these services is $58, $47 and $58 for the years ended December 31, 2016, 2015 and 2014, respectively. Included in accounts payable on the accompanying consolidated balance sheets is $6 and $28 due for these services as of December 31, 2016 and 2015, respectively.

In January 2009, the Company engaged the services of a related party to provide certain selling and management services to its technology segment. The Company incurred expenses of $227, $223 and $161 for such services for the years ended December 31, 2016, 2015 and 2014, respectively.

In May 2013, an entity related to the Company’s main shareholder provided a letter of credit of $1,000 to a commercial bank to guarantee a borrowing arrangement on behalf of one of the Company’s subsidiaries (see Note 7).

In February 2014, the Company engaged the services of a related party to provide certain selling services to its technology segment. The Company incurred expenses of $52, $48 and $49 for such services for the years ended December 31, 2016, 2015 and 2014, respectively.

In May 2014, the Company engaged the services of a related party to provide certain administrative services. The Company incurred expenses of $0, $15 and $15 for such services in each of the years ended December 31, 2016, 2015 and 2014, respectively.

In November 2015, the Company engaged the services of a related party to provide internal audit services. The Company incurred expenses of $112 and $13 for such services for the years ended December 31, 2016 and 2015, respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 13 - RELATED PARTY TRANSACTIONS (CONTINUED)

In December 2015, the Supervisory Board approved an annual compensation for the Chairman of the Supervisory Board, a related party, of $60. In addition, as the Chairman of the Supervisory Board was not compensated for the last eleven years, a one-time grant of $660 was approved. In September 2016, the chairman of the Supervisory Board forgave $600 of this grant.

In December 2015, the Company issued 2.9 million shares to certain directors and officers of the Company for a purchase price of $0.60 per share.

In November and December 2016, the Company issued 2.8 million shares to certain directors and officers of the Company for a purchase price ranging from  $0.40 - $0.45 per share.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain premises under various operating leases.

Future minimum lease payments under such operating leases are as follows:

Year ending
December 31,

2017	1,929
2018	740
2019	582
2020	334
2021	13
$3,598

Rent expense for the years ended December 31, 2016, 2015 and 2014 is $3,900, $3,409, and $3,257, respectively.

Letters of Credit and Guarantees

As of December 31, 2016 and 2015, the Company has approximately $233 in outstanding letters of credit. Such letters of credit are being secured by the same amounts in restricted cash with a commercial bank (see Note 2).

As of December 31, 2016 and 2015 the Company has €2,289 and €266 ($2,415 and $290 as of December 31, 2016 and 2015 respectively) in outstanding guarantees on its lines of credit arrangement in Europe (see Note 7).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 14 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Proceedings

September 11, 2001 Terrorist Attacks

As a result of the September 11, 2001 terrorist attacks, numerous lawsuits charging the Company with wrongful death and/or property damage were commenced in the United States District Court, Southern District of New York (the “Court”), resulting from certain airport security services provided by the Company for United Flight 175 out of Logan Airport in Boston, Massachusetts.

All the wrongful death personal injury cases have been settled or dismissed at no cost to the Company because the payments were covered by the Company’s insurance.  The Court approved the settlements.

All but one of the property loss cases also has been settled at no cost to the Company, because the payments were covered by the Company’s insurance. One of the property loss cases remain pending against, among others, the Company. The Court granted defendants motion for summary judgments that the plaintiffs have appealed and oral arguments have been held. The plaintiffs in the case are seeking reimbursement for claimed damages relating to their lease of the towers. The defendants are hopeful that the remaining property loss cases will be dismissed.

In any event, the Company has already paid the limits of its liability insurance in settlement costs. The Company contends that a federal statute passed after the events of September 11, 2001 protects it from having to make any further monetary payments, regardless of whether it is found liable in any of the remaining cases.

Claims by former employees

The Company is subject to wrongful termination claims made by certain former employees of one of its European subsidiaries. The aggregate amount of such claims is approximately $711. At the present time, the Company is not able to determine the likelihood of an unfavorable outcome or estimate a range of potential loss related to these matters.

Minimum wage increase

In August 2015, the Company was informed about a court decision, which approved an increase to the minimum wage for the city of SeaTac, Washington (location of Seattle Airport). The increase to the minimum wage was originally approved by a vote in King County, Washington in 2013 (to be effective January 1, 2014). However, a court ruled that SeaTac employees were excluded from this increase because the airport was under the jurisdiction of the Port of Seattle and not the city of SeaTac. In August 2015, this decision was overturned by the State Supreme Court and accordingly, the Company is required to increase the minimum wage of its employees at the SeaTac Airport according to the court decision, effective January 1, 2014. The Company has estimated that it has a liability of approximately $3,600 for back wages (inclusive of interest amounting to approximately $600) as of December 31, 2016 and has recorded an accrual for this liability.

A class action lawsuit was filed against the Company in the United States District Court for the Western District of Washington, Seattle, by an employee of the Company. The employee alleges the Company failed to pay the proper minimum wage in violation of the City of Sea Tax Municipal Code. The case is currently in the discovery phase.

Additional two lawsuits were filed against the Company in the District Court for the Southern District of Texas, Huston Division and in the Superior Court of Washington, King County, on the same subject. These cases are currently in the discovery phase.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 14 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Consulting and Service Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations of the subsidiary are sold in the future, the third party agent is entitled to a payment of €2,000 ($2,111 as of December 31, 2016)

In June 2015, the Agency agreement was amended. As part of the changes, in the event that the Company’s operations in that country are sold, the third party agent is entitled to a payment of €3,000 ($3,167 as of December 31, 2016) instead of €2,000 ($2,111 as of December 31, 2016).

NOTE 15 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other aviation services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of identity security software to customers, predominantly in Europe and the United States of America. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 15 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Year ended December 31, 2016:
Revenue	$-	$252,878	$2,698	$255,576
Depreciation and amortization	10	846	37	893
Income (loss) from continuing operations	(6,052)	10,654	(2,260)	2,342
Total assets from continuing operations	431	45,945	780	47,156

Year ended December 31, 2015:
Revenue	$-	$185,519	$1,503	$187,022
Depreciation and amortization	1	655	57	713
Income (loss) from continuing operations	(3,182)	1,597	(3,117)	(4,702)
Total assets from continuing operations	440	41,056	853	42,349

Year ended December 31, 2014:
Revenue	$-	$172,102	$827	$172,929
Depreciation and amortization	3	689	69	761
Income (loss) from continuing operations	(99)	5,106	(3,467)	1,540
Total assets from continuing operations	404	34,006	461	34,871

Revenue by country is summarized as follows:

	Year Ended December 31,
	2016	2015	2014

United States	$47,733	$41,817	$39,983
The Netherlands	87,348	72,231	69,667
Germany	108,692	61,765	49,771
Other	11,803	11,209	13,508
Total	$255,576	$187,022	$172,929

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

NOTE 15 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

Property and equipment, net of accumulated depreciation and amortization, by country is summarized as follows:

	December 31,
	2016	2015

United States	$487	$385
The Netherlands	729	673
Germany	359	235
Other	209	200
Total	$1,784	$1,493

NOTE 16 - SUBSEQUENT EVENTS

In March 2017, the Company received a reimbursement of approximately $1,600 from one of its customers in connection with the minimum wage increase referred to in Note 13. The Company will record this reimbursement in income in 2017.

On March 2017 the Company received a loan of $2,000 from a company related to one of the Company’s shareholders, for a term of one year. The loan bears interest at 7% per annum.

On February 2017 the Company committed to invest an aggregate amount of $3,500 for 10% of White Line B.V., a limited company incorporated in the Netherlands. The Company paid $2,000 on March 2017 and is expected to pay additional $1,500 in August 2017.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

Valuation and Qualifying Accounts
(US $ in thousands)

		Charges
		(credit)	Charges
		to	to
	Beginning	Costs and	other	Additions	End of
	of year	Expenses	accounts	(Deductions)	Year

Allowance for doubtful accounts (1):
Year ended December 31, 2014	57	74	-	(15)	116
Year ended December 31, 2015	116	(65)	-	(1)	50
Year ended December 31, 2016	50	34	-	-	84

Allowance for net deferred tax assets:
Year ended December 31, 2014	20,844	-	-	(1,569)	19,275
Year ended December 31, 2015	19,275	-	-	2,868	22,143
Year ended December 31, 2016	$22,143	$-	$-	$(874)	$21,269
(1) Write-off net of recoveries for the allowance for doubtful accounts.

Exhibit 12.1

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

CERTIFICATIONS*

I,	Ran Langer, certify that:

1.          I have reviewed this annual report on Form 20-F of ICTS International, N.V. (the "Company") for the year ended December 31, 2016;

2.          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.          Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.          The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.          The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's Supervisory Board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated:	May 8, 2017

By:	/s/ Ran Langer
                      Ran Langer, Managing Director and Principal Executive Officer

Exhibit 12.2

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

CERTIFICATIONS*

I,	Alon Raich, certify that:

1.          I have reviewed this annual report on Form 20-F of ICTS International, N.V. (the "Company") for the year ended December 31, 2016;

2.          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.          Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.          The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.          The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's Supervisory Board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Dated:	May 8, 2017

By:	/s/ Alon Raich
Alon Raich, Principal Financial Officer

Exhibit 13.1

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

CERTIFICATION

In connection with the annual report of ICTS International, N.V. (the "Company") on Form 20-F for the period ending December 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ran Langer, Managing Director and Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Ran Langer
Ran Langer, Managing Director and Principal Executive Officer

Dated:	May 8, 2017

Exhibit 13.2

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
(US $ in thousands, except share data)

CERTIFICATION

In connection with the annual report of ICTS International, N.V. (the "Company") on Form 20-F for the period ending December 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Alon Raich, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Alon Raich
Alon Raich, Principal Financial Officer

Dated:	May 8, 2017